Form 10-K, Exhibit 13
period 1994-09-30
VARIAN ASSOCIATES INC /DE/
filed 1994-12-21
CIK 203527

                                  EXHIBIT 13

                            VARIAN ASSOCIATES, INC.


                            FY 1994 ANNUAL REPORT

                                TO STOCKHOLDERS

                                                                   EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS


RESULTS OF OPERATIONS

         Net earnings for 1994 grew 73% to $79.4 million ($2.22 per share), compared to the $45.8 million ($1.26 per share) earned in the prior year. 1992's net earnings were $38.6 million ($1.02 per share). Earnings for the fourth quarter of 1994 rose 50% over the prior year's quarter to $27.0 million ($0.76 per share).

         Orders for the year reached a new high of $1.71 billion.  Fourth
quarter orders of $421 million were up 16% from the year- ago quarter.   Sales
for the year rose 18% to a record $1.55 billion, from the prior year's $1.31 billion, and also reached a quarterly high of $441 million. Backlog at the end of the year was $775 million compared to $627 million and $561 million at years ended 1993 and 1992, respectively.

         Varian's four core businesses all benefited from the combination of good order levels and improved efficiency.

         Good worldwide demand for Varian's cancer therapy equipment and X-ray tubes drove orders and sales for the Company's Health Care Systems business up 10% over 1993. Profits climbed 15% from the prior year. Backlog rose slightly over last year's level. The good performance reflected both the Company's continued strength in the radiation oncology market as well as strong results from its X-ray tube business. In the latter sector, steps to strengthen its distribution system and relationships with key original equipment manufacturers more than offset soft demand for the diagnostic equipment that uses the tubes. Demand for radiation therapy equipment continued to grow on a worldwide basis due to its efficacy and cost-effectiveness. The Company's multi-year program to expand its share of the overseas market resulted in 35% of 1994 orders coming from international customers.

         Instruments orders advanced slightly during the year, as strength in the Company's vacuum products line overcame the effects of generally slow demand in the analytical instrument market. Sales rose 6%, while operating profits declined slightly from 1993, because of competitive industry pricing conditions. Backlog also declined 6% from the prior year.

         Orders for Varian's Semiconductor Equipment business rose 87% over 1993 to $610 million, as chip manufacturers worldwide continued to invest in new equipment for the next generation of advanced devices. Sales climbed 64% from 1993's level, and operating profits reached $36 million, rising from $1 million in 1993. Backlog more than doubled to $245 million at year's end. The upswing in Semiconductor Equipment performance was based on strong global
demand for all of its major product lines.   Continued market growth in the
U.S. and Korea was further strengthened by improving momentum in Europe and recently in Japan. The discontinuance of the semiconductor equipment distribution agreement with Tokyo Electron Limited in the U.S. and Europe was completed as planned effective September 30, 1994. Semiconductor equipment orders and sales growth will be moderated by discontinuation of the distribution of TEL products. The impact on Semiconductor Equipment earnings is expected to be minimal under the terms of the termination, which includes payments to the Company for certain future TEL sales.

         Orders for the Electron Devices business increased 7% during 1994, with modest growth in both the commercial and defense sectors. Sales fell slightly, but operating profits rose 50% over 1993, an increase for the second year in a row. The profit improvement was evident across a wide variety of product lines in 1994. Backlog advanced 9% from year-end 1993.

         Spending on research and development continued at approximately 5% of sales. Research and development expense in 1994 was $81.3 million, compared to $73.9 million and $76.7 million in 1993 and 1992, respectively.

         Net interest expense in 1994 declined to $2.0 million compared to $4.5 million and $3.2 million in 1993 and 1992, respectively.

         The effective tax rate for 1994 was 38%, the same as both of the two preceding years. See Summary of Significant Accounting Policies in Notes to the Consolidated Financial Statements.


FINANCIAL CONDITION

The Company's financial condition remained strong during 1994. Operating activities provided cash of $120.3 million compared to $89.8 million in 1993. Investing activities used $51.4 million, and $57.9 million in 1994, and

                                                                   EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

1993, respectively, mainly for the purchase of property, plant and equipment. Financing activities used $61.4 million during 1994 as compared to $28.1 million during 1993. $36.1 million was used to buy back shares of the Company's outstanding stock under a share reduction program, and to offset the issuance of stock to employees. Net payments of $18.1 million decreased total debt as a percentage of total capital to 12.7% at the end of fiscal 1994 as compared with 16.8% a year ago. Cash and cash equivalents were $78.9 million at year-end, exceeding all short- and long-term debt of $65.2 million. The ratio of current assets to current liabilities remained at 1.55 to 1 at fiscal year-end 1994, unchanged from fiscal year-end 1993. Quarterly dividends were increased from $.05 to $.06 per share in the second quarter of fiscal 1994. The Company has available $50 million in unused lines of credit.


OUTLOOK

         Despite the favorable financial results described above, future revenue and profitability remain difficult to predict. The Company continues to face various risks associated with its business operations including uncertain general worldwide economic conditions, lingering worldwide recessionary conditions, new product acceptance, and uncertainty regarding possible legislation and private initiatives in the U.S. to control health care costs. Such conditions could affect the Company's future performance.

         On October 20, 1994, the Company announced that it will seek a buyer for the Electron Devices operations. The sale will not go forward unless the selling price recognizes the increased profitability and improving value attained in the business in recent years.

         The Company's operations are subject to various federal, state, and/or local laws regulating the discharge of materials to the environment or otherwise relating to the protection of the environment, such as discharges to soil, waters, and air, and the generation, handling, storage, transportation, and disposal of waste and hazardous substances. These laws have the effect of increasing costs and potential liabilities associated with the conduct of such operations. The Company has also been named by the U.S. Environmental Protection Agency or third parties as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, at seven sites to which Varian is alleged to have shipped manufacturing waste for disposal. The Company is also involved in various stages of environmental investigation and/or remediation under the direction of, or in consultation with, local and/or state agencies at certain current or former Company facilities. Uncertainty as to (a) the extent to which the Company caused, if at all, the conditions being investigated, (b) the extent of environmental contamination and risks, (c) the applicability of changing and complex environmental laws, (d) the number and financial viability of other potentially responsible parties, (e) the stage of the investigation and/or remediation, (f) the unpredictability of investigation and/or remediation costs (including as to when they will be incurred), (g) applicable clean-up standards, (h) the remediation (if any) which will ultimately be required, and
(i) available technology make it difficult to assess the likelihood and scope of further investigation or remediation activities or to estimate the future costs of such activities if undertaken. In addition, the Company believes that it has rights to contribution and/or reimbursement from financially viable, potentially responsible parties and/or insurance companies, and has filed a lawsuit against 36 insurance companies with respect to most of the above-referenced sites. The Company has established reserves for these environmental matters, which reserves management believes are adequate. Based on information currently available, management believes that the costs of these matters are otherwise not reasonably likely to have a material adverse effect on the financial condition of the Company.

                                                                EXHIBIT 13

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

         The management of Varian Associates, Inc. (the Company) is responsible for the integrity of the financial statements of the Company and its subsidiaries. This responsibility involves preparation of financial statements in accordance with generally accepted accounting principles and reporting data which objectively reflect the assets, liabilities, revenues, and expenses of the Company and its subsidiaries.

         In accumulating and controlling its financial data, the Company establishes and maintains accounting systems designed to ensure adequate internal controls. Management believes a high level of internal control is maintained by the selection and continual training of qualified personnel, by the establishment and communication of accounting and business policies, and by internal audits. In establishing internal controls, management evaluates the cost of such systems against the benefits received. Management believes the internal control systems in use are adequate to prevent significant misuse of Company assets or misstatement of financial reports.

         Coopers & Lybrand, independent accountants, are engaged to render an opinion on the consolidated financial statements. Their opinion expresses an informed judgment on whether management's financial statements, considered in their entirety, present fairly in all material respects, in conformity with generally accepted accounting principles, the Company's financial condition, operating results and cash flows. It is based on procedures described in the second paragraph of their report, which include obtaining an understanding of the Company's systems and procedures and performing tests and other procedures sufficient to provide reasonable assurance that the financial statements are neither materially misleading nor contain material errors. The audits make extensive tests of Company procedures. It is neither practical nor necessary for them to scrutinize a large portion of the Company's transactions.

         The Board of Directors, through its Audit and Corporate Responsibility Committee consisting of five independent directors, is responsible for engaging the independent accountants and assuring that management fulfills its responsibilities in the preparation of the financial statements. The Audit and Corporate Responsibility Committee discusses audit and financial reporting matters with both management and Coopers & Lybrand. To ensure complete independence, Coopers & Lybrand meets with the Audit and Corporate Responsibility Committee with and without the presence of management representatives.

         With the established system of internal accounting controls, internal audit, and the independent audit by Coopers & Lybrand, the integrity and objectivity of the Company's financial statements are maintained.



/s/ Robert A. Lemos                        /s/ Wayne P. Somrak
- - - ---------------------------                -----------------------------
Robert A. Lemos                            Wayne P. Somrak
Vice President, Finance and                Vice President and Controller
Chief Financial Officer

                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF EARNINGS

Varian Associates, Inc. and Subsidiary Companies


                                                                   Fiscal Years
- - - ---------------------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)         1994            1993          1992
=============================================================================================
SALES                                                $1,552,477     $1,310,984     $1,288,024
                                                     ----------     ----------     ----------
OPERATING COSTS AND EXPENSES
   Cost of sales                                      1,031,956        876,480        871,667
   Research and development                              81,326         73,932         76,653
   Marketing                                            187,332        173,443        172,688
   General and administrative                           121,873        108,765        101,490
                                                     ----------     ----------     ----------
   Total operating costs and expenses                 1,422,487      1,232,620      1,222,498
                                                     ----------     ----------     ----------
OPERATING EARNINGS                                      129,990         78,364         65,526
   Interest expense                                      (6,345)        (6,555)        (5,853)
   Interest income                                        4,353          2,064          2,683
                                                     ----------     ----------     ----------
EARNINGS BEFORE TAXES                                   127,998         73,873         62,356

   Taxes on earnings                                     48,640         28,070         23,700
                                                     ----------     ----------     ----------
NET EARNINGS                                         $   79,358     $   45,803     $   38,656
                                                     ==========     ==========     ==========

EARNINGS PER SHARE - FUllY DILUTED                   $     2.22     $     1.26     $     1.02
                                                     ==========     ==========     ==========


See accompanying Notes to the Consolidated Financial Statements.

                                                                      EXHIBIT 13

CONSOLIDATED BALANCE SHEETS

Varian Associates, Inc. and Subsidiary Companies

                                                                 Fiscal Year-End
                                                            ------------------------
(Dollars in thousands except par values)                       1994           1993
- - - ------------------------------------------------------------------------------------

ASSETS
Current Assets
 Cash and cash equivalents                                  $  78,872      $  73,307
 Accounts receivable                                          338,448        290,513
 Inventories                                                  179,176        161,413
 Other current assets                                          72,243         65,493
                                                            ---------      ---------
  Total Current Assets                                        668,739        590,726
                                                            ---------      ---------
Property, Plant, and Equipment                                574,402        544,316
 Accumulated depreciation and amortization                   (339,082)      (313,841)
                                                            ---------      ---------
  Net Property, Plant, and Equipment                          235,320        230,475
                                                            ---------      ---------
Other Assets                                                   58,364         57,506
                                                            ---------      ---------
  TOTAL ASSETS                                              $ 962,423      $ 878,707
                                                            =========      =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Notes payable                                              $   4,816      $  22,858
 Accounts payable - trade                                      78,094         58,654
 Accrued expenses                                             248,751        203,848
 Product warranty                                              41,682         35,615
 Advance payments from customers                               58,440         61,282
                                                            ---------      ---------
  Total Current Liabilities                                   431,783        382,257
Long-Term Debt                                                 60,399         60,470
Deferred Taxes                                                 20,788         21,919
                                                            ---------      ---------
  Total Liabilities                                           512,970        464,646
                                                            ---------      ---------
Stockholders' Equity
 Preferred stock
  Authorized 1,000,000 shares, par value $1, issued none         -              -
 Common stock
  Authorized 99,000,000 shares, par value $1, issued
  and outstanding 33,979,000 shares (1994), 34,684,000
  shares (1993)                                                33,979         17,342
 Retained earnings                                            415,474        396,719
                                                            ---------      ---------
  Total Stockholders' Equity                                  449,453        414,061
                                                            ---------      ---------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                $ 962,423      $ 878,707
                                                            =========      =========

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY                      EXHIBIT 13
Varian Associates, Inc. and Subsidiary Companies


                                                     Capital in               Treasury
(Dollars in thousands except            Common        Excess of   Retained      Stock
    per share amounts)                  Stock         Par Value   Earnings     at Cost     Total
- - - -------------------------------------------------------------------------------------------------
BALANCES, FISCAL YEAR-END, 1991         $19,119       $ 76,530    $330,829   $      -    $426,478
  Net earnings for the year                   -              -      38,656          -      38,656
  Issuance of stock under omnibus
    stock and employee stock
    purchase plans (including tax
    benefit of $1,179)                      536         15,546           -          -      16,082
  Purchase of common stock                    -              -           -    (54,468)    (54,468)
  Retirement of treasury stock           (1,495)       (52,973)          -     54,468           -
  Dividends declared
    ($0.175 per share)                        -              -      (6,492)         -      (6,492)
                                        -------       --------    --------   --------    --------

BALANCES, FISCAL YEAR-END, 1992          18,160         39,103     362,993          -     420,256
  Net earnings for the year                   -              -      45,803          -      45,803
  Issuance of stock under omnibus
    stock and employee stock
    purchase plans (including tax
    benefit of $3,845)                      775         26,292           -          -      27,067
  Purchase of common stock                    -              -           -    (72,228)    (72,228)
  Retirement of treasury stock           (1,593)       (65,395)     (5,240)    72,228           -
  Dividends declared
    ($0.195 per share)                        -              -      (6,837)         -      (6,837)
                                        -------       --------    --------   --------    --------

BALANCES, FISCAL YEAR-END, 1993          17,342              -     396,719          -     414,061
  Net earnings for the year                   -              -      79,358          -      79,358
  Issuance of stock under omnibus
    stock and employee stock
    purchase plans (including tax
    benefit of $4,821)                      839         26,753           -          -      27,592
  Purchase of common stock                    -              -           -    (63,669)    (63,669)
  Retirement of treasury stock           (1,423)       (26,753)    (35,493)    63,669           -
  Dividends declared
    ($0.23 per share)                         -              -      (7,889)         -      (7,889)
  Two-for-one stock split                17,221              -     (17,221)         -           -
                                        -------       --------    --------   --------    --------

BALANCES, FISCAL YEAR-END, 1994         $33,979              -    $415,474          -    $449,453
                                        =======       ========    ========   ========    ========


See accompanying Notes to the Consolidated Financial Statements.

                                                                      EXHIBIT 13

CONSOLIDATED STATEMENTS OF CASH FLOWS

Varian Associates, Inc. and Subsidiary Companies

                                                                                                   Fiscal Years
                                                                                   ---------------------------------------------
(Dollars in thousands)                                                               1994              1993               1992
- - - --------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
        Net Cash Provided by Operating Activities                                  $120,251         $ 89,815            $130,812

INVESTING ACTIVITIES
      Proceeds from sale of property, plant, and equipment                           18,320            5,228               2,735
      Purchase of property, plant, and equipment                                    (62,584)         (45,102)            (48,605)
      Purchase of businesses, net of cash acquired                                      133          (11,879)                -
      Other                                                                          (7,252)          (6,099)             (6,361)
                                                                                   --------         --------            --------
        Net Cash Used by Investing Activities                                       (51,383)         (57,852)            (52,231)
                                                                                   --------         --------            --------
FINANCING ACTIVITIES
      Net borrowings (payments) on short-term obligations                           (12,042)          12,549               1,232
      Proceeds from long-term borrowings                                               -              60,000                 -
      Principal payments on long-term debt                                           (6,071)         (49,238)            (18,512)
      Proceeds from common stock issued to employees                                 27,592           27,067              16,082
      Purchase of common stock                                                      (63,669)         (72,228)            (54,468)
      Dividends paid                                                                 (7,590)          (6,761)             (6,373)
      Other                                                                             392              512                (801)
                                                                                   --------         --------            --------
        Net Cash Used by Financing Activities                                       (61,388)         (28,099)            (62,840)
                                                                                   --------         --------            --------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH                                             (1,915)           2,700              (3,363)
                                                                                   --------         --------            --------
        Net Increase in Cash and Cash Equivalents                                     5,565            6,564              12,378
        Cash and Cash Equivalents at Beginning of Year                               73,307           66,743              54,365
                                                                                   --------         --------            --------
        Cash and Cash Equivalents at End of Year                                   $ 78,872         $ 73,307            $ 66,743
                                                                                   ========         ========            ========
DETAIL OF NET CASH PROVIDED BY OPERATING ACTIVITIES
      Net Earnings                                                                 $ 79,358           45,803            $ 38,656
      Adjustments to reconcile net earnings to
       net cash provided by operating activities
        Depreciation                                                                 48,029           45,266              44,465
        Deferred taxes                                                               (8,283)           2,900               1,062
        Amortization of intangibles                                                   4,484            4,429               4,477
        Changes in assets and liabilities:
            Accounts receivable                                                     (40,765)         (26,214)             (4,760)
            Inventories                                                             (17,374)          16,003              10,263
            Other current assets                                                        550           (1,646)              3,935
            Accounts payable - trade                                                 18,226            1,972              (3,376)
            Accrued expenses                                                         37,929           (5,955)             20,394
            Product warranty                                                          5,871            2,056                  75
            Advance payments from customers                                          (3,503)           1,629              10,315
        Other                                                                        (4,271)           3,572               5,306
                                                                                   --------         --------            --------
        Net Cash Provided by Operating Activities                                  $120,251         $ 89,815            $130,812
                                                                                   ========         ========            ========

See accompanying Notes to the Consolidated Financial Statements.

                                                                     EXHIBIT 13




NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year:
The Company's fiscal years reported are the 52- or 53- week periods which end on the Friday nearest September 30.

Principles of Consolidation
The consolidated financial statements include those of the Company and its subsidiaries. Significant intercompany balances, transactions, and stock holdings have been eliminated in consolidation. Investments in less-than-majority-owned affiliated companies are stated at equity in the net assets of these companies.

Foreign Currency Translation:
Assets and liabilities of subsidiaries outside of the United States representing cash and amounts receivable or payable are translated into U.S. dollars at the exchange rates in effect at year end. Other accounts including inventories and property, plant and equipment are translated at historical exchange rates. Revenue and expense items are translated at effective rates of exchange prevailing during each year, except that inventories are charged to cost of sales and depreciation is expensed at historical exchange rates. The aggregate exchange gain (loss) included in general and administrative expenses for 1994, 1993, and 1992 was $(0.1) million, $(8.3) million, and $4.5 million, respectively.

The Company enters into forward exchange contracts to mitigate the effects of operational (sales orders and purchase commitments) and balance sheet exposures to fluctuations in foreign currency exchange rates. When the Company's foreign exchange contracts hedge operational exposure, the effects of movements in currency exchange rates on these instruments are recognized in income when the related revenues and expenses are recognized. When foreign exchange contracts hedge balance sheet exposure, such effects are recognized in income when the exchange rate changes. Because the impact of movements in currency exchange rates on foreign exchange contracts generally offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would otherwise result from changes in currency exchange rates. At fiscal year-end 1994, the Company had forward exchange contracts with maturities of twelve months or less to sell foreign currencies totaling $9.1 million ($5.4 million of British pounds and $3.7 million of Canadian dollars) and to buy foreign currencies totaling $71.8 million ($14.7 million of British pounds and $57.1 million of Japanese yen).

Revenue Recognition:
Sales and related cost of sales are recognized primarily upon shipment of products. Sales and related cost of sales under long-term contracts to commercial customers and the U.S. Government are recognized primarily as units are delivered.


Statements of Cash Flows:
The Company considers currency on hand, demand deposits, and all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Accounts Receivable:
Accounts receivable are stated net of allowances for doubtful accounts of $2.4 million at the end of fiscal year 1994 and $2.2 million at the end of fiscal year 1993.

Inventories:
Inventories are valued at the lower of cost or market (realizable value) using last-in, first-out (LIFO) cost for the U.S. inventories of the Health Care Systems, except X-ray Tube Products, Instruments, and Semiconductor Equipment

                                                                     EXHIBIT 13
Notes to the Consolidated Financial Statements (continued)

segments. All other inventories are valued principally at average cost. Approximately half of total gross inventories are valued using LIFO method. If the first-in, first-out (FIFO) method had been used, inventories would have been higher than reported by $49.0 million in fiscal 1994, $50.8 million in fiscal 1993, and $52.0 million in fiscal 1992. The main components of inventories are as follows:

(Dollars in Millions)                                                1994                  1993
- - - -----------------------------------------------------------------------------------------------
Raw materials and parts                                       $     104.2           $      89.7
Work in process                                                      60.3                  44.7
Finished goods                                                       14.7                  27.0
                                                              -----------           -----------
Total Inventories                                             $     179.2           $     161.4
                                                              ===========           ===========

Property, Plant, and Equipment:
Property, plant, and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed currently . Plant and equipment are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Leasehold improvements are amortized using the straight-line method over their estimated useful lives, or the remaining term of the lease, whichever is less.

The main components of property, plant, and equipment are as follows:

(Dollars in Millions)                                                1994                  1993
- - - -----------------------------------------------------------------------------------------------
Land and land leaseholds                                       $     10.8            $     11.3
Buildings                                                           201.4                 194.2
Machinery and equipment                                             347.2                 331.1
Construction in progress                                             15.0                   7.7
                                                               ----------            ----------
Total Property, Plant, and Equipment                           $    574.4            $    544.3
                                                               ==========            ==========


Taxes on Earnings:
Effective the beginning of fiscal year 1994, the Company adopted Statement of Financial Accounting Standards No.109 (SFAS 109), Accounting for Income Taxes.

The Company elected to adopt this new standard by restating the prior three years. Retained earnings for all years restated was decreased by $7.8 million as a result of adoption, and the income tax provision did not change for any of the three years restated. Adopting SFAS 109 has not caused a significant change in the Company's provision for income taxes. The adoption has not caused a change in the Company's reconciliation of the effective tax rate with the federal statutory rate or a change in the significant components of the income tax expense.

Postemployment Benefits:
During 1994, the Company adopted SFAS 112, Employers' Accounting for Postemployment Benefits. Its adoption did not have a material effect on the financial statements of the Company.

Postretirement Benefits Other Than Pensions:
The Company adopted SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, during 1994. Its adoption did not have a material effect on the financial statements of the Company.

                                                                      EXHIBIT 13
Notes to the Consolidated Financial Statements (continued)


Research and Development:
Company-sponsored research and development costs related to both present and future products are expensed currently. Costs related to research and development contracts are included in inventory and charged to cost of sales upon recognition of related revenue. Total expenditures on research and development for fiscal 1994, 1993, and 1992, were $93.1 million, $83.4 million, and $86.4 million, respectively, of which $11.8 million, $9.5 million, and $9.7 million, respectively, were funded by customers.

Computation of Earnings Per Share (Shares in thousands):
Earnings-per-share computations are based on the weighted average common shares outstanding and common share equivalents (dilutive stock options). The average number of common shares and common share equivalents used in the computation of earnings per share in 1994, 1993, and 1992, was 35,676, 36,292, and 37,912
shares, respectively. There is no significant difference between fully diluted earnings per share and primary earnings per share.

Stock Split:
On February 17, 1994, the Board of Directors declared a two-for-one stock split in the form of a stock dividend, issued on March 17, 1994, to stockholders of record on March 3, 1994. All share and per share information has been restated to reflect the stock split on a retroactive basis.


ACCRUED EXPENSES

(Dollars in Millions)                                               1994                  1993
- - - ----------------------------------------------------------------------------------------------
Taxes, including taxes on earnings                          $       52.5           $      40.6
Payroll and employee benefits                                       90.8                  68.3
Estimated loss contingencies                                        17.9                  14.9
Deferred income                                                     23.1                  15.4
Other                                                               64.5                  64.6
                                                            ------------           -----------
Total Accrued Expenses                                      $      248.8           $     203.8
                                                            ============           ===========

SHORT-TERM DEBT

Short-term notes payable and the current portion of long-term debt amounted to $4.8 million and $22.9 million at the end of fiscal years 1994 and 1993, respectively. Total debt is subject to limitations included in long-term debt agreements.

At fiscal year-end 1994, the Company had total unused committed lines of credit amounting to $50 million.

                                                                      EXHIBIT 13
Notes to the Consolidated Financial Statements (continued)


LONG-TERM DEBT

(Dollars in Millions)                                                      1994                1993
- - - ---------------------------------------------------------------------------------------------------
Unsecured term loan, 7.29% due in semi-annual installments of
$6.0 payable 1998-2002                                                  $  60.0             $  60.0
Unsecured term loan, 9.9%                                                   -                   6.0
Other debt                                                                  0.5                 1.0
                                                                        -------             -------
Long-term borrowings                                                       60.5                67.0
Less current portion                                                        0.1                 6.5
                                                                        -------             -------
Long-term Debt                                                          $  60.4             $  60.5
                                                                        =======             =======


The unsecured term loans contain covenants which limit future borrowings and require the Company to maintain certain levels of working capital and operating results. At fiscal year-end 1994, the Company was in compliance with all restrictive covenants of the loan agreements, including a restriction on payment of cash dividends. Approximately $44.8 million of retained earnings were unrestricted for payment of cash dividends.

The annual maturities of long-term debt (in millions) for fiscal years 1995 through 1999, are as follows: $0.1, $0.1, $0.1, $12.1, and $12.1.

Interest paid (in millions) on short and long-term debt was $6.4, $6.4, and $6.1, in fiscal 1994, 1993, and 1992, respectively.



OMNIBUS STOCK AND EMPLOYEE STOCK PURCHASE PLANS (SHARES IN THOUSANDS)

During fiscal 1991, the Company adopted the Omnibus Stock Plan (the Plan) under which shares of common stock can be issued to officers, directors, and key employees. The maximum number of shares of common stock available for awards under the Plan during each fiscal year (including incentive stock options) is 5% of the total outstanding shares of the Company on the last business day of the preceding fiscal year. The maximum number of shares of the common stock available for incentive stock option grants under the Plan is 6,000. The exercise price for incentive and nonqualified stock options granted under the Plan may not be less than 100% and 50%, respectively, of the fair market value at the date of the grant. Options granted will be exercisable at such times and be subject to such restrictions and conditions as determined by the Organization and Compensation Committee of the Company's Board of Directors, but no option shall be exercisable later than ten years from the date of grant. Restricted stock grants may be awarded at prices ranging from 0% to 50% of the fair market value of the stock and may be subject to restrictions on transferability and continued employment as determined by the Organization and Compensation Committee.

Options granted are generally exercisable in cumulative installments of one-third each year, commencing one year following date of grant, and expire if not exercised within seven or ten years from date of grant.

                                                                      EXHIBIT 13
Notes to the Consolidated Financial Statements (continued)


Option activity under the Plans is presented below.

                                        1994                              1993                          1992
                                 ----------------------          -----------------------        ----------------------
(Dollars in Millions)            Shares         Dollars          Shares          Dollars        Shares         Dollars
- - - ----------------------           ------         -------          ------          -------        ------         -------
Beginning of year                 3,785         $  60.6           3,871         $  55.5         3,565         $  46.2
Granted                           1,161            29.5           1,153            22.6           919            17.6
Terminated or expired               (63)           (1.4)            (82)           (1.4)          (79)           (1.2)
Exercised                          (884)          (14.5)         (1,158)          (16.0)         (534)           (7.1)
                                  -----         -------           -----         -------         -----         -------
End of Year
                                  3,999         $  74.2           3,784         $  60.7         3,871         $  55.5
                                  =====         =======           =====         =======         =====         =======
Shares exercisable                1,692                           1,476                         1,661
Available shares
remaining                           634                             735                         1,368
                                  =====                           =====                         =====

Options were outstanding at prices ranging from $10.60 to $38.31 per share at fiscal year-end 1994. Options were exercised at prices ranging from $10.60 to $24.25 for fiscal 1994, $10.60 to $23.72 for fiscal 1993, and $10.60 to $16.63 for fiscal 1992.

During fiscal years 1994, 1993, and 1992, 64, 15, and 82, shares, respectively, were awarded under restricted stock grants at no cost to the employees. The restricted stock grants vest over a three year period. Compensation expense from restricted stock was approximately $1.2 million, $0.9 million, and $1.2 million, in fiscal years 1994, 1993, and 1992, respectively.

The Employee Stock Purchase Plan (ESPP) covers substantially all employees in the United States and Canada. The participants' purchase price is the lower of 85% of the closing market price on the first or last trading day of the fiscal quarter. The discount is treated as equivalent to the cost of issuing stock for financial reporting purposes. During fiscal 1994, 1993, and 1992, 266 shares, 382 shares, and 466 shares, were issued under the ESPP for $7.0 million, $6.3 million, and $6.6 million, respectively. At fiscal year-end 1994, the Company had a balance of 3,330 shares reserved for ESPP.


PREFERRED STOCK PURCHASE RIGHTS (SHARES IN THOUSANDS)

At fiscal year-end, there were issued and outstanding 33,979 preferred stock purchase rights (one right for each outstanding common share). Each right entitles the holder to buy one two-hundredth of a share of the Company's Series A Junior Participating Preferred Stock for $62.50. Of the 1,000 shares of authorized preferred stock, 280 shares have been designated as Series A Junior Participating Preferred Stock, to be issued upon exercise of the rights. Upon issuance, these preferred shares will have certain voting, dividend, and liquidation preferences over the common stock, as described in the Rights Agreement of August 25, 1986, as amended.

The rights are exercisable ten days after a person or group has acquired 15% or more of the Company's voting stock, or the tenth day (or such later date as may be determined by the Board of Directors) after the date of the commencement of announcement of a person's or group's intention to commence a tender or exchange offer whose consummation will result in the ownership of 30% or more of stock. If a person or group becomes the beneficial owner of 15% or more of

                                                                      EXHIBIT 13
Notes to the Consolidated Financial Statements (continued)


the voting stock, each right would entitle the holder, other than the acquiring person or group, to buy shares of the Company's Series A Junior Participating Preferred Stock, having a market value of $125, for the exercise price of $62.50. If the Company were to be merged into another entity, or merged with another entity, and the common stock were changed into other securities or assets, each right would entitle the holder to purchase for the exercise price of $62.50 common stock of the acquiring company equal to a market value of twice the exercise price, or $125.

The rights expire on August 25, 1996, but may be redeemed by the Board of Directors of the Company for $.025 per right at any time before they become exercisable.


RETIREMENT PLANS

The Company has defined contribution retirement plans covering substantially all of its domestic and Canadian employees. The Company's major obligation is to contribute an amount based on a percentage of each participant's base pay. The Company also contributes 5% of its consolidated earnings from continuing operations before taxes, as adjusted for discretionary items, as retirement plan profit sharing. Participants are entitled, upon termination or retirement, to their portion of the retirement fund assets, which are held by a third-party trustee. In addition, a number of the Company's foreign subsidiaries have defined benefit retirement plans for regular full-time employees. Total pension expense for all plans amounted to $23.1 million, $18.4 million, and $17.9 million, for fiscal 1994, 1993, and 1992, respectively.

TAXES ON EARNINGS

U.S. federal income tax returns for the years through 1992 have been settled with the Internal Revenue Service. It is believed that adequate provision has been made for all open years and unresolved issues. The detail of taxes on earnings is as follows:

(Dollars in millions)                                              1994            1993           1992
- - - ------------------------------------------------------------------------------------------------------
Current
    U.S. federal                                                $  33.3         $  11.5         $  7.2
    Non-U.S.                                                       15.8            11.7           13.0
    State and local                                                 7.8             2.0            2.4
                                                                -------         -------         ------
          Total current                                            56.9            25.2           22.6
                                                                =======         =======         ======


Deferred
    U.S. federal                                                   (8.8)            2.4            0.2
    Non-U.S.                                                        0.5             0.5            0.9
                                                                -------         -------         ------
          Total deferred                                           (8.3)            2.9            1.1
                                                                =======         =======         ======

Taxes on Earnings                                               $  48.6         $  28.1         $ 23.7
                                                                =======         =======         ======

                                                                      EXHIBIT 13
Notes to the Consolidated Financial Statements (continued)


Significant items making up deferred tax liabilities, reported separately as long-term liabilities, and deferred tax assets, included in other current assets, are as follows:

(Dollars in millions)                                                  1994             1993
- - - --------------------------------------------------------------------------------------------
Assets:
     Product Warranty                                             $  13,427        $  11,313
     Deferred Compensation                                           11,435            8,034
     Special Provisions                                               6,595            6,591
     Inventory Adjustments                                           17,741           11,560
     Deferred Income                                                  3,550            2,433
     Insurance Reserves                                               1,183            3,293
     Alternative minimum tax credit carryforward                          -            1,850
     Other                                                            1,309            3,014
                                                                  ---------        ---------
                                                                     55,240           48,088

Liabilities:
     Accelerated Depreciation                                        20,522           21,966
     Other                                                              266              (47)
                                                                  ---------        ---------
                                                                     20,788           21,919

Net                                                               $  34,452        $  26,169
                                                                  =========        =========

The reconciliation between the effective tax rates and the statutory federal income tax rates is shown in the following schedule:

                                                                     1994            1993             1992
                                                                     ----            ----             ----
Statutory federal income tax rate                                    35.0 %          34.8 %           34.0 %
State and local taxes, net of federal tax benefit                     4.0             1.7              2.6
Foreign taxes, net                                                   (0.6)            2.7              3.8
Foreign Sales Corporation                                            (1.8)           (3.7)            (2.7)
Other                                                                 1.4             2.5              0.3
                                                                     ----            -----            ----
Effective Tax Rate                                                   38.0 %          38.0 %           38.0 %
                                                                     ====            ====             ====

Income taxes paid (refunded) are as follows:

(Dollars in millions)                                                1994            1993           1992
- - - --------------------------------------------------------------------------------------------------------
Federal income taxes paid (refunded), net                         $  25.2          $  4.5         $ (8.0)
State income taxes paid, net                                          6.2             1.7            2.0
Foreign income taxes paid, net                                       11.8            14.9            8.0
                                                                  -------          ------         ------
Total Paid                                                        $  43.2          $ 21.1         $  2.0
                                                                  =======          ======         ======

                                                                      EXHIBIT 13
Notes to the Consolidated Financial Statements (continued)


LEASE COMMITMENTS

At fiscal year-end 1994, the Company was committed to minimum rentals under noncancellable operating leases for fiscal years 1995 through 1999 and thereafter, as follows, in millions: $9.0, $6.8, $4.5, $3.9, $1.9, and $7.1.
Rental expense for fiscal years 1994, 1993 and 1992, in millions, was $20.6, $23.8, and $24.3, respectively.


CONTINGENCIES


In February 1990, a purported class action was brought by Panache Broadcasting of Pennsylvania, Inc. on behalf of all purchasers of electron tubes in the U.S. against the Company and a joint-venture partner, alleging that the activities of their joint venture in the power-grid tube industry violated antitrust laws. The complaint seeks injunctive relief and unspecified damages which may be trebled under the antitrust laws. In February 1993, the U.S. District Court in Chicago granted the Company's motion to dismiss the complaint with leave to amend. Panache Broadcasting filed an amended complaint in March 1993. The Company's motion to dismiss that complaint was granted in part and denied in part. No determination has been made regarding the plaintiff's request to certify the purported class. The Company believes that it has meritorious defenses to the Panache lawsuit.

In addition to the above-referenced matter, the Company is currently a defendant in a number of legal actions and could incur an uninsured liability in one or more of them. In the opinion of management, the outcome of the above litigation will not have a material adverse effect on the financial condition of the Company.

The Company has also been named by the U.S. Environmental Protection Agency or third parties as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, at seven sites to which Varian is alleged to have shipped manufacturing waste for disposal. The Company is also involved in various stages of environmental investigation and/or remediation under the direction of, or in consultation with, local and/or state agencies at certain current or former Company facilities. Uncertainty as to (a) the extent to which the Company caused, if at all, the conditions being investigated, (b) the extent of environmental contamination and risks, (c) the applicability of changing and complex environmental laws, (d) the number and financial viability of other potentially responsible parties, (e) the stage of the investigation and/or remediation, (f) the unpredictability of investigation and/or remediation costs (including as to when they will be incurred), (g) applicable clean-up standards,(h) the remediation (if any) which will ultimately be required, and (i) available technology make it difficult to assess the likelihood and scope of further investigation or remediation activities or to estimate the future costs of such activities if undertaken. In addition, the Company believes that it has rights to contribution and/or reimbursement from financially viable, potentially responsible parties and/or insurance companies, and has filed a lawsuit against 36 insurance companies with respect to most of the above-referenced sites.
The Company has established reserves for these environmental matters, which reserves management believes are adequate. Based on information currently available, management believes that the costs of these matters are otherwise not reasonably likely to have a material adverse effect on the financial condition of the Company.

                                                                      EXHIBIT 13
Notes to the Consolidated Financial Statements (continued)


SUBSEQUENT EVENT

On October 20, 1994, the Company announced that it will seek a buyer for the Electron Devices operations. The sale will not go forward unless the selling price recognizes the increased profitability and improving value attained in the business in recent years.


INDUSTRY SEGMENTS

The Company's operations are grouped into four business segments: Health Care Systems, Instruments, Semiconductor Equipment, and Electron Devices. Indirect and common costs have been allocated through the use of estimates.
Accordingly, the following information is provided for purposes of achieving an understanding of operations, but may not be indicative of the financial results of the reported segments were they independent organizations. In addition, comparisons of the Company's operations to similar operations of other companies may not be meaningful.

The Health Care Systems business includes linear accelerators used for cancer therapy, industrial testing, and inspection, as well as cancer treatment planning systems, and data management systems for medical facilities. It also designs and manufactures a broad range of X-ray generating tubes for the medical diagnostic imaging market worldwide. The Instruments business consists of analytical instruments widely used in the fields of chemistry, environmental monitoring, biology, life sciences, and metallurgy. It also manufactures high vacuum pumps, instrumentation, gauges and components. The Semiconductor Equipment business includes systems used for semiconductor wafer fabrication. The Electron Devices business covers a broad line of electron devices used in broadcasting, communications, and other commercial and military applications. Included in Eliminations and Other are certain insignificant support operations.

The Company operates various manufacturing and marketing operations outside the United States. No single country outside the United States accounts for more than 10% of total sales or total assets. Sales between geographic areas are accounted for at cost plus prevailing markups arrived at through negotiations between independent profit centers. Related profits are eliminated in consolidation.

Included in the total of United States sales are export sales of $304 million in fiscal 1994, $207 million in fiscal 1993, and $208 million in fiscal 1992. Sales under prime contracts from the U.S. Government were approximately $71 million in fiscal 1994, $69 million in fiscal 1993, and $79 million in fiscal 1992.

                                                                      EXHIBIT 13

INDUSTRY SEGMENTS

                                                                  Pretax
                                     Sales                    Earnings (Loss)
                           ------------------------------------------------------
(Dollars in millions)       1994      1993      1992        1994     1993    1992
- - - ---------------------------------------------------------------------------------
Health Care Systems        $  426    $  387    $  374       $ 86     $ 75    $ 68

Instruments                   372       352       352         33       35      30

Semiconductor Equipment       477       291       275         36        1      (4)

Electron Devices              275       278       285         18       12      (1)

Eliminations & Other            2         3         2         (9)      (7)     (7)
                           ------    ------    ------       ----     ----    ----
  Total Industry
    Segments                1,552     1,311     1,288        164      116      86

General Corporate               -         -         -        (34)     (38)    (21)

Interest, Net                   -         -         -         (2)      (4)     (3)
                           ------    ------    ------       ----     ----    ----

   Total Company           $1,552    $1,311    $1,288       $128     $ 74    $ 62
                           ======    ======    ======       ====     ====    ====

                               Identifiable                Capital
                                  Assets                 Expenditures           Depreciation
                           ---------------------------------------------------------------------
(Dollars in millions)      1994    1993    1992       1994   1993  1992     1994    1993    1992
- - - ------------------------------------------------------------------------------------------------
Health Care Systems        $ 201   $ 187   $ 171      $ 11   $  8  $  8     $  9    $  8    $  8

Instruments                  196     180     179        17     12    13       10      10      10

Semiconductor Equipment      196     148     146         6      5    10        9       9       9

Electron Devices             170     172     182        13      9     8       13      12      11

Eliminations & Other           8       9      12         1      1     -        1       1       1
                           -----   -----   -----      ----   ----  ----     ----    ----    ----
  Total Industry
    Segments                 771     696     690        48     35    39       42      40      39

General Corporate            191     183     189        15     12    10        6       5       5

Interest, Net                  -       -       -         -      -     -        -       -       -
                           -----   -----   -----      ----   ----  ----     ----    ----    ----

   Total Company           $ 962   $ 879   $ 879      $ 63   $ 47  $ 49     $ 48    $ 45    $ 44
                           =====   =====   =====      ====   ====  ====     ====    ====    ====

GEOGRAPHIC SEGMENTS

                                  Sales to                      Intergeographic
                                Unaffiliated                       Sales to                    Total
                                  Customers                       Affiliates                   Sales
                            -------------------------         --------------------      ----------------------
(Dollars in millions)        1994      1993      1992         1994    1993    1992       1994   1993   1992
- - - --------------------------------------------------------------------------------------------------------------
United States              $1,098    $  932    $  879        $ 297   $ 223   $ 229      $1,395  $1,155  $1,108

International                 453       378       408           61      56      52         514     434     460

Eliminations & Other            1         1         1         (358)   (279)   (281)       (357)   (278)   (280)
                           ------    ------    ------        -----   -----   -----      ------  ------  ------
   Total Geographic
        Segments            1,552     1,311     1,288            -       -       -       1,552   1,311   1,288

General Corporate               -         -         -            -       -       -           -       -       -

Interest, Net                   -         -         -            -       -       -           -       -       -
                           ------    ------    ------        -----   -----   -----      ------  ------  ------

   Total Company           $1,552    $1,311    $1,288        $   -   $   -   $   -      $1,552  $1,311  $1,288
                           ======    ======    ======        =====   =====   =====      ======  ======  ======

                                  Pretax                Identifiable
                              Earnings (Loss)              Assets
                             ------------------      -------------------
(Dollars in millions)        1994   1993   1992      1994   1993    1992
- - - ------------------------------------------------------------------------
United States                $139   $106   $ 71      $538   $494    $456

International                  34     17     22       225    193     222

Eliminations & Other           (9)    (7)    (7)        8      9      12
                             ----   ----   ----      ----   ----    ----
   Total Geographic
        Segments              164    116     86       771    696     690

General Corporate             (34)   (38)   (21)      191    183     189

Interest, Net                  (2)    (4)    (3)        -      -       -
                             ----   ----   ----      ----   ----    ----

   Total Company             $128   $ 74   $ 62      $962   $879    $879
                             ====   ====   ====      ====   ====    ====


Total sales is based on the location of the operation furnishing goods and services. International sales based on final destination of products sold are $732 million, $561 million, and $587 million, in 1994, 1993, and 1992, respectively.

                                                                      EXHIBIT 13
QUARTERLY FINANCIAL DATA  (UNAUDITED)



                                                         1994
                                ---------------------------------------------------------
(Dollars in millions except      First       Second       Third      Fourth        Total
     per share amounts)         Quarter      Quarter     Quarter     Quarter       Year
- - - -----------------------------------------------------------------------------------------
Sales                           $ 323.8       394.5       393.0       441.2       1,552.5
                                -------       -----       -----       -----       -------

Gross Profit                    $ 104.1       129.8       130.4       156.2         520.5
                                -------       -----       -----       -----       -------

Net Earnings                    $  11.7        18.3        22.4        27.0          79.4
                                =======       =====       =====       =====       =======

Net Earnings Per Share -
        Fully Diluted           $  0.33        0.51        0.63        0.76          2.22
                                =======       =====       =====       =====       =======

                                                         1993
                                ---------------------------------------------------------
(Dollars in millions except      First       Second       Third      Fourth        Total
     per share amounts)         Quarter      Quarter     Quarter     Quarter       Year
- - - -----------------------------------------------------------------------------------------
Sales                           $ 291.3       325.3       327.9       366.5       1,311.0
                                -------       -----       -----       -----       -------

Gross Profit                    $  90.9       108.6       108.6       126.4         434.5
                                -------       -----       -----       -----       -------

Net Earnings                    $   6.6         9.3        12.0        17.9          45.8
                                =======       =====       =====       =====       =======

Net Earnings Per Share -
        Fully Diluted           $  0.18        0.25        0.33        0.51          1.26
                                =======       =====       =====       =====       =======

          The four quarters for net earnings per share may not add for the year because of the different number of shares outstanding during the year.


COMMON STOCK PRICES (UNAUDITED)


                                                1994                                   1993
                               --------------------------------------    -----------------------------------------
                                First     Second     Third    Fourth      First     Second     Third    Fourth
                               Quarter    Quarter   Quarter   Quarter    Quarter    Quarter   Quarter   Quarter
- - - ---------------------------------------------------------------------    -----------------------------------------
Common Stock

  High                         $ 30        39       35 5/8     38 5/8    $ 22 3/8    23 7/8     26 3/4      27

  Low                          $ 26        32 1/2   32 1/4     35 7/8    $ 16 7/8    19         22          23 7/8

  Dividends Declared

    Per Share                  $.050      .060     .060       .060       $.045      .050       .050        .050


                                                                      EXHIBIT 13




REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of Varian Associates, Inc.

         We have audited the accompanying consolidated balance sheets of Varian Associates, Inc. and subsidiary companies as of September 30, 1994 and October 1, 1993, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varian Associates, Inc. and subsidiary companies as of September 30, 1994 and October 1, 1993, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended September 30, 1994 in conformity with generally accepted accounting principles.




/s/ Coopers & Lybrand  L.L.P.
- - - -----------------------------
COOPERS & LYBRAND  L.L.P.


San Jose, California
October 19, 1994