Form 10-K, Exhibit 13
period 1995-09-29
VARIAN ASSOCIATES INC /DE/
filed 1995-12-26
CIK 203527

                                   EXHIBIT 13


                             VARIAN ASSOCIATES, INC.



                              FY 1995 ANNUAL REPORT
                                 TO STOCKHOLDERS

                                                                      Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF  OPERATIONS

         In fiscal 1995, the Company earned $105.8 million from continuing operations, up 56% from the $67.6 million earned in 1994. Earnings per share from continuing operations rose to $3.01, a 58% increase from the prior year's $1.90. Orders for the year grew 9% to $1.597 billion from 1994's $1.471 billion. Sales of $1.576 billion were up by 20% from the year-ago's $1.313 billion. However, after adjustments for the effect of an equipment distribution agreement with Tokyo Electron, Ltd. (TEL), which ended in 1994, the increase in orders was 24% while sales rose 26%. Order backlog stood at $651 million at the close of the year. Net earnings from discontinued operations for the year totaled $33.5 million ($0.95/share), comprising of a $25.3 million ($0.72/share) gain on the sale of its Electron Devices business, and $8.2 million ($0.23/share) from discontinued operations. Each of Varian's three core businesses contributed to the improved volume due largely to the continued strong performances by the Company's Semiconductor Equipment and Health Care Systems businesses.

         For the second year in a row, the Company's largest business, Semiconductor Equipment, posted higher results over the prior year. Orders and sales rose to $658 million and $659 million respectively. After adjustments for ending the previously noted distribution arrangement with Tokyo Electron, Ltd., orders were up 56% and sales grew 65% over the year-ago levels. The Company took full advantage of increased demand for new chipmaking equipment, as orders for its Thin Film Systems unit were up 76% over 1994, and bookings for its Ion Implantation lines rose 48%. The higher demand was principally driven by interest in the Company's newly introduced or improved sputtering systems as well as its new VIISion high current ion implanter and its E220 and E500 medium current systems. Operating profit for the Semiconductor Equipment business rose to $99 million from the prior year's $36 million. Backlog grew to $248 million, which was an increase of 65% for Varian-made products after adjusting for the 1994 TEL distribution arrangement.

         Varian's Health Care Systems business closed the year with fourth-quarter orders exceeding the $150 million mark for the first time. Annual orders and sales rose for both of its major business lines, oncology systems and X-ray tube products, with most of the momentum coming in the X-ray sector. Health Care Systems' operating profit improved over the prior year from $86 million in 1994 to $90 million in 1995. Backlog also rose from the 1994 level to $293 million. Stronger demand for Oncology Systems' products outside the U.S. and higher orders for related software and ancillary products offset continued domestic pricing pressures and flat demand.

         Orders and sales for Varian's Instruments business rose from 1994 levels. The growth is attributed to higher demand for the Company's vacuum equipment, products from its Tempe Electronics Center, and newly introduced nuclear magnetic resonance instruments, while tempered by slow or stagnant demand for its analytical lines (particularly in Europe). Backlog increased from the year-ago level, with all product areas except the analytical sector contributing to the gain. Operating profits for this business were substantially below the prior year, due primarily to the weak analytical volume and related restructuring activities.

         Research and development expense increased $17.3 million to $91.0 million, representing 5.8% of revenue, comparable with 1994 and 1993.

         Net interest expense in 1995 declined to $1.6 million compared to $2.0 million and $4.5 million in 1994 and 1993 respectively.

         The continuing operations effective tax rate for 1995 was 36%, and 38% in each of the preceding two years. See Notes to the Consolidated Financial Statements.

         The Financial Accounting Standards Board (FASB) and the American Institute of Certified Public Accountants (AICPA) have issued statements which the Company has not yet adopted. These statements are Statement of Financial Accounting Standards No. 121, (SFAS 121), Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of; Statement of
Financial Accounting Standards No. 123, (SFAS 123), Accounting for Stock Based Compensation; and American Institute of Certified Public Accountants Statement of Position No. 94-6, (SOP 94-6), Disclosure of Certain Significant Risks and Uncertainties. The adoption of these statements will not have a material effect on the financial statements of the Company. See Summary of Significant Accounting Policies in Notes to the Consolidated Financial Statements.

FINANCIAL CONDITION

         The Company's financial condition remained strong during 1995. Operating activities provided cash of $117.4 million compared to $120.3 million in 1994. Investing activities provided $125.6 million inclusive of $191.3 million proceeds from the sale of the Electron Devices business, offset by the purchase of property, plant, and equipment of $65.4 million and the purchase of businesses of $12.7 million. Financing activities used $184.9 million to buy back shares of the Company's stock, and to offset the issuance of stock to employees. Total debt as a percent of total capital increased to 13.6% from 12.7% a year ago. Cash and cash equivalents increased to $122.7 million from $78.9 a year ago, exceeding all short- and long-term debt of $62.1 million. The ratio of current assets to current liabilities was 1.51 and 1.55 at fiscal year-end 1995 and 1994, respectively. Quarterly dividends were increased from $.06 to $.07 per share in the second quarter of fiscal 1995. The Company has available $50 million in unused committed lines of credit.

OUTLOOK

         Despite the favorable financial results described above, future revenue and profitability remain difficult to predict. Although the semiconductor industry's extraordinary growth rate of the past two years may moderate to some degree in 1996, the Company anticipates continued gains in sales and earnings in its Semiconductor Equipment business. The debate over health care costs and related pressures for cost containment in U.S. health care appear likely to continue for the foreseeable future. The Health Care Systems business however is continuing to emphasize development of increasingly efficient and effective products, and expects continued strong sales in international markets and of software and ancillary products. In addition, the Company continues to face various general risks associated with its business operations, including uncertain general worldwide economic conditions and new product acceptance. Such conditions could affect the Company's future performance.

         The Company's operations are subject to various federal, state, and/or local laws regulating the discharge of materials to the environment or otherwise relating to the protection of the environment, such as discharges to soil, water, and air, and the generation, handling, storage, transportation, and disposal of waste and hazardous substances. These laws have the effect of increasing costs and potential liabilities associated with the conduct of such operations. The Company has also been named by the U.S. Environmental Protection Agency or third parties as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, at eight sites to which the Company is alleged to have shipped manufacturing waste for recycling or disposal. The Company is also involved in various stages of environmental investigation and/or remediation under the direction of, or in consultation with, federal, state, and/or local agencies at certain current and former Company facilities (including facilities disposed of in connection with the Company's sale of its Electron Devices business during
1995). Expenditures for environmental investigation and remediation amounted to $2.3 million in 1995 compared with $3.5 million in 1994.

         Uncertainty as to (a) the extent to which the Company caused, if at all, the conditions being investigated, (b) the extent of environmental contamination and risks, (c) the applicability of changing and complex environmental laws, (d) the number and financial viability of other potentially responsible parties, (e) the stage of the investigation and/or remediation, (f) the unpredictability of investigation and/or remediation costs (including as to when they will be incurred), (g) applicable clean-up standards, (h) the remediation (if any) that will ultimately be required, and (i) available technology make it difficult to assess the likelihood and scope of further investigation or remediation activities, or to estimate the future costs of such activities if undertaken.

         Nevertheless, the Company continues to estimate the amounts of these future costs in periodically establishing reserves, based partly on progress made in determining the magnitude of such costs, experience gained from sites on which remediation is ongoing or has been completed, and the timing and extent of remedial actions required by the applicable governmental authorities. As of September 29, 1995, the Company estimated that the present value of the Company's future exposure for environmental related investigation and remediation expenditures, including operating and maintenance costs, ranged from approximately $35.7 million to $56.0 million. The time frame over which the Company expects to incur such costs varies with each site, ranging up to 30 years. Management believes that no amount in the foregoing range of estimated future costs is more probable of being incurred than any other amount in such range.

         At September 29, 1995, the Company's reserve for environmental liabilities, based upon future environmental related costs estimated by the Company as of such date, was calculated as follows:

(Dollars in millions)

                                         Recurring               Non-             Total
                                           Costs      recurring Costs          Anticipated
Year                                                                           Future costs
-------------------------------------------------------------------------------------------
1996                                       $ 2.2               $ 4.5             $  6.7
1997                                         2.2                 1.9                4.1
1998                                         2.2                 1.7                3.9
1999                                         2.1                 0.0                2.1
2000                                         2.2                 0.0                2.2
Thereafter                                  52.9                 5.6               58.5
                                       ------------------------------------------------
Total Costs                                $63.8               $13.7             $ 77.5
Less imputed interest (at 7%)                                                     (41.8)
                                                                                 ------
Reserve amount                                                                   $ 35.7
                                                                                 ======

         The amounts set forth in the foregoing table are only estimates of anticipated future environmental related costs. The amounts actually spent by the Company in the years indicated may be greater or less than such estimates.

         As a result of information developed and analyzed by the Company during 1995 as part of continuing investigations and in connection with the pending environmental insurance coverage litigation referred to below, as well as the Company's sale of its Electron Devices business in 1995, the Company increased its reserve for environmental related costs at the end of 1995 to $35.7 million compared to $3.6 million at the end of 1994. The reserve recorded at the end of 1995 included $5.0 million for environmental related costs attributable to discontinued operations (i.e., the Electron Devices business). The Company believes that its reserve is adequate. As the scope of the Company's obligations becomes more clearly defined, this reserve may be modified and related charges against the Company's earnings may be made.

         Although any ultimate liability arising from an environmental related matter described herein could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, would be material to the Company's financial condition, the likelihood of such occurrence is considered remote. Based on information currently available to management and its best assessment of the ultimate amount and timing of environmental related events, management believes that the costs of these environmental related matters are not reasonably likely to have a material adverse effect on the financial condition of the Company.

         The Company evaluates its liability for environmental related investigation and remediation in light of the liability and financial wherewithal of potentially responsible parties and insurance companies with respect to which the Company believes that it has rights to contribution, indemnity and/or reimbursement.

         Claims for recovery of environmental investigation and remediation costs already incurred and to be incurred in the future have been asserted against various insurance companies and other third parties. In 1992, the Company filed a lawsuit against 36 insurance companies with respect to most of the above-referenced sites. Due to recent developments with respect to this litigation (including the California Supreme Court decision in Montrose Chemical Corporation of California v. Admiral Insurance Company rendered in July 1995 and recent settlements with certain defendant insurance carriers), the Company received certain settlements during 1995 and recorded an $18.0 million receivable in Other Current Assets at September 29, 1995. The Company expects to recover at least this amount from the defendants in such litigation (net of attorneys' fees). Except for this amount, due to the uncertainty as to ultimate recoveries from third parties, the Company has neither recorded any asset nor reduced any liability in anticipation of recovery with respect to claims made against third parties. The Company believes that it has a strong case against the defendant insurance carriers in its pending environmental insurance coverage litigation. The Company intends to aggressively pursue additional insurance recoveries from such defendants.

                                                                      Exhibit 13

CONSOLIDATED STATEMENTS OF EARNINGS

Varian Associates, Inc. and Subsidiary Companies


                                                                       Fiscal Years

---------------------------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)           1995             1994             1993
===================================================================================================
SALES                                                  $1,575,742       $1,313,447       $1,061,881
                                                       ----------       ----------       ----------
OPERATING COSTS AND EXPENSES

  Cost of sales                                         1,024,539          853,955          679,516
  Research and development                                 90,964           73,706           66,365
  Marketing                                               187,148          168,975          155,667
  General and administrative                              106,170          105,726           95,751
                                                       ----------       ----------       ----------
  Total operating costs and expenses                    1,408,821        1,202,362          997,299
                                                       ----------       ----------       ----------
OPERATING EARNINGS                                        166,921          111,085           64,582
  Interest expense                                         (6,936)          (6,345)          (6,555)
  Interest income                                           5,315            4,353            2,064

EARNINGS FROM CONTINUING OPERATIONS
  BEFORE TAXES                                         ----------       ----------       ----------
                                                          165,300          109,093           60,091
  Taxes on earnings                                        59,510           41,456           22,832
                                                       ----------       ----------       ----------
EARNINGS FROM CONTINUING OPERATIONS                    $  105,790       $   67,637       $   37,259

DISCONTINUED OPERATIONS - NET OF TAXES:
  Earnings from operations                                  8,159           11,721            8,544
  Gain from disposal                                       25,337             --               --
                                                       ----------       ----------       ----------
TOTAL FROM DISCONTINUED OPERATIONS                         33,496           11,721            8,544
                                                       ==========       ==========       ==========
NET EARNINGS                                           $  139,286       $   79,358       $   45,803
                                                       ==========       ==========       ==========

EARNINGS PER SHARE - FULLY DILUTED

  CONTINUING OPERATIONS                                $     3.01       $     1.90       $     1.03

  DISCONTINUED OPERATIONS:

    Earnings from operations                                 0.23             0.32             0.23
    Gain from disposal                                       0.72             --               --
                                                       ----------       ----------       ----------
  TOTAL FROM DISCONTINUED OPERATIONS                         0.95             0.32             0.23
                                                       ----------       ----------       ----------
NET EARNINGS PER SHARE                                 $     3.96       $     2.22       $     1.26
                                                       ==========       ==========       ==========

See accompanying Notes to the Consolidated Financial Statements.

                                                                      Exhibit 13

CONSOLIDATED BALANCE SHEETS

Varian Associates, Inc. and Subsidiary Companies


                                                                     Fiscal Year-End
                                                                --------------------------
(Dollars in thousands except par values)                           1995             1994
------------------------------------------------------------------------------------------
ASSETS
 Current Assets
 Cash and cash equivalents                                     $  122,728       $   78,872
 Accounts receivable                                              346,330          338,448
 Inventories                                                      171,702          179,176
 Other current assets                                             116,958           72,243
                                                               ----------       ----------
    Total Current Assets                                          757,718          668,739
                                                               ----------       ----------
Property, Plant, and Equipment                                    431,303          574,402
Accumulated depreciation and amortization                        (239,422)        (339,082)
                                                               ----------       ----------
    Net Property, Plant, and Equipment                            191,881          235,320
                                                               ----------       ----------
Other Assets                                                       54,183           58,364
                                                               ----------       ----------
    TOTAL ASSETS                                               $1,003,782       $  962,423
                                                               ==========       ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
 Notes payable                                                 $    1,755       $    4,816
 Accounts payable - trade                                          82,851           78,094
 Accrued expenses                                                 316,419          248,751
 Product warranty                                                  48,076           41,682
 Advance payments from customers                                   51,600           58,440
                                                               ----------       ----------
    Total Current Liabilities                                     500,701          431,783
Long-Term Accrued Expenses                                         29,026             --
Long-Term Debt                                                     60,329           60,399
Deferred Taxes                                                     18,797           20,788
                                                               ----------       ----------
    Total Liabilities                                             608,853          512,970
                                                               ----------       ----------
Stockholders' Equity
Preferred stock
    Authorized 1,000,000 shares, par value $1, issued none           --               --
 Common stock
    Authorized 99,000,000 shares, par value $1, issued
    and outstanding 31,052,000 shares (1995), 33,979,000
    shares (1994)                                                  31,052           33,979
 Retained earnings                                                363,877          415,474
                                                               ----------       ----------
    Total Stockholders' Equity                                    394,929          449,453
                                                               ----------       ----------
    TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $1,003,782       $  962,423
                                                               ==========       ==========

See accompanying Notes to the Consolidated Financial Statements.

                                                                      Exhibit 13

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Varian Associates, Inc. and Subsidiary Companies

                                                     Capital in                    Treasury
(Dollars in thousands except          Common         Excess of      Retained         Stock
    per share amounts)                 Stock         Par Value      Earnings        at Cost          Total
-----------------------------------------------------------------------------------------------------------
BALANCES, FISCAL YEAR-END, 1992       $18,160        $ 39,103       $362,993       $    --        $ 420,256
  Net earnings for the year              --              --           45,803            --           45,803
  Issuance of stock under omnibus
    stock and employee stock
    purchase plans (including tax
    benefit of $3,845)                    775          26,292           --              --           27,067
  Purchase of common stock               --              --             --           (72,228)       (72,228)
  Retirement of treasury stock         (1,593)        (65,395)        (5,240)         72,228           --
  Dividends declared
    ($0.195 per share)                   --              --           (6,837)           --           (6,837)
                                      -------        --------       --------       ---------      ---------

BALANCES, FISCAL YEAR-END, 1993        17,342            --          396,719            --          414,061
  Net earnings for the year              --              --           79,358            --           79,358
  Issuance of stock under omnibus
    stock and employee stock
    purchase plans (including tax
    benefit of $4,821)                    839          26,753           --              --           27,592
  Purchase of common stock               --              --             --           (63,669)       (63,669)
  Retirement of treasury stock         (1,423)        (26,753)       (35,493)         63,669           --
  Dividends declared
    ($0.23 per share)                    --              --           (7,889)           --           (7,889)
  Two-for-one stock split              17,221            --          (17,221)           --             --
                                      -------        --------       --------       ---------      ---------

BALANCES, FISCAL YEAR-END, 1994        33,979            --          415,474            --          449,453
  Net earnings for the year              --              --          139,286            --          139,286
  Issuance of stock under omnibus
    stock and employee stock
    purchase plans (including tax
    benefit of $10,548)                 1,445          41,059           --              --           42,504
  Purchase of common stock               --              --             --          (227,372)      (227,372)
  Retirement of treasury stock         (4,372)        (41,059)      (181,941)        227,372           --
  Dividends declared
    ($0.27 per share)                    --              --           (8,942)           --           (8,942)

BALANCES, FISCAL YEAR-END, 1995       $31,052        $   --         $363,877       $    --        $ 394,929
                                      =======        ========       ========       =========      =========

See accompanying Notes to the Consolidated Financial Statements.

                                                                      Exhibit 13

CONSOLIDATED STATEMENTS OF CASH FLOWS
Varian Associates, Inc. and Subsidiary Companies

                                                                           Fiscal Years
                                                             --------------------------------------
(Dollars in thousands)                                           1995          1994           1993
---------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
        Net Cash Provided by Operating Activities            $ 117,390      $120,251       $ 89,815

INVESTING ACTIVITIES
   Proceeds from sale of property, plant, and equipment          4,394        18,320          5,228
   Proceeds from sale of Electron Devices                      191,347          --             --
   Purchase of property, plant, and equipment                  (65,404)      (62,584)       (45,102)
   Purchase of businesses, net of cash acquired                (12,686)          133        (11,879)
   Other                                                         7,985        (7,252)        (6,099)
                                                             ---------      --------       --------
        Net Cash Provided/(Used) by Investing Activities       125,636       (51,383)       (57,852)
                                                             ---------      --------       --------

FINANCING ACTIVITIES
   Net borrowings (payments) on short-term obligations          (3,061)      (12,042)        12,549
   Proceeds from long-term borrowings                             --            --           60,000
   Principal payments on long-term debt                            (70)       (6,071)       (49,238)
   Proceeds from common stock issued to employees               42,504        27,592         27,067
   Purchase of common stock                                   (227,372)      (63,669)       (72,228)
   Dividends paid                                               (8,819)       (7,590)        (6,761)
   Other                                                          (123)          392            512
                                                             ---------      --------       --------
        Net Cash Used by Financing Activities                 (196,941)      (61,388)       (28,099)
                                                             ---------      --------       --------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH                        (2,229)       (1,915)         2,700
                                                             ---------      --------       --------
        Net Increase in Cash and Cash Equivalents               43,856         5,565          6,564
        Cash and Cash Equivalents at Beginning of Year          78,872        73,307         66,743
                                                             ---------      --------       --------
        Cash and Cash Equivalents at End of Year             $ 122,728      $ 78,872       $ 73,307
                                                             =========      ========       ========

DETAIL OF NET CASH PROVIDED BY OPERATING ACTIVITIES
   Net Earnings                                              $ 139,286        79,358       $ 45,803
   Adjustments to reconcile net earnings to
     net cash provided by operating activities
        Depreciation                                            49,997        48,029         45,266
        Gain on sale of Electron Devices                       (40,965)         --             --
        Deferred taxes                                         (27,083)       (8,283)         2,900
        Amortization of intangibles                              5,634         4,484          4,429
        Changes in assets and liabilities:
          Accounts receivable                                  (37,595)      (40,765)       (26,214)
          Inventories                                          (33,009)      (17,374)        16,003
          Other current assets                                 (19,362)          550         (1,646)
          Accounts payable - trade                              10,711        18,226          1,972
          Accrued expenses                                      42,639        37,929         (5,955)
          Product warranty                                      10,678         5,871          2,056
          Advance payments from customers                       (6,159)       (3,503)         1,629
          Long-term accrued expenses                            29,026          --             --
        Other                                                   (6,408)       (4,271)         3,572
                                                             ---------      --------       --------
        Net Cash Provided by Operating Activities            $ 117,390      $120,251       $ 89,815
                                                             =========      ========       ========

See accompanying Notes to the Consolidated Financial Statements.

                                                                      Exhibit 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

The Company's fiscal years reported are the 52- or 53-week periods which ended on the Friday nearest September 30.

Principles of Consolidation

The consolidated financial statements include those of the Company and its subsidiaries. Significant intercompany balances, transactions, and stock holdings have been eliminated in consolidation. Investments in less-than-majority-owned affiliated companies are stated at equity in the net assets of these companies.

Foreign Currency Translation

Assets and liabilities of subsidiaries outside of the United States representing cash and amounts receivable or payable are translated into U.S. dollars at the exchange rates in effect at year end. Other accounts including inventories and property, plant and equipment are translated at historical exchange rates. Revenue and expense items are translated at effective rates of exchange prevailing during each year, except that inventories are charged to cost of sales and depreciation is expensed at historical exchange rates. The aggregate exchange gain (loss) included in general and administrative expenses for 1995, 1994, and 1993 was $(0.8) million, $(0.1) million, and $(8.3) million, respectively.

The Company enters into forward exchange contracts to mitigate the effects of operational (sales orders and purchase commitments) and balance sheet exposures to fluctuations in foreign currency exchange rates. When the Company's foreign exchange contracts hedge operational exposure, the effects of movements in currency exchange rates on these instruments are recognized in income when the related revenues and expenses are recognized. When foreign exchange contracts hedge balance sheet exposure, such effects are recognized in income when the exchange rate changes. Because the impact of movements in currency exchange rates on foreign exchange contracts generally offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would otherwise result from changes in currency exchange rates. At fiscal year-end 1995, the Company had forward exchange contracts with maturities of twelve months or less to sell foreign currencies totaling $45.4 million ($15.9 million of French francs, $11.8 million of British pounds, $7.7 million of Italian lira, $7.6 million of Japanese yen, $1.5 million of Canadian dollars and $0.9 million of Swiss francs) and to buy foreign currencies totaling $20.7 million ( $6.0 million of Swiss francs, $5.8 million of British pounds, $4.2 million of Australian dollars, $2.8 million of Japanese yen, $1.1 million of Swedish krona and $0.8 million of Deutsche marks).

Revenue Recognition

Sales and related cost of sales are recognized primarily upon shipment of products. Sales and related cost of sales under long-term contracts to commercial customers and the U.S. Government are recognized primarily as units are delivered.

Statements of Cash Flows

The Company considers currency on hand, demand deposits, and all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents.

Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts of $2.3 million at the end of fiscal year 1995 and $2.4 million at the end of fiscal year 1994.

Inventories

Inventories are valued at the lower of cost or market (realizable value) using last-in, first-out (LIFO) cost for the U.S. inventories of the Health Care Systems (except X-ray Tube Products) Instruments, and Semiconductor Equipment segments. All other inventories are valued principally at average cost. If the first-in, first-out (FIFO) method had been used, inventories would have been higher than reported by $45.6 million in fiscal 1995, $49.0 million in fiscal 1994, and $50.8 million in fiscal 1993. The main components of inventories are as follows:


(Dollars in Millions)                      1995           1994
--------------------------------------------------------------
Raw materials and parts                  $ 98.4         $104.2
Work in process                            52.6           60.3
Finished goods                             20.7           14.7
                                         ------         ------
Total Inventories                        $171.7         $179.2
                                         ======         ======

Property, Plant, and Equipment

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

The main components of property, plant, and equipment are as follows:


(Dollars in Millions)                      1995           1994
--------------------------------------------------------------
Land and land leaseholds                 $ 10.1         $ 10.8
Buildings                                 145.3          201.4
Machinery and equipment                   259.9          347.2
Construction in progress                   16.0           15.0
                                         ------         ------
Total Property, Plant, and Equipment     $431.3         $574.4
                                         ======         ======


Environmental Liabilities

Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Taxes on Earnings

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

Postemployment Benefits

During 1994, the Company adopted SFAS 112, Employers' Accounting for Postemployment Benefits. Its adoption did not have a material effect on the financial statements of the Company.

Postretirement Benefits Other Than Pensions

The Company adopted SFAS 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, during 1994. Its adoption did not have a material effect on the financial statements of the Company.

Research and Development

Company-sponsored research and development costs related to both present and future products are expensed currently. Costs related to research and development contracts are included in inventory and charged to cost of sales upon recognition of related revenue. Total expenditures on research and development for fiscal 1995, 1994, and 1993, were $94.7 million, $74.8 million, and $67.0, million, respectively, of which $3.7 million, $1.1 million, and $0.6 million, respectively, were funded by customers.

Computation of Earnings Per Share (Shares in thousands)

Earnings-per-share computations are based on the weighted average common shares outstanding and common share equivalents (dilutive stock options). The average number of common shares and common share equivalents used in the computation of
earnings per share in 1995, 1994, and 1993, was 35,202,   35,676, and 36,292
shares, respectively. There is no significant difference between fully diluted earnings per share and primary earnings per share.

Stock Split

On February 17, 1994, the Board of Directors declared a two-for-one stock split in the form of a stock dividend, issued on March 17, 1994, to stockholders of record on March 3, 1994. All share and per share information has been restated to reflect the stock split on a retroactive basis.

Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of

In March 1995, the FASB issued SFAS 121, Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets To Be Disposed Of. It is effective for the Company's fiscal year 1997. Its adoption will not have a material effect on the financial statements of the Company.

Accounting for Stock Based Compensation

In October 1995, the FASB issued SFAS 123, Accounting for Stock Based Compensation. It is effective for the Company's fiscal year 1997. Its adoption will not have a material effect on the financial statements of the Company.

Disclosure of Certain Significant Risks and Uncertainties

In December 1994, The AICPA issued SOP 94-6, Disclosure of Certain Significant Risks and Uncertainties. It is effective for the Company's fiscal year 1996. Its adoption will not have a material effect on the financial statements of the Company.


ACCRUED EXPENSES

(Dollars in Millions)                      1995           1994
--------------------------------------------------------------
Taxes, including taxes on earnings       $ 79.7         $ 52.5
Payroll and employee benefits             104.4           90.8
Environmental                               6.7            3.9
Estimated loss contingencies               36.8           14.0
Deferred income                            22.5           23.1
Other                                      66.3           64.5
                                         ------         ------
Total Accrued Expenses                   $316.4         $248.8
                                         ======         ======


SHORT-TERM DEBT

Short-term notes payable and the current portion of long-term debt amounted to $1.8 million and $4.8 million at the end of fiscal years 1995 and 1994, respectively. The weighted average interest rates on short-term borrowings were 9.7% and 6.1% at the end of fiscal years 1995 and 1994, respectively. Total debt is subject to limitations included in long-term debt agreements.

At fiscal year-end 1995, the Company had total unused committed lines of credit amounting to $50 million.

LONG-TERM ACCRUED EXPENSES

Long-term accrued expenses are comprised of accruals for environmental costs not expected to be expended within the next year. The current portion is recorded within Accrued Expenses.


LONG-TERM DEBT

(Dollars in Millions)                                                  1995      1994
-------------------------------------------------------------------------------------
Unsecured term loan, 7.29% due in semiannual installments of $6.0
payable 1998-2002                                                     $60.0     $60.0
Other debt                                                              0.4       0.5
                                                                      -----     -----
Long-term borrowings                                                   60.4      60.5
Less current portion                                                    0.1       0.1
                                                                      -----     -----
Long-term Debt                                                        $60.3     $60.4
                                                                      =====     =====

The unsecured term loans contain covenants which limit future borrowings and require the Company to maintain certain levels of working capital and operating results. At fiscal year-end 1995, the Company was in compliance with all restrictive covenants of the loan agreements, including a restriction on payment of cash dividends. At September 29, 1995, approximately $106.5 million of retained earnings were unrestricted for payment of cash dividends.

The annual maturities of long-term debt (in millions) for fiscal years 1996 through 2000, are as follows: $0.1, $ 0.1, $12.1, $12.1, and $12.1.

Interest paid (in millions) on short and long-term debt was $6.9, $6.4, and $6.4, in fiscal 1995, 1994, and 1993, respectively.

OMNIBUS STOCK AND EMPLOYEE STOCK PURCHASE PLANS (SHARES IN THOUSANDS)

During fiscal 1991, the Company adopted the Omnibus Stock Plan (the Plan) under which shares of common stock can be issued to officers, directors, and key employees. The maximum number of shares of common stock available for awards under the Plan during each fiscal year (including incentive stock options) is 5% of the total outstanding shares of the Company on the last business day of the preceding fiscal year. The maximum number of shares of the common stock available for incentive stock option grants under the Plan is 6,000. The exercise price for incentive and nonqualified stock options granted under the Plan may not be less than 100% of the fair market value at the date of the grant. Options granted will be exercisable at such times and be subject to such restrictions and conditions as determined by the Organization and Compensation Committee of the Company's Board of Directors, but no option shall be exercisable later than ten years from the date of grant. Restricted stock grants may be awarded at prices ranging from 0% to 50% of the fair market value of the stock and may be subject to restrictions on transferability and continued employment as determined by the Organization and Compensation Committee.

Options granted are generally exercisable in cumulative installments of one-third each year, commencing one year following date of grant, and expire if not exercised within seven or ten years from date of grant.

Option activity under the Plans is presented below.

                                1995                 1994                  1993
                         ------------------   ------------------    -----------------
(Dollars in Millions)    Shares     Dollars   Shares     Dollars    Shares    Dollars
--------------------     -------    -------   -------    -------    -------   -------
Beginning of year         3,999     $ 74.2    $3,785       60.6      3,871    $ 55.5
Granted                   1,111       40.3     1,161       29.5      1,153      22.6
Terminated or expired      (116)      (3.3)      (63)      (1.4)       (82)     (1.4)
Exercised                (1,185)     (23.2)     (884)     (14.5)    (1,158)    (16.0)
                         ------     ------    ------     ------     ------    ------
End of Year               3,809     $ 88.0     3,999     $ 74.2      3,784    $ 60.7
                         ======     ======    ======     ======     ======    ======
Shares exercisable        2,030                1,692                 1,476
Available shares
remaining                   703                  634                   735
                         ======               ======                ======


Options were outstanding at prices ranging from $10.60 to $54.69 per share at fiscal year-end 1995. Options were exercised at prices ranging from $10.60 to $39.13 for fiscal 1995, $10.60 to $24.25 for fiscal 1994, and $10.60 to $23.72 for fiscal 1993.

During fiscal years 1995, 1994, and 1993, 63, 64, and 15, shares, respectively, were awarded under restricted stock grants at no cost to the employees. The restricted stock grants vest over a three year period. Compensation expense from restricted stock was approximately $2.0, million, $1.2 million, and $0.9 million, in fiscal years 1995, 1994, and 1993, respectively.

The Employee Stock Purchase Plan (ESPP) covers substantially all employees in the United States and Canada. The participants' purchase price is the lower of 85% of the closing market price on the first trading day of the fiscal quarter or the first trading day of the next fiscal quarter. The discount is treated as equivalent to the cost of issuing stock for financial reporting purposes. During fiscal 1995, 1994, and 1993, 205 shares, 266 shares, and 382 shares were issued under the ESPP for $7.0 million, $7.0 million, and $6.3 million, respectively. At fiscal year-end 1995, the Company had a balance of 3,125 shares reserved for ESPP.


PREFERRED STOCK PURCHASE RIGHTS (SHARES IN THOUSANDS)

At fiscal year-end, there were issued and outstanding 31,052 preferred stock purchase rights (one right for each outstanding common share). Each right entitles the holder to buy one two-hundredth of a share of the Company's Series A Junior Participating Preferred Stock for $62.50. Of the 1,000 shares of authorized preferred stock, 280 shares have been designated as Series A Junior Participating Preferred Stock, to be issued upon exercise of the rights. Upon issuance, these preferred shares will have certain voting, dividend, and liquidation preferences over the common stock, as described in the Rights Agreement of August 25, 1986, as amended.

The rights are exercisable ten days after a person or group has acquired 15% or more of the Company's voting stock, or the tenth day (or such later date as may be determined by the Board of Directors) after the date of the commencement of announcement of a person's or group's intention to commence a tender or exchange offer whose consummation will result in the ownership of 30% or more of stock. If a person or group becomes the beneficial owner of 15% or more of the voting stock, each right would entitle the holder, other than the acquiring person or group, to buy shares of the Company's Series A Junior Participating Preferred Stock, having a market value of $125, for the exercise price of $62.50. If the Company were to be merged into another entity, or merged with another entity, and the common stock were changed into other securities or assets, each right would entitle the holder to purchase for the exercise price of $62.50 common stock of the acquiring company equal to a market value of twice the exercise price, or $125.

The rights expire on August 25, 1996, but may be redeemed by the Board of Directors of the Company for $.025 per right at any time before they become exercisable.

RETIREMENT PLANS

The Company has defined contribution retirement plans covering substantially all of its United States' and Canadian employees. The Company's major obligation is to contribute an amount based on a percentage of each participant's base pay. The Company also contributes 5% of its consolidated earnings from continuing operations before taxes, as adjusted for discretionary items, as retirement plan profit sharing. Participants are entitled, upon termination or retirement, to their portion of the retirement fund assets, which are held by a third-party trustee. In addition, a number of the Company's foreign subsidiaries have defined benefit retirement plans for regular full-time employees. Total pension expense for all plans amounted to $25.4 million, $23.1 million, and $18.4 million, for fiscal 1995, 1994, and 1993, respectively.

TAXES ON EARNINGS

U.S. federal income tax returns for the years through 1992 have been settled with the Internal Revenue Service. It is believed that adequate provision has been made for all open years and unresolved issues. The detail of taxes on earnings from continuing operations is as follows:

(Dollars in millions)                               1995        1994        1993
--------------------------------------------------------------------------------
Current
    U.S. federal                                  $ 60.6       $27.4       $ 6.1
    Non-U.S.                                        14.8        15.6        12.2
    State and local                                 11.2         6.7         1.6
                                                  ------       -----       -----
          Total current                             86.6        49.7        19.9
                                                  ------       -----       -----
Deferred
    U.S. federal                                   (26.6)       (8.8)        2.4
    Non-U.S.                                        (0.5)        0.5         0.5
                                                  ------       -----       -----
          Total deferred                           (27.1)       (8.3)        2.9
                                                  ------       -----       -----
Taxes on Earnings                                 $ 59.5       $41.4       $22.8
                                                  ======       =====       =====

Significant items making up deferred tax liabilities, reported separately as long-term liabilities, and deferred tax assets, included in other current assets, are as follows:

(Dollars in millions)                           1995        1994
-----------------------------------------------------------------
Assets:
     Product Warranty                         $15,546     $13,427
     Deferred Compensation                     10,713      11,435
     Special Provisions                        24,928       6,595
     Inventory Adjustments                     16,123      17,741
     Deferred Income                            5,442       3,550
     Insurance Reserves                         1,075       1,183
     State Income Tax                           3,893       1,974
     Other                                      2,611        (665)
                                              -------     -------
                                               80,331      55,240
Liabilities:
     Accelerated Depreciation                  13,272      20,522
     Unconsolidated Affiliates                  5,715         143
     Other                                       (191)        123
                                              -------     -------
                                               18,796      20,788

Net                                           $61,535     $34,452
                                              =======     =======

The effective tax rate on continuing operations differs from the applicable statutory federal tax rate as a result of the following differences:

                                                         1995     1994     1993
                                                         ----     ----     ----
Statutory federal income tax rate                        35.0%    35.0%    34.8%

State and local taxes, net of federal tax benefit         4.4      4.0      1.7
Foreign taxes, net                                       (1.2)    (0.9)     3.5

Foreign Sales Corporation                                (2.4)    (1.9)    (4.1)
Other                                                     0.2      1.8      2.1
                                                         ----     ----     ----
Effective Tax Rate                                       36.0%    38.0%    38.0%
                                                         ====     ====     ====


Income taxes paid are as follows:

(Dollars in millions)                        1995             1994          1993
--------------------------------------------------------------------------------
Federal income taxes paid, net              $35.1            $25.2         $ 4.5
State income taxes paid, net                 11.7              6.2           1.7
Foreign income taxes paid, net               24.0             11.8          14.9
                                            -----            -----         -----
Total Paid                                  $70.8            $43.2         $21.1
                                            =====            =====         =====

LEASE COMMITMENTS

At fiscal year-end 1995, the Company was committed to minimum rentals under noncancellable operating leases for fiscal years 1996 through 2000 and thereafter, as follows, in millions: $7.8, $5.3, $4.1, $3.0, $1.9, and $4.0.
Rental expense for fiscal years 1995, 1994 and 1993, in millions, was $18.6, $18.7, and $20.8, respectively.

CONTINGENCIES

In February 1990, a purported class action was brought by Panache Broadcasting of Pennsylvania, Inc. on behalf of all purchasers of electron tubes in the U.S. against the Company and a joint-venture partner, alleging that the activities of their joint venture in the power-grid tube industry violated antitrust laws. The complaint seeks injunctive relief and unspecified damages, which may be trebled under the antitrust laws. In February 1993, the U.S. District Court in Chicago granted in part and denied in part the Company's motion to dismiss the complaint. Panache Broadcasting filed an amended complaint in March 1993. In October 1995, the Court affirmed a federal Magistrate's recommendation to grant in part and deny in part the Company's motion to dismiss the amended complaint. Also in October 1995, the Magistrate recommended denial of plaintiff's request to certify the purported class and recommended certification of a different and narrower class than that defined by plaintiff. The Company is appealing that proposed class certification to the District Court, and believes that it has meritorious defenses to the Panache lawsuit.

In addition to the above-referenced matter, the Company is currently a defendant in a number of legal actions and could incur an uninsured liability in one or more of them. In the opinion of management, the outcome of the above litigation will not have a material adverse effect on the financial condition of the Company.

The Company has also been named by the U.S. Environmental Protection Agency or third parties as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, at eight sites to which Varian is alleged to have shipped manufacturing waste for recycling or disposal. The Company is also involved in various stages of environmental investigation and/or remediation under the direction of, or in consultation with, federal, state, and/or local agencies at certain current or former Company facilities. Uncertainty as to (a) the extent to which the Company caused, if at all, the conditions being investigated, (b) the extent of environmental contamination and risks, (c) the applicability of changing and complex environmental laws, (d) the number and financial viability of other potentially responsible parties, (e) the stage of the investigation and/or remediation, (f) the unpredictability of investigation and/or remediation costs (including as to when they will be incurred), (g) applicable clean-up standards,(h) the remediation (if any) that will ultimately be required, and (i) available technology make it difficult to assess the likelihood and scope of further investigation or remediation activities or to estimate the future costs of such activities if undertaken.

Nevertheless, the Company continues to estimate the amounts of these future costs in periodically establishing reserves, based partly on progress made in determining the magnitude of such costs, experience gained from sites on which remediation is ongoing or has been completed, and the timing and extent of remedial actions required by the applicable governmental authorities. As of September 29, 1995, the Company estimated that the present value of the Company's future exposure for environmental related investigation and remediation expenditures, including operating and maintenance costs, ranged from approximately $35.7 million to $56.0 million. The time frame over which the Company expects to incur such costs varies with each site, ranging up to 30 years. Management believes that no amount in the foregoing range of estimated future costs is more probable of being incurred than any other amount in such range.

At September 29, 1995, the Company's reserve for environmental liabilities, based upon future environmental related costs estimated by the Company as of such date, was calculated as follows:

(Dollars in millions)

                                      Recurring             Non-            Total
                                        Costs    recurring Costs         Anticipated
Year                                                                     Future costs
-------------------------------------------------------------------------------------
1996                                   $ 2.2               $ 4.5           $  6.7
1997                                     2.2                 1.9              4.1
1998                                     2.2                 1.7              3.9
1999                                     2.1                 0.0              2.1
2000                                     2.2                 0.0              2.2
Thereafter                              52.9                 5.6             58.5
                                       ------------------------------------------
Total costs                            $63.8               $13.7           $ 77.5
Less imputed interest (at 7%)                                               (41.8)
                                                                           ------
Reserve amount                                                             $ 35.7
                                                                           ======

The amounts set forth in the foregoing table are only estimates of anticipated future environmental related costs. The amounts actually spent by the Company in the years indicated may be greater or less than such estimates.

As a result of information developed and analyzed by the Company during 1995 as part of continuing investigations and in connection with the pending environmental insurance coverage litigation referred to below as well as the Company's sale of its Electron Devices business in 1995, the Company increased its reserve for environmental related costs at the end of 1995 to $35.7 million compared to $3.6 million at the end of 1994. The reserve recorded at the end of 1995 included $5.0 million for environmental related costs attributable to discontinued operations (i.e., the Electron Devices business). The Company believes that its reserve is adequate. As the scope of the Company's obligations becomes more clearly defined, such reserve may be modified and related charges against the Company's earnings may be made.

Although any ultimate liability arising from an environmental related matter described herein could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, would be material to the Company's financial condition, the likelihood of such occurrence is considered remote. Based on information currently available to management and its best assessment of the ultimate amount and timing of environmental related events, management believes that the costs of these environmental related matters are not reasonably likely to have a material adverse effect on the financial condition of the Company.

The Company evaluates its liability for environmental related investigation and remediation in light of the liability and financial wherewithal of potentially responsible parties and insurance companies with respect to which the Company believes that it has rights to contribution, indemnity and/or reimbursement.

Claims for recovery of environmental investigation and remediation costs already incurred and to be incurred in the future have been asserted against various insurance companies and other third parties. In 1992, the Company filed a lawsuit against 36 insurance companies with respect to most of the above-referenced sites. Due to recent developments with respect to this litigation (including the California Supreme Court decision in Montrose Chemical Corporation of California v. Admiral Insurance Company rendered in July 1995 and recent settlements with certain defendant insurance carriers), the Company received certain settlements during 1995 and recorded an $18.0 million receivable in Other Current Assets at September 29, 1995. The Company expects to recover at least this amount from the defendants in such litigation (net of attorneys' fees). Except for this amount, due to the uncertainty as to ultimate recoveries from third parties, the Company has neither recorded any asset nor reduced any liability in anticipation of recovery with respect to claims made against third parties. The Company believes that it has a strong case against the defendant insurance carriers in its pending environmental insurance coverage litigation. The Company intends to aggressively pursue additional insurance recoveries from such defendants.

DISCONTINUED OPERATION

On August 11, 1995 the Company completed the sale of the Electron Devices business segment (not including the Tempe Electronics Center). The Tempe facility was retained as part of the Instruments business segment. The transaction was accounted for as a discontinued operation. The Company received $191.3 million net proceeds in cash. Amounts in the Consolidated Statements of Earnings for 1994 and 1993 have been reclassified to conform to the 1995 discontinued operations presentation. The gain on the sale was $25.3 million (net of income taxes of $15.6 million). Summary operating results of discontinued operations, excluding the above gain, are as follows.

(Dollars in millions)                                1995       1994       1993
--------------------------------------------------------------------------------
Sales                                               $205.1     $239.0     $249.1
Earnings Before Taxes                                 13.2       18.9       13.7
Taxes on Earnings                                      5.0        7.2        5.2
                                                    ------     ------     ------
Net Earnings from Discontinued Operations
     Before Gain on Sale                            $  8.2     $ 11.7     $  8.5
                                                    ======     ======     ======

INDUSTRY SEGMENTS

The Company's operations are grouped into three business segments: Health Care Systems, Instruments, and Semiconductor Equipment. Indirect and common costs have been allocated through the use of estimates. Accordingly, the following information is provided for purposes of achieving an understanding of operations, but may not be indicative of the financial results of the reported segments were they independent organizations. In addition, comparisons of the Company's operations to similar operations of other companies may not be meaningful.

The Health Care Systems business includes linear accelerators used for cancer therapy, industrial testing, and inspection, as well as cancer treatment planning systems and data management systems for medical facilities. It also designs and manufactures a broad range of X-ray generating tubes for the medical diagnostic imaging market worldwide. The Instruments business consists of analytical instruments widely used in the fields of chemistry, environmental monitoring, biology, life sciences, and metallurgy. It also manufactures high vacuum pumps, instrumentation, gauges, components, and printed circuit boards. The Semiconductor Equipment business includes systems used for semiconductor wafer fabrication. Included in Eliminations and Other are certain insignificant support operations.

The Company operates various manufacturing and marketing operations outside the United States. For fiscal 1995, sales to customers located in Korea were $183.8 million. For fiscal 1994 and 1993, no single country outside the United States accounted for more than 10% of total assets. Sales between geographic areas are accounted for at cost plus prevailing markups arrived at through negotiations between independent profit centers. Related profits are eliminated in consolidation.

Included in the total of United States sales are export sales of $420 million in fiscal 1995, $286 million in fiscal 1994, and $187 million in fiscal 1993. Sales under prime contracts from the U.S. Government were approximately $22 million in fiscal 1995, $28 million in fiscal 1994, and $14 million in fiscal 1993.

                                                                      EXHIBIT 13

INDUSTRY SEGMENTS

                                                         PRETAX             IDENTIFIABLE        CAPITAL
                                     SALES           EARNINGS (LOSS)           ASSETS         EXPENDITURES      DEPRECIATION
                           ---------------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)        1995    1994    1993  1995   1994   1993    1995   1994  1993  1995  1994  1993  1995  1994  1993
------------------------------------------------------------------------------------------------------------------------------
Health Care Systems        $  482  $  426  $  387  $ 90   $ 86   $ 75   $  254  $201  $187  $ 16  $ 11  $  8  $ 11  $  9  $  8

Instruments                   432     408     381    18     36     37      235   226   198    21    21    13    12    11    11

Semiconductor Equipment       659     477     291    99     36      1      227   196   148    15     6     5     9     9     9

Eliminations & Other            3       2       3   (11)    (9)    (7)       9     8     9     -     1     1     1     1     1
                           ------  ------  ------  ----   ----   ----   ------  ----  ----  ----  ----  ----  ----  ----  ----
  Total Industry
    Segments                1,576   1,313   1,062   196    149    106      725   631   542    52    39    27    33    30    29

General Corporate               -       -       -   (29)   (38)   (42)     279   191   182    10     9     8     6     5     4

Interest, Net                   -       -       -    (2)    (2)    (4)       -     -     -     -     -     -     -     -     -
                           ------  ------  ------  ----   ----   ----   ------  ----  ----  ----  ----  ----  ----  ----  ----

    Continuing Operations  $1,576  $1,313  $1,062  $165   $109   $ 60   $1,004  $822  $724  $ 62  $ 48  $ 35  $ 39  $ 35  $ 33
                           ======  ======  ======  ====   ====   ====   ======  ====  ====  ====  ====  ====  ====  ====  ====

GEOGRAPHIC SEGMENTS

                                 SALES TO            INTERGEOGRAPHIC
                               UNAFFILIATED              SALES TO                  TOTAL                   PRETAX
                                 CUSTOMERS              AFFILIATES                 SALES               EARNINGS (LOSS)
                          ---------------------------------------------------------------------------------------------
(DOLLARS IN MILLIONS)      1995    1994    1993    1995    1994    1993    1995     1994     1993    1995   1994   1993
-----------------------------------------------------------------------------------------------------------------------
United States             $1,175  $  920  $  738  $ 217   $ 253   $ 185   $1,392   $1,173   $  923   $182   $124   $ 94

International                398     392     323     54      56      52      452      448      375     25     34     19

Eliminations & Other           3       1       1   (271)   (309)   (237)    (268)    (308)    (236)   (11)    (9)    (7)
                          ------  ------  ------  -----   -----   -----   ------   ------   ------   ----   ----   ----
   Total Geographic
        Segments           1,576   1,313   1,062      -       -       -    1,576    1,313    1,062    196    149    106

General Corporate              -       -       -      -       -       -        -        -        -    (29)   (38)   (42)

Interest, Net                  -       -       -      -       -       -        -        -        -     (2)    (2)    (4)
                          ------  ------  ------  -----   -----   -----   ------   ------   ------   ----   ----   ----

   Continuing Operations  $1,576  $1,313  $1,062  $   -   $   -   $   -   $1,576   $1,313   $1,062   $165   $109   $ 60
                          ======  ======  ======  =====   =====   =====   ======   ======   ======   ====   ====   ====


                                IDENTIFIABLE
                                   ASSETS
                          --------------------
(DOLLARS IN MILLIONS)       1995    1994  1993
----------------------------------------------
United States               $  496  $429  $375

International                  220   193   158

Eliminations & Other             9     9     9
                            ------  ----  ----
   Total Geographic
        Segments               725   631   542

General Corporate              279   191   182

Interest, Net                    -     -
                            ------  ----  ----

   Continuing Operations    $1,004  $822  $724
                            ======  ====  ====


Total sales is based on the location of the operation furnishing goods and services. International sales based on final destination of products sold are $797 million, $659 million, and $482 million, in 1995, 1994, and 1993, respectively.

QUARTERLY FINANCIAL DATA  (UNAUDITED)                               EXHIBIT 13

                                                  1995                                                 1994
                              ------------------------------------------------    ------------------------------------------------
(Dollars in millions except    First    Second     Third    Fourth      Total      First     Second    Third    Fourth      Total
     per share amounts)       Quarter   Quarter   Quarter   Quarter     Year      Quarter    Quarter  Quarter   Quarter     Year
------------------------------------------------------------------------------    ------------------------------------------------
Sales                         $346.1     428.7     394.2     406.7     1,575.7    $267.6     334.2     332.4     379.2     1,313.4
                              ------     -----     -----     -----     -------    ------     -----     -----     -----     -------
Gross Profit                  $115.3     143.2     137.8     154.9       551.2    $ 90.1     115.9     114.2     139.3       459.5
                              ------     -----     -----     -----     -------    ------     -----     -----     -----     -------
Net Earnings
   Continuing Operations        17.8      26.5      28.9      32.6       105.8       8.8      16.8      18.8      23.2        67.6
   Discontinued Operations       3.0       3.1       2.9      24.5        33.5       2.9       1.5       3.6       3.8        11.8
Net Earnings                  $ 20.8      29.6      31.8      57.1       139.3    $ 11.7      18.3      22.4      27.0        79.4
                              ======     =====     =====     =====     =======    ======     =====     =====     =====     =======

Net Earnings Per Share -
        Fully Diluted
   Continuing Operations        0.51      0.75      0.82      0.94        3.01      0.25      0.47      0.53      0.66        1.90
   Discontinued Operations      0.08      0.10      0.08      0.71        0.95      0.08      0.04      0.10      0.10        0.32
                              ------     -----     -----     -----     -------    ------     -----     -----     -----     -------
Net Earnings Per Share -
        Fully Diluted         $ 0.59      0.85      0.90      1.65        3.96    $ 0.33      0.51      0.63      0.76        2.22
                              ======     =====     =====     =====     =======    ======     =====     =====     =====     =======

      The four quarters for net earnings per share may not add for the year because of the different number of shares outstanding during the year.

COMMON STOCK PRICES  (UNAUDITED)

                                                   1995                                               1994
                             ----------------------------------------------     ----------------------------------------------
                              First        Second        Third      Fourth       First       Second         Third      Fourth
                             Quarter       Quarter      Quarter     Quarter     Quarter      Quarter       Quarter     Quarter
---------------------------------------------------------------------------     ----------------------------------------------
Common Stock
  High                       $ 37 1/4       44           56          57 3/8     $ 30          39           39 1/4       38 7/8
  Low                        $ 30 7/8       34 1/2       42 1/4      50 5/8     $ 23 3/8      28 1/4       30 3/4       33 1/2
  Dividends Declared
       Per Share             $.06          .07          .07         .07         $.05         .06          .06          .06

                                                                      EXHIBIT 13

REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Varian Associates, Inc.

         We have audited the accompanying consolidated balance sheets of Varian Associates, Inc. and subsidiary companies as of September 29, 1995 and September 30, 1994, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 29, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varian Associates, Inc. and subsidiary companies as of September 29, 1995 and September 30, 1994, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended September 29, 1995 in conformity with generally accepted accounting principles.




  /s/ Coopers & Lybrand  L.L.P.
----------------------------------
COOPERS & LYBRAND  L.L.P.


San Jose, California
October 18, 1995



                                       35