Form 10-K, Exhibit 13
period 1996-09-27
VARIAN ASSOCIATES INC /DE/
filed 1996-12-19
CIK 203527

                                   EXHIBIT 13

                             VARIAN ASSOCIATES, INC.


                              FY 1996 ANNUAL REPORT
                                 TO STOCKHOLDERS

                                                                      Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

         In fiscal 1996, the Company earned $122.1 million, up 15% from the $105.8 million earned from continuing operations in 1995. Earnings per share of $3.81 rose 27% above the prior year's $3.01 from continuing operations. Fiscal 1996 orders totaled $1.625 billion, 2% above 1995's $1.597 billion. Sales for the year were $1.599 billion, 2% ahead of the year-ago's $1.576 billion. However, after adjustments for the effects of an equipment distribution agreement with Tokyo Electron Ltd. (TEL) which is no longer in effect, sales were up 8% from the previous year. Order backlog was $619 million compared to $651 million at the close of 1995. International sales accounted for 57% of total sales in 1996 compared to 51% in the prior year.
         In the fourth quarter of 1996, the Company earned $29.2 million versus the year-ago's $32.6 million earned from continuing operations. Earnings per share declined to $0.92 from $0.94 from continuing operations in the year-ago period. Fourth-quarter orders of $408 million were down 5% from 1995's $431 million, but 17% above the level of the prior quarter. Sales for 1996's fourth quarter rose to $413 million, up 2% from $407 million in the final quarter of fiscal 1995.
         While signs of a slowdown in demand in the semiconductor equipment industry first became evident around mid-year, the pace of new orders for the Company's equipment fell off sharply in the fourth quarter. Nonetheless, Varian's Semiconductor Equipment business not only remained profitable but improved its operating margins in the face of the deteriorating market conditions. The Company's Instruments business continued to improve its performance and made a solid contribution to the year's record results. Varian's Health Care operations were negatively impacted in the U.S. by the effects of ongoing industry cost containment efforts; however, orders for that business rebounded sharply in the fourth quarter.
         The Company's Health Care Systems orders rose to a record $534 million, up 5% from the prior year's level. The gain was driven by strong fourth-quarter demand, as quarterly bookings for this business surpassed the $200 million mark for the first time to end the period at $203 million. While both the oncology systems and X-ray tube product lines contributed to the growth, increased orders for cancer therapy equipment were the primary driver as bookings for these products rose 137% over the third quarter. Fourth-quarter oncology orders were strong in the U.S. market which had lagged growth abroad throughout the year. Domestic orders for the Company's cancer therapy products accounted for 68% of fourth-quarter oncology volume. Fourth-quarter orders for medical linear accelerators declined from 1995's fourth quarter.
         Health Care Systems sales for the year declined 4% to $464 million. Sales for the X-ray tube product line rose from 1995 levels for both the fourth quarter and the year; however, those gains were offset by lower shipments of oncology products.
         Fourth-quarter operating margins for Health Care Systems improved over the third quarter but fell substantially short of the prior year due to the lower volume and continued investments in offshore infrastructure and new product development programs. Backlog grew 17% from the year-ago level to a record $341 million.
         Orders for Varian's Semiconductor Equipment business declined 5% from the prior year to $628 million. Fourth-quarter bookings were 49% below 1995 due to the previously noted worldwide downturn in the industry. The drop in demand was evident in lower orders for both the thin film and ion implantation product lines in the year's final quarter. However, bookings for ion implantation products improved slightly for the year overall.
         Fourth-quarter Semiconductor Equipment sales were flat, with both product lines shipping at approximately the same level as in 1995. Sales for the year declined 1% from the prior year, but rose 15% after adjusting for the terminated TEL distribution agreement.

         Operating profits for this business improved over the prior year from $99 million in 1995 to $135 million in 1996. Backlog of $203 million declined 26% from the previous quarter and 18% from the prior year level due to the softening industry demand conditions.
         Instruments business orders rose to $493 million, up 11% from the previous year. While fourth-quarter bookings for nuclear magnetic resonance instrument products were below the prior year's record level, the decline was more than offset by strong orders for the Company's vacuum and analytical product lines.
         Sales for this business rose 9% for the fourth quarter and 11% for the year, with improved shipments in nearly all product areas. Backlog ended the year at essentially the same level as year-end 1995.
         Instruments business operating profit improved significantly for both the fourth quarter and the year. While all product lines contributed to the better margins, the improvement was particularly evident in the analytical area.
         For the Company overall, spending on research and development rose, increasing $19.2 million to $110.1 million, or 7% of revenue, compared with 6% of revenue in 1995 and 1994.
         Net interest expense in 1996 declined to $0.8 million compared to $1.6 million and $2.0 million in 1995 and 1994, respectively.
         The continuing operations effective tax rate for 1996 was 35.5%, compared to 36% for 1995 and 38% for 1994. (See Notes to the Consolidated Financial Statements.)
         In March 1995, the FASB issued SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, which will become effective for the Company's fiscal year 1997. Its adoption will not have a material effect on the financial statements of the Company.
         In October 1995, the FASB issued SFAS 123, Accounting for Stock-Based Compensation. The Company is required to adopt SFAS 123 in fiscal 1997 and, upon adoption, will elect to continue to measure compensation cost for its employee stock compensation plans using the intrinsic value based method of accounting prescribed in APB 25. Accordingly, its adoption will not have a material effect on the financial statements of the Company.
         In October 1996, the AICPA issued SOP 96-1, Environmental Remediation Liabilities. SOP 96-1 is effective for fiscal 1998. The Company will be studying the implications of the statement, but the impact of its implementation on the financial statements of the Company has not yet been determined.
         See Summary of Significant Accounting Policies in Notes to the Consolidated Financial Statements.

FINANCIAL CONDITION

         The Company's financial condition remained strong during 1996. Operating activities provided cash of $77.4 million compared to $117.4 million in 1995. Investing activities in 1996 used $73.4 million, mainly for the purchase of $67.7 million in property and equipment and the purchase of a business for $4.4 million. Investing activities in 1995 provided $125.6 million inclusive of $191.3 million in proceeds from the sale of the Electron Devices business which was offset by the purchase of property, plant, and equipment of $65.4 million and the purchase of businesses of $12.7 million. Financing activities in 1996 used $46.5 million, with $39.5 million used to buy back shares of the Company's stock, including shares purchased to offset the issuance of stock to employees, and $9.3 million used for payment of dividends. Financing activities in 1995 used $196.9 million, with $184.9 million to buy back shares of the Company's stock, including shares purchased to offset the issuance of stock to employees, and $8.8 million used for payment of dividends.

         Total debt as a percent of total capital decreased to 12.1% from 13.6% a year ago. Cash and cash equivalents of $82.7 million exceeded short- and long-term debt of $64.6 million at fiscal year-end 1996. The ratio of current assets to current liabilities was 1.65 and 1.51 at fiscal year-end 1996 and 1995, respectively. Quarterly dividends were increased from $0.07 to $0.08 per share in the second quarter of fiscal 1996. The Company has $50 million available in unused committed lines of credit.

OUTLOOK
         The fiscal 1996 highs for orders, sales, and profits were achieved when the market environment for a number of the Company's operations was obviously deteriorating as the year came to an end. Although continuation of the Company's aggressive new product development and productivity programs will contribute to the fiscal 1997 performance, it does not expect to surpass 1996's record results in 1997. The Health Care Systems segment's extraordinary momentum of the fourth quarter is not expected to be the norm in 1997, and soft demand in the semiconductor industry will likely produce lower orders and sales for that segment in the quarters immediately ahead. However, barring some unforeseen shift in the world economic picture, fiscal 1997 should still be a strong year for Varian.
         The Company's operations are subject to various federal, state, and/or local laws regulating the discharge of materials to the environment or otherwise relating to the protection of the environment. This includes discharges to soil, water, and air, and the generation, handling, storage, transportation, and disposal of waste and hazardous substances. These laws have the effect of increasing costs and potential liabilities associated with the conduct of such operations. The Company has also been named by the U.S. Environmental Protection Agency or third parties as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, at nine sites where the Company is alleged to have shipped manufacturing waste for recycling or disposal. The Company is also involved in various stages of environmental investigation and/or remediation under the direction of, or in consultation with, federal, state, and/or local agencies at certain current and former Company facilities (including facilities disposed of in connection with the Company's sale of its Electron Devices business during
1995). Expenditures for environmental investigation and remediation amounted to $5.2 million in 1996 compared with $2.3 million in 1995.
         Uncertainty as to (a) the extent to which the Company caused, if at all, the conditions being investigated, (b) the extent of environmental contamination and risks, (c) the applicability of changing and complex environmental laws, (d) the number and financial viability of other potentially responsible parties, (e) the stage of the investigation and/or remediation, (f) the unpredictability of investigation and/or remediation costs (including when they will be incurred), (g) applicable clean-up standards, (h) the remediation (if any) that will ultimately be required, and (i) available technology make it difficult to assess the likelihood and scope of further investigation or remediation activities, or to estimate the future costs of such activities if undertaken.
         Nevertheless, the Company continues to estimate the amounts of these future costs in periodically establishing reserves. These estimates are based partly on progress made in determining the magnitude of such costs, experience gained from sites on which remediation is ongoing or has been completed, and the timing and extent of remedial actions required by the applicable governmental authorities. The Company's estimates of the present value of future exposure for environmental related investigation and remediation expenditures, including operating and maintenance costs, ranged from approximately $32.2 million to $52.5 million as of September 27, 1996, and from approximately $35.7 million to $56.0 million as of September 29, 1995. The time frame over which the Company expects to incur such costs varies with each site, ranging up to 29 years as of September 27, 1996. Management believes that no amount in the foregoing range of estimated future costs is more probable of being incurred than any other amount in that range.

         At September 27, 1996, the Company's reserve for environmental liabilities, based upon future environmental related costs estimated as of that date, was calculated as follows:

(Dollars in millions)
----------------------------------------------------------------------------------
                                      Recurring                        Total
                                        Costs     Non-Recurring     Anticipated
Year                                                  Costs         Future Costs
----------------------------------------------------------------------------------
1997                                   $ 1.6         $ 1.6           $3.2

1998                                     1.7           2.8            4.5

1999                                     2.0           0.6            2.6

2000                                     2.1           0.3            2.4

2001                                     2.1           0.2            2.3

Thereafter                              52.4           4.9            57.3
                                       -------------------------------------------

Total costs                            $61.9         $10.4           $72.3

Less imputed interest (at 7%)                                        (40.1)
                                                                     -----
Reserve amount                                                       $32.2
                                                                     =====

         The amounts set forth in the foregoing table are only estimates of anticipated future environmental related costs, and the amounts actually spent in the years indicated may be greater or less than such estimates. The Company believes that its reserves are adequate, but as the scope of its obligations becomes more clearly defined, this reserve may be modified and related charges against earnings may be made.
         Although any ultimate liability arising from environmental related matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, would be material to the Company's financial condition, the likelihood of such an occurrence is considered remote. Based on information currently available and its best assessment of the ultimate amount and timing of environmental related events, Varian's management believes that the costs of these matters are not reasonably likely to have a material adverse effect on the financial condition of the Company.
         Varian evaluates its liability for environmental related investigation and remediation in light of the liability and financial wherewithal of potentially responsible parties and insurance companies where the Company believes that it has rights to contribution, indemnity, and/or reimbursement.
         Claims for recovery of environmental investigation and remediation costs already incurred, and to be incurred in the future, have been asserted against various insurance companies and other third parties. In 1992, the Company filed a lawsuit against 36 insurance companies with respect to most of the above-referenced sites. Due to developments with respect to this litigation (including the California Supreme Court decision in Montrose Chemical Corporation of California v. Admiral Insurance Company rendered in July 1995 and settlements with certain defendant insurance carriers), the Company recorded an $18.0 million receivable in Other Current Assets at September 29, 1995, all but $0.2 million of which was received during fiscal 1996. Although the Company intends to aggressively pursue additional insurance recoveries from remaining defendants in that lawsuit, due to the uncertainty as to ultimate recoveries from third parties, the Company has neither recorded any asset nor reduced any liability in anticipation of recovery with respect to claims made against third parties.
         Except for historical information, this discussion contains forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include: product demand and market acceptance risks; the effect of general economic conditions and foreign currency fluctuations; the impact of competitive products and pricing; new product development and commercialization; the impact of slower growth in worldwide semiconductor demand; the effect of the continuing shift in growth from domestic to international health care customers, and the impact of managed-care initiatives in the United States; the continued improvement of the various instruments markets the Company serves; the ability to increase operating margins on higher sales; and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission.

                                                                      Exhibit 13

CONSOLIDATED STATEMENTS OF EARNINGS

Varian Associates, Inc. and Subsidiary Companies


                                                                           Fiscal Years
------------------------------------------------------------------------------------------------------------
(Dollars in thousands except per share amounts)                 1996              1995              1994
============================================================================================================
SALES                                                        $1,599,361        $1,575,742        $1,313,447
                                                              ----------        ----------        ----------
OPERATING COSTS AND EXPENSES
   Cost of sales                                                995,668         1,024,539           853,955
   Research and development                                     110,140            90,964            73,706
   Marketing                                                    200,333           187,148           168,975
   General and administrative                                   103,128           106,170           105,726
                                                              ----------        ----------        ----------
   Total operating costs and expenses                         1,409,269         1,408,821         1,202,362
                                                              ----------        ----------        ----------
OPERATING EARNINGS                                              190,092           166,921           111,085

   Interest expense                                              (6,375)           (6,936)           (6,345)
   Interest income                                                5,526             5,315             4,353
EARNINGS FROM CONTINUING OPERATIONS                           ----------        ----------        ----------
   BEFORE TAXES                                                 189,243           165,300           109,093

   Taxes on earnings                                             67,180            59,510            41,456
                                                              ----------        ----------        ----------
EARNINGS FROM CONTINUING OPERATIONS                          $  122,063        $  105,790        $   67,637

EARNINGS FROM DISCONTINUED OPERATIONS
   NET OF TAXES                                                       -            33,496            11,721
                                                              ----------        ----------        ----------
NET EARNINGS                                                 $  122,063        $  139,286        $   79,358
                                                              ==========        ==========        ==========
EARNINGS PER SHARE - FULLY DILUTED

  Continuing operations                                      $     3.81        $     3.01        $     1.90

  Discontinued operations                                             -              0.95              0.32
                                                              ----------        ----------        ----------
NET EARNINGS PER SHARE                                       $     3.81        $     3.96        $     2.22
                                                              ==========        ==========        ==========

See accompanying Notes to the Consolidated Financial Statements.

                                                                      Exhibit 13

CONSOLIDATED BALANCE SHEETS
Varian Associates, Inc. and Subsidiary Companies

                                                                                Fiscal Year-End
                                                                       ------------------------------
(Dollars in thousands except par values)                                  1996               1995
-----------------------------------------------------------------------------------------------------
ASSETS
Current Assets
    Cash and cash equivalents                                          $   82,675         $  122,728
    Accounts receivable                                                   380,330            346,330
    Inventories                                                           189,882            171,702
    Other current assets                                                   91,010            116,958

                                                                        ----------         ----------
       Total Current Assets                                               743,897            757,718
                                                                        ----------         ----------
Property, Plant, and Equipment                                            473,852            431,303
    Accumulated depreciation and amortization                            (261,766)          (239,422)
                                                                        ----------         ----------
       Net Property, Plant, and Equipment                                 212,086            191,881
                                                                        ----------         ----------
Other Assets                                                               62,938             54,183
                                                                        ----------         ----------
       TOTAL ASSETS                                                    $1,018,921         $1,003,782
                                                                        ==========         ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Notes payable                                                      $    4,362         $    1,755
    Accounts payable - trade                                               75,745             82,851
    Accrued expenses                                                      264,565            316,419
    Product warranty                                                       49,251             48,076
    Advance payments from customers                                        56,071             51,600
                                                                        ----------         ----------
       Total Current Liabilities                                          449,994            500,701
Long-Term Accrued Expenses                                                 29,007             29,026
Long-Term Debt                                                             60,258             60,329
Deferred Taxes                                                             11,753             18,797
                                                                        ----------         ----------
       Total Liabilities                                                  551,012            608,853
                                                                        ----------         ----------
Stockholders' Equity
    Preferred stock
       Authorized 1,000,000 shares, par value $1, issued none                   -                  -
    Common stock
       Authorized 99,000,000 shares, par value $1, issued
       and outstanding 30,646,000 shares (1996), 31,052,000
       shares (1995)                                                       30,646             31,052
    Retained earnings                                                     437,263            363,877
                                                                        ----------         ----------
       Total Stockholders' Equity                                         467,909            394,929
                                                                        ----------         ----------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $1,018,921         $1,003,782
                                                                        ==========         ==========

See accompanying Notes to the Consolidated Financial Statements.

                                                                      Exhibit 13

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Varian Associates, Inc. and Subsidiary Companies

                                                                         Capital in              Treasury
(Dollars in thousands except                                     Common   Excess of   Retained     Stock
    per share amounts)                                           Stock    Par Value   Earnings    at Cost      Total
----------------------------------------------------------------------------------------------------------------------
BALANCES, FISCAL YEAR-END, 1993                                 $17,342   $      -   $396,719   $       -   $ 414,061
  Net earnings for the year                                           -          -     79,358           -      79,358
  Issuance of stock under omnibus
    stock, stock option, and employee
    stock purchase plans (including
    tax benefit of $4,821)                                          839     26,753          -           -      27,592
  Purchase of common stock                                            -          -          -     (63,669)    (63,669)
  Retirement of treasury stock                                   (1,423)   (26,753)   (35,493)     63,669           -
  Dividends declared
    ($0.23 per share)                                                 -          -     (7,889)          -      (7,889)
  Two-for-one stock split                                        17,221          -    (17,221)          -
                                                                 -------   --------   --------   ---------   ---------
BALANCES, FISCAL YEAR-END, 1994                                  33,979          -    415,474           -     449,453
  Net earnings for the year                                           -          -    139,286           -     139,286
  Issuance of stock under omnibus
    stock, stock option, and employee
    stock purchase plans (including
    tax benefit of $10,548)                                       1,445     41,059          -           -      42,504
  Purchase of common stock                                            -          -          -    (227,372)   (227,372)
  Retirement of treasury stock                                   (4,372)   (41,059)  (181,941)    227,372           -
  Dividends declared
    ($0.27 per share)                                                 -          -     (8,942)          -      (8,942)
                                                                 -------   --------   --------   ---------   ---------
BALANCES, FISCAL YEAR-END, 1995                                  31,052          -    363,877           -     394,929
  Net earnings for the year                                           -          -    122,063           -     122,063
  Issuance of stock under omnibus
    stock, stock option, and employee
    stock purchase plans (including
    tax benefit of $10,084)                                       1,213     38,623          -           -      39,836
  Purchase of common stock                                            -          -          -     (79,296)    (79,296)
  Retirement of treasury stock                                   (1,619)   (38,623)   (39,054)     79,296           -
  Dividends declared
    ($0.31 per share)                                                 -          -     (9,623)          -      (9,623)
                                                                 -------   --------   --------   ---------   ---------
BALANCES, FISCAL YEAR-END, 1996                                 $30,646   $      -   $437,263   $       -   $ 467,909
                                                                 =======   ========   ========   =========   =========

See accompanying Notes to the Consolidated Financial Statements.

                                                                      Exhibit 13

CONSOLIDATED STATEMENTS OF CASH FLOWS
Varian Associates, Inc. and Subsidiary Companies

                                                                                          Fiscal Years
                                                                               ----------------------------------
(Dollars in thousands)                                                           1996         1995        1994
-----------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
            Net Cash Provided by Operating Activities                          $ 77,353    $ 117,390    $120,251

INVESTING ACTIVITIES
      Proceeds from sale of property, plant, and equipment                        4,781        4,394      18,320
      Proceeds from sale of Electron Devices                                          -      191,347           -
      Purchase of property, plant, and equipment                                (67,736)     (65,404)    (62,584)
      Purchase of businesses, net of cash acquired                               (4,396)     (12,686)        133
      Other                                                                      (5,999)       7,985      (7,252)
                                                                                --------    ---------    --------
            Net Cash Provided (Used) by Investing Activities                    (73,350)     125,636     (51,383)
                                                                                --------    ---------    --------
FINANCING ACTIVITIES
      Net borrowings (payments) on short-term obligations                         2,607       (3,061)    (12,042)
      Principal payments on long-term debt                                          (71)         (70)     (6,071)
      Proceeds from common stock issued to employees                             39,836       42,504      27,592
      Purchase of common stock                                                  (79,296)    (227,372)    (63,669)
      Dividends paid                                                             (9,341)      (8,819)     (7,590)
      Other                                                                        (282)        (123)        392
                                                                                --------    ---------    --------
            Net Cash Used by Financing Activities                               (46,547)    (196,941)    (61,388)
                                                                                --------    ---------    --------
EFFECTS OF EXCHANGE RATE CHANGES ON CASH                                          2,491       (2,229)     (1,915)
                                                                                --------    ---------    --------
            Net Increase (Decrease) in Cash and Cash Equivalents                (40,053)      43,856       5,565
            Cash and Cash Equivalents at Beginning of Year                      122,728       78,872      73,307
                                                                                --------    ---------    --------
            Cash and Cash Equivalents at End of Year                           $ 82,675    $ 122,728    $ 78,872
                                                                                ========    =========    ========
DETAIL OF NET CASH PROVIDED BY OPERATING ACTIVITIES
      Net Earnings                                                             $122,063      139,286    $ 79,358
      Adjustments to reconcile net earnings to
        net cash provided by operating activities
            Depreciation                                                         42,918       49,997      48,029
            Gain on sale of Electron Devices                                          -      (40,965)          -
            Deferred taxes                                                        1,113      (27,083)     (8,283)
            Amortization of intangibles                                           3,155        5,634       4,484
            Changes in assets and liabilities:
                Accounts receivable                                             (38,677)     (37,595)    (40,765)
                Inventories                                                     (17,415)     (33,009)    (17,374)
                Other current assets                                             17,847      (19,362)        550
                Accounts payable - trade                                         (6,516)      10,711      18,226
                Accrued expenses                                                (50,742)      42,639      37,929
                Product warranty                                                  1,137       10,678       5,871
                Advance payments from customers                                   5,411       (6,159)     (3,503)
                Long-term accrued expenses                                          (19)      29,026           -
            Other                                                                (2,922)      (6,408)     (4,271)
                                                                                --------    ---------    --------
            Net Cash Provided by Operating Activities                          $ 77,353    $ 117,390    $120,251
                                                                                ========    =========    ========

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

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Foreign Currency Translation
For non-U.S. operations, the U.S. dollar is the functional currency. Monetary assets and liabilities of foreign subsidiaries are translated into U.S. dollars at current exchange rates. Nonmonetary assets such as inventories and property, plant and equipment are translated at historical rates. Income and expense items are translated at effective rates of exchange prevailing during each year, except that inventories and depreciation charged to operations are translated at historical rates. The aggregate exchange loss included in general and administrative expenses for 1996, 1995, and 1994 was $1.1 million, $0.8 million, and $0.1 million, respectively.

Revenue Recognition
Sales and related cost of sales are recognized primarily upon shipment of products. Sales and related cost of sales under long-term contracts to commercial customers and the U.S. Government are recognized primarily as units are delivered.

Statements of Cash Flows
The Company considers currency on hand, demand deposits, and all highly liquid investments with an original maturity of three months or less to be cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate estimated fair value because of the short maturities of those financial instruments.

Accounts Receivable
Accounts receivable are stated net of allowances for doubtful accounts of $2.3 million at the end of fiscal years 1996 and 1995.

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies.

Inventories
Inventories are valued at the lower of cost or market (realizable value) using last-in, first-out (LIFO) cost for the U.S. inventories of the Health Care Systems (except X-ray Tube Products), Instruments, and Semiconductor Equipment segments. All other inventories are valued principally at average cost. If the first-in, first-out (FIFO) method had been used, inventories would have been higher than reported by $46.8 million in fiscal 1996, $45.6 million in fiscal 1995, and $49.0 million in fiscal 1994. The main components of inventories are as follows:

(Dollars in Millions)                        1996                       1995
----------------------------------------------------------------------------------
Raw materials and parts                  $       112.3             $         98.4
Work in process                                   53.7                       52.6
Finished goods                                    23.9                       20.7
                                         -------------             --------------
Total Inventories                        $       189.9             $        171.7
                                         =============             ==============

The Company's inventories include high technology parts and components that may be specialized in nature or subject to rapid technological obsolescence. While the Company has programs to minimize the required inventories on hand and considers technological obsolescence in estimating the required allowance to reduce recorded amounts to market values, such estimates could change in the future.

Property, Plant, and Equipment
Property, plant, and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed currently. Plant and equipment are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Leasehold improvements are amortized using the straight-line method over their estimated useful lives, or the remaining term of the lease, whichever is less. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are removed from the accounts. Gains or losses resulting from retirements or disposals are included in earnings from continuing operations.

The main components of property, plant, and equipment are as follows:

(Dollars in Millions)                                         1996                      1995
---------------------------------------------------------------------------------------------
Land and land leaseholds                            $         11.3            $         10.1
Buildings                                                    160.4                     145.3
Machinery and equipment                                      291.7                     259.9
Construction in progress                                      10.5                      16.0
                                                    --------------            --------------
Total Property, Plant, and Equipment                $        473.9            $        431.3
                                                    ==============            ==============

Environmental Liabilities
Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

Taxes on Earnings
The Company's provision for income taxes comprises its estimated tax liability currently payable and the change in its deferred income taxes. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Research and Development
Company-sponsored research and development costs related to both present and future products are expensed currently. Costs related to research and development contracts are included in inventory and charged to cost of sales upon recognition of related revenue. Total expenditures on research and development for fiscal 1996, 1995, and 1994, were $116.5 million, $94.7 million, and $74.8 million, respectively, of which $6.4 million, $3.7 million, and $1.1 million, respectively, were funded by customers.

Computation of Earnings Per Share (Shares in thousands)
Earnings-per-share computations are based on the weighted average common shares outstanding and common share equivalents (dilutive stock options). The average number of common shares and common share equivalents used in the computation of earnings per share in 1996, 1995, and 1994, was 32,075, 35,202, and 35,676
shares, respectively. There is no significant difference between fully diluted earnings per share and primary earnings per share.

Stock Split
On February 17, 1994, the Board of Directors declared a two-for-one stock split in the form of a stock dividend, issued on March 17, 1994, to stockholders of record on March 3, 1994. All share and per share information has been restated to reflect the stock split on a retroactive basis.

Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of
In March 1995, the FASB issued SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. It is effective for the Company's fiscal year 1997. Its adoption will not have a material effect on the financial statements of the Company.

Accounting for Stock-Based Compensation
In October 1995, the FASB issued SFAS 123, Accounting for Stock-Based Compensation. The Company is required to adopt SFAS 123 in fiscal 1997 and, upon adoption, will elect to continue to measure compensation cost for its employee stock compensation plans using the intrinsic value based method of accounting prescribed in APB 25. Accordingly, its adoption will not have a material effect on the financial statements of the Company.

Accounting for  Environmental Remediation Liabilities
In October 1996, the AICPA issued SOP 96-1, Environmental Remediation Liabilities. SOP 96-1 is effective for fiscal 1998. The Company will be studying the implications of the statement, but the impact of its implementation on the financial statements of the Company has not yet been determined.

Reclassification
Certain amounts in prior years have been reclassified to conform with the 1996 presentation. These reclassifications did not change previously reported total assets, liabilities, stockholders' equity or earnings from continuing operations.

ACCRUED EXPENSES

(Dollars in Millions)                                 1996                 1995
--------------------------------------------------------------------------------

Taxes, including taxes on earnings                   $ 35.3               $ 79.7
Payroll and employee benefits                         108.8                104.4
Environmental                                           3.2                  6.7
Estimated loss contingencies                           34.0                 36.8
Deferred income                                        23.7                 22.5
Other                                                  59.6                 66.3
                                                     ------               ------

Total Accrued Expenses                               $264.6               $316.4
                                                     ======               ======

SHORT-TERM DEBT

Short-term notes payable and the current portion of long-term debt amounted to $4.4 million and $1.8 million at the end of fiscal years 1996 and 1995, respectively. The weighted average interest rates on short-term borrowings were 3.7% and 3.4% at the end of fiscal years 1996 and 1995, respectively. Total debt is subject to limitations included in long-term debt agreements.

At fiscal year-end 1996, the Company had total unused committed lines of credit amounting to $50 million.

LONG-TERM ACCRUED EXPENSES

Long-term accrued expenses are comprised of accruals for environmental costs not expected to be expended within the next year. The current portion is recorded within Accrued Expenses.

LONG-TERM DEBT

(Dollars in Millions)                                                   1996                 1995
-------------------------------------------------------------------------------------------------
Unsecured term loan, 7.29% due in semiannual installments
of $6.0 payable 1998-2002                                               $60.0               $60.0
Other debt                                                                0.4                 0.4
                                                                        -----               -----
Long-term borrowings                                                     60.4                60.4
Less current portion                                                      0.1                 0.1
                                                                        -----               -----
Long-term Debt                                                          $60.3               $60.3
                                                                        =====               =====

The unsecured term loans contain covenants that limit future borrowings and require the Company to maintain certain levels of working capital and operating results. For fiscal year 1996, the Company was in compliance with all restrictive covenants of the loan agreements, including a restriction on payment of cash dividends. At September 27, 1996, approximately $120.8 million of retained earnings were unrestricted for payment of cash dividends.

The annual maturities of long-term debt (in millions) for fiscal years 1997 through 2001, are as follows: $0.1, $12.1, $12.1, $12.1, and $12.1.

Interest paid (in millions) on short and long-term debt was $6.4, $6.9, and $6.4, in fiscal 1996, 1995, and 1994, respectively.

Based on rates currently available to the Company for debt with similar terms and remaining maturities, the carrying amounts of long-term debt and notes payable approximate estimated fair value.

FORWARD EXCHANGE CONTRACTS

The Company enters into forward exchange contracts to mitigate the effects of operational (sales orders and purchase commitments) and balance sheet exposures to fluctuations in foreign currency exchange rates. When the Company's foreign exchange contracts hedge operational exposure, the effects of movements in currency exchange rates on these instruments are recognized in income when the related revenues and expenses are recognized. When foreign exchange contracts hedge balance sheet exposure, such effects are recognized in income when the exchange rate changes. Because the impact of movements in currency exchange rates on foreign exchange contracts generally offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would otherwise result from changes in currency exchange rates. At fiscal year-end 1996, the Company had forward exchange contracts with maturities of twelve months or less to sell foreign currencies totaling $71.5 million ($15.7 million of Canadian dollars, $12.9 million of Japanese yen, $11.2 million of French francs, $9.6 million of Australian dollars, $8.6 million of British pounds, $6.3 million of Italian lira, $1.9 million of German marks, $1.1 million of Swedish krona, $1.1 million of Belgian francs, $1.6 million of Dutch guilders, and $1.5 million of Spanish pesetas) and to buy foreign currencies totaling $6.8 million ($5.2 million of British pounds, $1.3 million of Swiss francs, and $0.3 million of Japanese yen). The face values of these foreign exchange contracts approximate estimated fair value.

OMNIBUS STOCK AND EMPLOYEE STOCK PURCHASE PLANS (SHARES IN THOUSANDS)

Prior to fiscal 1991, the Company had in place the 1982 Non-Qualified Stock Option Plan under which options are still exercisable. During fiscal 1991, the Company adopted the Omnibus Stock Plan (the Plan) under which shares of common stock can be issued to officers, directors, and key employees. The maximum number of shares of common stock available for awards under the Plan during each fiscal year (including incentive stock options) is 5% of the total outstanding shares of the Company on the last business day of the preceding fiscal year. The maximum number of shares of the common stock available for incentive stock option grants under the Plan is 6,000. The exercise price for incentive and nonqualified stock options granted under the Plan may not be less than 100% of the fair market value at the date of the grant. Options granted will be exercisable at such times and be subject to such restrictions and conditions as determined by the Organization and Compensation Committee of the Company's Board of Directors, but no option shall be exercisable later than ten years from the date of grant. Options granted are generally exercisable in cumulative installments of one-third each year, commencing one year following date of grant, and expire if not exercised within seven or ten years from date of grant. Restricted stock grants may be awarded at prices ranging from 0% to 50% of the fair market value of the stock and may be subject to restrictions on transferability and continued employment as determined by the Organization and Compensation Committee.

Option activity under the Plans is presented below.

                                            1996                               1995                             1994
                                  -------------------------         -------------------------         -------------------------

(Dollars in Millions)              Shares           Dollars          Shares          Dollars           Shares          Dollars
-----------------------------     --------         --------         --------         --------         --------         --------

Beginning of year                    3,809         $   88.0            3,999         $   74.2            3,785         $   60.6
Granted                              1,159             56.3            1,111             40.3            1,161             29.5
Terminated or expired                  (62)            (2.5)            (116)            (3.3)             (63)            (1.4)
Exercised                           (1,029)           (22.5)          (1,185)           (23.2)            (884)           (14.5)
                                    ------         --------           ------         --------            -----         --------

End of Year                          3,877         $  119.3            3,809         $   88.0            3,999         $   74.2
                                    ======         ========           ======         ========            =====         ========
Shares exercisable                   1,869                             2,030                             1,692
Available shares remaining             456                               703                               634

Options were outstanding at prices ranging from $10.60 to $61.31 per share at fiscal year-end 1996. Options were exercised at prices ranging from $10.60 to $48.94 for fiscal 1996, $10.60 to $39.13 for fiscal 1995, and $10.60 to $24.25 for fiscal 1994.

During fiscal years 1996, 1995, and 1994, 69, 63, and 64 shares, respectively, were awarded under restricted stock grants at no cost to the employees. The restricted stock grants vest generally over a three year period. Compensation expense from restricted stock was approximately $2.6 million, $2.0 million, and $1.2 million, in fiscal years 1996, 1995, and 1994, respectively.

The Employee Stock Purchase Plan (ESPP) covers substantially all employees in the United States and Canada. The participants' purchase price is the lower of 85% of the closing market price on the first trading day of the fiscal quarter or the first trading day of the next fiscal quarter. The discount is treated as equivalent to the cost of issuing stock for financial reporting purposes. During fiscal 1996, 1995, and 1994, 111 shares, 205 shares, and 266 shares were issued under the ESPP for $4.7 million, $7.0 million, and $7.0 million, respectively. At fiscal year-end 1996, the Company had a balance of 3,014 shares reserved for ESPP.

RETIREMENT PLANS

The Company has defined contribution retirement plans covering substantially all of its United States' and Canadian employees. The Company's major obligation is to contribute an amount based on a percentage of each participant's base pay. The Company also contributes 5% of its consolidated earnings from continuing operations before taxes, as adjusted for discretionary items, as retirement plan profit sharing. Participants are entitled, upon termination or retirement, to their portion of the retirement fund assets, which are held by a third-party trustee. In addition, a number of the Company's foreign subsidiaries have defined benefit retirement plans for regular full-time employees. Total pension expense for all plans amounted to $23.6 million, $21.1 million, and $18.5 million, for fiscal 1996, 1995, and 1994, respectively.

TAXES ON EARNINGS

U.S. federal income tax returns for the years through 1992 have been settled with the Internal Revenue Service. Taxes on earnings from continuing operations are as follows:

(Dollars in millions)                      1996            1995            1994
--------------------------------------------------------------------------------
Current
    U.S. federal                           $42.3          $60.6           $27.4
    Non-U.S                                 13.8           14.8            15.6
    State and local                          9.9           11.2             6.7
                                           -----          -----           -----
          Total current                     66.0           86.6            49.7
                                           -----          -----           -----

Deferred
    U.S. federal                             0.6          (26.6)           (8.8)
    Non-U.S                                  0.6           (0.5)            0.5
                                           -----          -----           -----
          Total deferred                     1.2          (27.1)           (8.3)
                                           -----          -----           -----

Taxes on Earnings                          $67.2          $59.5           $41.4
                                           =====          =====           =====

Significant items making up deferred tax assets and liabilities are as follows:

(Dollars in millions)                                    1996             1995
--------------------------------------------------------------------------------
Assets:
     Product warranty                                    $16.2            $15.6
     Deferred compensation                                10.1             10.7
     Special provisions                                   23.1             24.9
     Inventory adjustments                                20.7             16.1
     Deferred income                                       5.9              5.4
     State income tax                                      1.7              3.9
     Other                                                 4.5              3.7
                                                         -----            -----
                                                          82.2             80.3
Liabilities:
     Accelerated depreciation                             13.6             13.3
     Unconsolidated affiliates                             8.0              5.7
     Other                                                 0.3             (0.2)
                                                         -----            -----
                                                          21.9             18.8

Net Deferred Tax Asset                                   $60.3            $61.5
                                                         =====            =====

The classification of the net deferred tax asset on the Balance Sheet is as follows:

(Dollars in millions)                                    1996             1995
--------------------------------------------------------------------------------
Net current deferred tax asset (included in other
current assets)                                          $72.1            $80.3
Net long-term deferred tax liability                     (11.8)           (18.8)
                                                         -----            -----
Net Deferred Tax Asset                                   $60.3            $61.5
                                                         =====            =====

The effective tax rate on continuing operations differs from the U.S. federal statutory tax rate as a result of the following:

                                                           1996           1995           1994
                                                         ------         ------         ------
Federal statutory income tax rate                          35.0 %         35.0 %         35.0 %
State and local taxes, net of federal tax benefit           3.4            4.4            4.0
Foreign taxes, net                                          0.4           (1.2)          (0.9)
Foreign Sales Corporation                                  (2.8)          (2.4)          (1.9)
Other                                                      (0.5)           0.2            1.8
                                                         ------         ------         ------
Effective Tax Rate                                         35.5 %         36.0 %         38.0 %
                                                         ======         ======         ======

Income taxes paid are as follows:

(Dollars in millions)                           1996         1995          1994
--------------------------------------------------------------------------------
Federal income taxes paid, net                 $63.6         $35.1         $25.2
State income taxes paid, net                     9.8          11.7           6.2
Foreign income taxes paid, net                  21.2          24.0          11.8
                                               -----         -----         -----
Total Paid                                     $94.6         $70.8         $43.2
                                               =====         =====         =====


LEASE COMMITMENTS

At fiscal year-end 1996, the Company was committed to minimum rentals under noncancellable operating leases for fiscal years 1997 through 2001 and thereafter, as follows, in millions: $9.1, $6.4, $4.9, $3.6, $2.5, and $2.9.
Rental expense for fiscal years 1996, 1995, and 1994, in millions, was $18.4, $18.6, and $18.7, respectively.


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

The Company has also been named by the U.S. Environmental Protection Agency or third parties as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, at nine sites where the Company is alleged to have shipped manufacturing waste for recycling or disposal. The Company is also involved in various stages of environmental investigation and/or remediation under the direction of, or in consultation with, federal, state, and/or local agencies at certain current or former Company facilities. Uncertainty as to (a) the extent to which the Company caused, if at all, the conditions being investigated, (b) the extent of environmental contamination and risks, (c) the applicability of changing and complex environmental laws, (d) the number and financial viability of other potentially responsible parties, (e) the stage of the investigation and/or remediation, (f) the unpredictability of investigation and/or remediation costs (including as to when they will be incurred), (g) applicable clean-up standards,
(h) the remediation (if any) that will ultimately be required, and (i) available technology make it difficult to assess the likelihood and scope of further investigation or remediation activities or to estimate the future costs of such activities if undertaken.

Nevertheless, the Company continues to estimate the amounts of these future costs in periodically establishing reserves. These estimates are based partly on progress made in determining the magnitude of such costs, experience gained from sites on which remediation is ongoing or has been completed, and the timing and extent of remedial actions required by the applicable governmental authorities. The Company's estimates of the present value of future exposure for environmental related investigation and remediation expenditures, including operating and maintenance costs, ranged from approximately $32.2 million to $52.5 million as of September 27, 1996, and from approximately $35.7 million to $56.0 million as of September 29, 1995. The time frame over which the Company expects to incur such costs varies with each site, ranging up to 29 years as of September 27, 1996. Management believes that no amount in the foregoing range of estimated future costs is more probable of being incurred than any other amount in that range.

At September 27, 1996, the Company's reserve for environmental liabilities, based upon future environmental related costs estimated by the Company as of that date, was calculated as follows:

(Dollars in millions)
-----------------------------------------------------------------------------------
                                                                          Total
                                     Recurring      Non-Recurring      Anticipated
Year                                   Costs            Costs          Future costs
-----------------------------------------------------------------------------------

1997                                   $ 1.6             $ 1.6             $ 3.2

1998                                     1.7               2.8               4.5

1999                                     2.0               0.6               2.6

2000                                     2.1               0.3               2.4

2001                                     2.1               0.2               2.3

Thereafter                              52.4               4.9              57.3
                                       -----             -----             -----

Total costs                            $61.9             $10.4             $72.3

Less imputed interest (at 7%)                                              (40.1)
                                                                           -----

Reserve amount                                                             $32.2
                                                                           =====

The amounts set forth in the foregoing table are only estimates of anticipated future environmental related costs, and the amounts actually spent in the years indicated may be greater or less than such estimates. The

Company believes that its reserves are adequate, but as the scope of its obligations becomes more clearly defined, this reserve may be modified and related charges against earnings may be made.

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

Although any ultimate liability arising from environmental related matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, would be material to the Company's financial condition, the likelihood of such an occurrence is considered remote. Based on information currently available and its best assessment of the ultimate amount and timing of environmental related events, Varian's management believes that the costs of these matters are not reasonably likely to have a material adverse effect on the financial condition of the Company.

Varian evaluates its liability for environmental related investigation and remediation in light of the liability and financial wherewithal of potentially responsible parties and insurance companies where the Company believes that it has rights to contribution, indemnity, and/or reimbursement.


Claims for recovery of environmental investigation and remediation costs already incurred, and to be incurred in the future, have been asserted against various insurance companies and other third parties. In 1992, the Company filed a lawsuit against 36 insurance companies with respect to most of the above-referenced sites. Due to developments with respect to this litigation (including the California Supreme Court decision in Montrose Chemical Corporation of California v. Admiral Insurance Company rendered in July 1995 and settlements with certain defendant insurance carriers), the Company recorded an $18.0 million receivable in Other Current Assets at September 29, 1995, all but $0.2 million of which was received during fiscal 1996. Although the Company intends to aggressively pursue additional insurance recoveries from remaining defendants in that lawsuit, due to the uncertainty as to ultimate recoveries from third parties, the Company has neither recorded any asset nor reduced any liability in anticipation of recovery with respect to claims made against third parties.

DISCONTINUED OPERATION

On August 11, 1995, the Company completed the sale of the Electron Devices business segment (not including the Tempe Electronics Center). The Tempe facility was retained as part of the Instruments business segment. The transaction was accounted for as a discontinued operation. The Company received $191.3 million net proceeds in cash. Amounts in the Consolidated Statements of Earnings for 1994 have been reclassified to conform to the 1995 discontinued operations presentation. The gain on the sale was $25.3 million (net of income taxes of $15.6 million). Summary operating results of discontinued operations, excluding the above gain, are as follows.

(Dollars in millions)                                      1995           1994
--------------------------------------------------------------------------------
Sales                                                     $205.1          $239.0
Earnings Before Taxes                                       13.2            18.9
Taxes on Earnings                                            5.0             7.2
                                                          ------          ------

Net Earnings from Discontinued Operations
     Before Gain on Sale                                  $  8.2          $ 11.7
                                                          ======          ======

SUBSEQUENT EVENT

During October 1996, the Company obtained additional long term financing of $25.0 million with an interest rate of 7.21%. Semiannual principal repayments of $2.4 million begin in the year 2002. The unsecured note contains covenants that limit future borrowings and require the Company to maintain certain levels of working capital and operating results.

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

The Company operates various manufacturing and marketing operations outside the United States. Sales to customers located in Korea were $177.9 million in fiscal 1996 and $183.8 million in fiscal 1995. For 1994 no single country outside the United States accounted for more than 10% of total sales. For fiscal 1996, 1995 and 1994, no single country outside the United States accounted for more than 10% of total assets. Sales between geographic areas are accounted for at cost plus prevailing markups arrived at through negotiations between independent profit centers. Related profits are eliminated in consolidation.

Included in the total of United States sales are export sales of $496 million in fiscal 1996, $420 million in fiscal 1995, and $286 million in fiscal 1994. Sales under prime contracts from the U.S. Government were approximately $15 million in fiscal 1996, $22 million in fiscal 1995, and $28 million in fiscal 1994.

                                                                      Exhibit 13
INDUSTRY SEGMENTS

                                                                                      Pretax                    Identifiable
                                              Sales                                  Earnings                      Assets
                               ----------------------------------------------------------------------------------------------

(Dollars in millions)           1996          1995          1994         1996          1995          1994           1996
-----------------------------------------------------------------------------------------------------------------------------

Health Care Systems            $  464        $  482        $  426        $  68         $  90         $  86         $  282

Instruments                       481           432           408           33            18            36            248

Semiconductor Equipment           650           659           477          135            99            36            262

Eliminations & Other                4             3             2          (12)          (11)           (9)            10
                               ------        ------        ------        -----         -----         -----         ------

  Total Industry
    Segments                    1,599         1,576         1,313          224           196           149            802

General Corporate                  --            --            --          (34)          (29)          (38)           217

Interest, Net                      --            --            --           (1)           (2)           (2)            --
                               ------        ------        ------        -----         -----         -----         ------

  Continuing Operations        $1,599        $1,576        $1,313        $ 189         $ 165         $ 109         $1,019
                               ======        ======        ======        =====         =====         =====         ======


                                   Identifiable                  Capital
                                      Assets                   Expenditures                     Depreciation
                               ------------------------------------------------------------------------------------
(Dollars in millions)            1995        1994       1996       1995       1994       1996       1995       1994
-------------------------------------------------------------------------------------------------------------------

Health Care Systems            $  254        $201        $13        $16        $11         12         11        $ 9

Instruments                       235         226         19         21         21         13         12         11

Semiconductor Equipment           227         196         24         15          6         11          9          9

Eliminations & Other                9           8          1         --          1          1          1          1

  Total Industry
    Segments                      725         631         57         52         39         37         33         30

General Corporate                 279         191         12         10          9          6          6          5

Interest, Net                      --          --         --         --         --         --         --         --
                               ------        ----        ---        ---        ---        ---        ---        ---
  Continuing Operations        $1,004        $822        $69        $62        $48        $43        $39        $35
                               ======        ====        ===        ===        ===        ===        ===        ===



GEOGRAPHIC SEGMENTS


                                            Sales to                                  Intergeographic
                                          Unaffiliated                                    Sales to
                                            Customers                                    Affiliates
                                --------------------------------------------------------------------------------
(Dollars in millions)            1996          1995          1994         1996               1995          1994
----------------------------------------------------------------------------------------------------------------

United States                   $1,152        $1,175        $  920        $ 256              $ 217         $ 253

International                      444           398           392           61                 54            56

Eliminations & Other                 3             3             1         (317)              (271)         (309)
                                ------        ------        ------        -----              -----         -----

   Total Geographic
        Segments                 1,599         1,576         1,313           --                 --            --


General Corporate                   --            --            --           --                 --            --

Interest, Net                       --            --            --           --                 --            --
                                ------        ------        ------        -----              -----         -----

   Continuing Operations        $1,599        $1,576        $1,313        $  --              $  --         $  --
                                ======        ======        ======        =====              =====         =====


                                                 Total                                      Pretax
                                                 Sales                                     Earnings
                                -----------------------------------------------------------------------------------
(Dollars in millions)             1996            1995            1994          1996          1995          1994
-------------------------------------------------------------------------------------------------------------------

United States                   $ 1,408         $ 1,392         $ 1,173         $ 200         $ 165         $ 112

International                       505             452             448            36            42            46

Eliminations & Other               (314)           (268)           (308)          (12)          (11)           (9)
                                -------         -------         -------         -----         -----         -----

   Total Geographic
        Segments                  1,599           1,576           1,313           224           196           149


General Corporate                    --              --              --           (34)          (29)          (38)

Interest, Net                        --              --              --            (1)           (2)           (2)
                                -------         -------         -------         -----         -----         -----

   Continuing Operations        $ 1,599         $ 1,576         $ 1,313         $ 189         $ 165         $ 109
                                =======         =======         =======         =====         =====         =====


                                            Identifiable
                                               Assets
                                --------------------------------
(Dollars in millions)             1996          1995        1994
----------------------------------------------------------------
United States                   $  514        $  496        $429

International                      278           220         193

Eliminations & Other                10             9           9
                                ------        ------        ----

   Total Geographic
        Segments                   802           725         631


General Corporate                  217           279         191

Interest, Net                       --            --          --
                                ------        ------        ----

   Continuing Operations        $1,019        $1,004        $822
                                ======        ======        ====


Total sales is based on the location of the operation furnishing goods and services. International sales based on final destination of products sold are $918 million, $797 million, and $659 million, in 1996, 1995, and 1994, respectively.

Certain Foreign Sales Corporation (FSC) expenses for 1995 and 1994 have been reclassified in pretax earnings from International to United States to properly offset the related revenues.

                                                                      Exhibit 13
QUARTERLY FINANCIAL DATA  (UNAUDITED)

                                                                              1996
                                                       -----------------------------------------------------
(Dollars in millions except                             First     Second      Third     Fourth    Total
     per share amounts)                                Quarter    Quarter    Quarter    Quarter    Year
------------------------------------------------------------------------------------------------------------
Sales                                                  $351.2      417.7      417.0      413.5    1,599.4
                                                       ------      -----      -----      -----    -------

Gross Profit                                           $133.1      154.2      157.1      159.3      603.7
                                                       ------      -----      -----      -----    -------

Net Earnings
   Continuing Operations                               $ 25.5       33.1       34.3       29.2      122.1

   Discontinued Operations                                -          -          -          -          -
                                                       ------      -----      -----      -----    -------

Net Earnings                                           $ 25.5       33.1       34.3       29.2      122.1
                                                       ======      =====       ====       ====    =======
Net Earnings Per Share -
        Fully Diluted

   Continuing Operations                               $ 0.79       1.03       1.07       0.92       3.81

   Discontinued Operations                                -          -          -          -          -
                                                       ------      -----       ----       ----    -------
Net Earnings Per Share -
        Fully Diluted                                  $ 0.79       1.03       1.07       0.92       3.81
                                                       ======      =====       ====       ====    =======



                                                                              1995
                                                       --------------------------------------------------
(Dollars in millions except                             First     Second     Third      Fourth    Total
     per share amounts)                                Quarter    Quarter    Quarter    Quarter    Year
---------------------------------------------------------------------------------------------------------
Sales                                                  $346.1      428.7      394.2      406.7    1,575.7
                                                       ------      -----      -----      -----    -------

Gross Profit                                           $115.3      143.2      137.8      154.9      551.2
                                                       ------      -----      -----      -----    -------

Net Earnings
   Continuing Operations                               $ 17.8       26.5       28.9       32.6      105.8

   Discontinued Operations                                3.0        3.1        2.9       24.5       33.5
                                                       ------      -----      -----      -----    -------

Net Earnings                                           $ 20.8       29.6       31.8       57.1      139.3
                                                       ======      =====       ====       ====    =======

Net Earnings Per Share -
        Fully Diluted

   Continuing Operations                                 0.51       0.75       0.82       0.94       3.01

   Discontinued Operations                               0.08       0.10       0.08       0.71       0.95
                                                       ------      -----      -----      -----    -------
Net Earnings Per Share -
        Fully Diluted                                    0.59       0.85       0.90       1.65       3.96
                                                       ======      =====       ====       ====    =======


          The four quarters for net earnings per share may not add for the year because of the different number of shares outstanding during the year.



COMMON STOCK PRICES  (UNAUDITED)

                                                                          1996
                                                       --------------------------------------------
                                                        First       Second      Third      Fourth
                                                       Quarter      Quarter    Quarter     Quarter
---------------------------------------------------------------------------------------------------
Common Stock
  High                                                 $53 7/8      52 5/8      62 7/8      52 3/8
  Low                                                  $42 1/2      43 1/4      49 1/4      40 1/2
  Dividends Declared
       Per Share                                       $   .07         .08         .08         .08



                                                                          1995
                                                       --------------------------------------------
                                                        First       Second      Third      Fourth
                                                       Quarter      Quarter    Quarter     Quarter
---------------------------------------------------------------------------------------------------
Common Stock
  High                                                 $37 1/4          44          56      57 3/8
  Low                                                  $30 7/8      34 1/2      42 1/4      50 5/8
  Dividends Declared
       Per Share                                       $   .06         .07         .07         .07

                                                                      Exhibit 13


REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Stockholders of Varian Associates, Inc.

         We have audited the accompanying consolidated balance sheets of Varian Associates, Inc. and subsidiary companies as of September 27, 1996 and September 29, 1995, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 27, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varian Associates, Inc. and subsidiary companies as of September 27, 1996 and September 29, 1995, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended September 27, 1996 in conformity with generally accepted accounting principles.



  /s/ Coopers & Lybrand  L.L.P.
____________________________________________
COOPERS & LYBRAND  L.L.P.


San Jose, California
October 16, 1996


                                       39