Form 10-K, Exhibit 13
period 1997-09-26
VARIAN ASSOCIATES INC /DE/
filed 1997-12-19
CIK 203527

                                   EXHIBIT 13

                             VARIAN ASSOCIATES, INC.


                              FY 1997 ANNUAL REPORT
                                 TO STOCKHOLDERS

                                                                      Exhibit 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

        In fiscal 1997, the Company earned $115.6 million compared to $122.1 million in 1996. Earnings per share of $3.66 declined from the prior year's $3.81. As the result of the June sale of the Company's Thin Film Systems (TFS) business, earnings for 1997 include a $33.2 million ($1.06/share) gain, net of taxes, on the TFS sale, as well as a $4 million ($0.14/share) loss from the TFS operation. Earnings per share for fiscal 1997 were $2.74 after adjusting for the TFS divestiture. Fiscal 1997 orders totaled $1.546 billion, down 5% from 1996. However, orders rose 2% on a TFS-adjusted basis. Sales declined 11% from the previous year at $1.426 billion and declined 5% from the prior year's level after adjusting for the TFS sale. Order backlog at year-end 1997 totaled $615 million compared to $619 million at the end of 1996.

        In the fourth quarter of 1997, net earnings increased to $33.0 million, up 13% from the year-ago's $29.2 million. Earnings per share of $1.06 were up 15% from the $0.92 earned in the final quarter of 1996. Orders for the fourth quarter of fiscal 1997 rose 15% on a year-to-year basis to a record $469 million, and were up 32% from the third quarter. After adjustments for the June sale of TFS, fourth-quarter orders rose 25% from the year-ago quarter and 38% over the prior quarter. Fourth-quarter sales of $406 million declined 2% from the year-ago period, but rose 13% from the prior quarter. On a TFS-adjusted basis, sales were up 12% from the 1996 fourth quarter and 18% from the previous three months.

        The principal factors in the Company's fiscal year results were the strong fourth-quarter posted by its Health Care Systems segment and the generally good performance of its Semiconductor Equipment and Instruments businesses. Although orders in the Company's Health Care Systems business fell short of last year's all-time record of $203 million, fourth-quarter orders for that segment were very strong, increasing 73% over the prior quarter. While the sharpest improvement was posted in Health Care Systems, all three of Varian's business segments contributed to the sequential orders growth.

        The Company's Health Care Systems orders were flat for the year at $529 million versus the year-ago's $534 million. Full-year sales of $472 million rose 2% over the year-ago period. Record fourth-quarter sales of $158 million, rose sharply from the third quarter, growing 43% above that period. Backlog for Health Care Systems rose to $344 million, a new year-end high. Operating margins for fiscal 1997 declined to $64 million from $68 million in fiscal 1996. Fourth-quarter Health Care Systems operating margins improved modestly on a year-to-year basis and were up significantly over the prior quarter.

        Varian's Instruments business posted record full-year orders of $553 million, a 12% gain over the prior year, with all products contributing to the higher bookings. Sales rose 10% to a new high of $527 million. For fiscal 1997, operating earnings of $43 million increased over the prior year's $33 million. Fourth-quarter Instruments orders and sales also set new records at $147 million and $141 million, respectively. While analytical orders were up by nearly 10%, the Company's Nuclear Magnetic Resonance and Vacuum Products lines accounted for the majority of the fourth-quarter orders improvement. Backlog for this business rose 20% to a record $132 million.

        Fiscal 1997 orders for the Varian's Semiconductor Equipment segment declined 30% to $438 million, and were off 17% after adjusting for the TFS divestiture. Fourth quarter orders of $112 million rose 36% from the year-ago quarter. On a TFS-adjusted basis, fourth quarter orders more than doubled the prior year's quarter. Full-year sales declined 35% to $424 million, and were down 28% on a TFS-adjusted basis. Sales of $107 million in the fourth-quarter declined 27% from the year-ago period, but grew 12% over 1996 on a TFS-adjusted basis. Backlog of $151 million was up 7% following the TFS adjustment. Although fiscal 1997 operating earnings declined from fiscal 1996, fourth-quarter operating margins improved over the year-ago quarter as well as the previous three months.

        For the Company overall, spending on research and development remained level with the prior year , increasing $0.6 million to $110.8 million, or 8% of revenue, compared with 7% of revenue in 1996 and 6% in 1995.

        The continuing operations effective tax rate for 1997 was 35.0%, compared to 35.5% for 1996 and 36% for 1995. (See Notes to the Consolidated Financial Statements.)

        In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS 128, "Earnings per Share." SFAS 128 is effective for the first quarter of the Company's fiscal year 1998. SFAS 128 requires the computation of earnings per share under two methods, basic and diluted, and that prior periods be restated to conform to that revised presentation and calculation. Early adoption of SFAS 128 is not permitted. The impact of its implementation on the consolidated financial statements of the Company has not yet been determined.

        In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. It is effective for the Company's fiscal year 1999. The impact of its implementation on the consolidated financial statements of the Company has not yet been determined.

        In June 1997, the FASB issued SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting (referred to as the "management" approach) and also requires interim reporting of segment information. It is effective for the Company's fiscal year 1999. The Company has not determined the impact of its implementation on the reporting of the Company's segment information.

        During 1997, the Company adopted the AICPA's SOP 96-1, "Environmental Remediation Liabilities." As a result of the adoption of SOP 96-1, the Company increased the reserve for environmental liabilities by $8.8 million.

        See Summary of Significant Accounting Policies in Notes to the Consolidated Financial Statements.


FINANCIAL CONDITION

        The Company's financial condition remained strong during 1997. Operating activities provided cash of $44.9 million compared to $87.4 million in 1996. Investing activities in 1997 provided $49.7 million inclusive of $145.5 million in proceeds from the sale of TFS, offset by the purchase of businesses of $34.3 million and the purchase of property, plant, and equipment of $55.1 million . Investing activities in the same period last year used $73.4 million, mainly for the purchase of $67.7 million in property and equipment and the purchase of a business for $4.4 million. Financing activities in 1997 used $40.0 million with $56.5 million used to buy back shares of the Company's stock, including shares purchased to offset the issuance of stock to employees, and $10.4 million used for payment of dividends, offset by $25.0 million of additional long-term borrowings. Financing activities in 1996 used $56.6 million, with $49.5 million used to buy back shares of the Company's stock, including shares purchased to offset the issuance of stock to employees, and $9.3 million used for payment of dividends.

        Total debt as a percent of total capital increased to 14.9% from 12.1% a year ago. Cash and cash equivalents of $142.3 million exceeded short- and long-term debt of $91.9 million at fiscal year-end 1997. The ratio of current assets to current liabilities was 1.75 and 1.65 at fiscal year-end 1997 and 1996, respectively. Quarterly dividends were increased from $0.08 to $0.09 per share in the second quarter of fiscal 1997. The Company has $50 million available in unused committed lines of credit.

        On June 20, 1997, the Company completed the sale of TFS. Total proceeds received from the sale were $145.5 million in cash. A $51.5 million reserve was recorded to cover, among other items, retained liabilities, transaction costs, employee terminations, facilities separation costs, indemnification obligations, litigation expense, and other contingencies. The gain on the sale was $33.2 million (net of income taxes of $17.8 million).

ENVIRONMENTAL MATTERS

        The Company's operations are subject to various federal, state, and/or local laws regulating the discharge of materials to the environment or otherwise relating to the protection of the environment. This includes discharges to soil, water, and air, and the generation, handling, storage, transportation, and disposal of waste and hazardous substances. These laws have the effect of increasing costs and potential liabilities associated with the conduct of such operations. The Company has also been named by the U.S. Environmental Protection Agency or third parties as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, at eight sites where the Company is alleged to have shipped manufacturing waste for recycling or disposal. The Company is also involved in various stages of environmental investigation and/or remediation under the direction of, or in consultation with, federal, state, and/or local agencies at certain current or former Company facilities (including facilities disposed of in connection with the Company's sale of its Electron Devices business during 1995, and the sale of TFS during
1997). Expenditures for environmental investigation and remediation amounted to $2.3 million in 1997 compared with $5.2 million in 1996.

        For certain of these facilities, various uncertainties make it difficult to assess the likelihood and scope of further investigation or remediation activities or to estimate the future costs of such activities if undertaken. As of September 26, 1997, the Company nonetheless estimated that the Company's future exposure for environmental related investigation and remediation costs for these sites ranged in the aggregate from $17.4 million to $44.7 million. The time frame over which the Company expects to incur such costs varies with each site, ranging up to 30 years as of September 26, 1997. Management believes that no amount in the foregoing range of estimated future costs is more probable of being incurred than any other amount in such range and therefore accrued $17.4 million in estimated environmental costs as of September 26, 1997. The amount accrued has not been discounted to present value.

        As to other facilities, the Company has gained sufficient knowledge to be able to better estimate the scope and costs of future environmental activities. As of September 26, 1997, the Company estimated that the Company's future exposure for environmental related investigation and remediation costs for these sites ranged in the aggregate from $46.5 million to $72.0 million. The time frame over which the Company expects to incur such costs varies with each site, ranging up to 30 years as of September 26, 1997. As to each of these sites, management determined that a particular amount within the range of estimated costs was a better estimate of the future environmental liability than any other amount within the range, and that the amount and timing of these future costs were reliably determinable. Together, these amounts totaled $54.2 million at September 26, 1997. The Company accordingly accrued $22.8 million, which represents this best estimate of the future costs discounted at 4%, net of inflation. This reserve is in addition to the $17.4 million described above.

        At September 26, 1997, the Company's reserve for environmental liabilities, based upon future environmental related costs estimated by the Company as of that date, was calculated as follows:


(Dollars in millions)
                                                                         Total
                                  Recurring             Non-          Anticipated
Year                                Costs          Recurring Costs    Future costs
                                  ---------        ---------------    ------------
1998                                 $2.2               $2.2              $4.4

1999                                  2.4                1.8               4.2

2000                                  2.4                0.3               2.7

2001                                  2.4                0.2               2.6

2002                                  2.2                0.0               2.2

Thereafter                           53.2                2.3              55.5
                                    -----               ----             -----

Total costs                         $64.8               $6.8             $71.6

Less imputed interest(at 7%)                                             (31.4)
                                                                         -----

Reserve amount                                                           $40.2
                                                                         =====

        The amounts set forth in the foregoing table are only estimates of anticipated future environmental related costs, and the amounts actually spent in the years indicated may be greater or less than such estimates. The aggregate range of cost estimates reflects various uncertainties inherent in many environmental investigation and remediation activities and the large number of sites where the Company is undertaking such investigation and remediation activities. The Company believes that most of these cost ranges will narrow as investigation and remediation activities progress. The Company believes that its environmental reserves are adequate, but as the scope of its obligations becomes more clearly defined, these reserves may be modified and related charges against earnings may be made.

        Although any ultimate liability arising from environmental related matters described herein could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, would be material to the Company's financial statements the likelihood of such occurrence is considered remote. Based on information currently available to management and its best assessment of the ultimate amount and timing of environmental related events, the Company's management believes that the costs of these environmental related matters are not reasonably likely to have a material adverse effect on the consolidated financial statements of the Company.

        The Company evaluates its liability for environmental related investigation and remediation in light of the liability and financial wherewithal of potentially responsible parties and insurance companies where the Company believes that it has rights to contribution, indemnity, and/or reimbursement. Claims for recovery of environmental investigation and remediation costs already incurred, and to be incurred in the future, have been asserted against various insurance companies and other third parties. In 1992, the Company filed a lawsuit against 36 insurance companies with respect to most of the above-referenced sites. The Company received certain cash settlements during fiscal 1995, 1996,and 1997 from defendants in that lawsuit, and has a $0.5 million receivable in Other Current Assets at September 26, 1997. The Company has also reached an agreement with another insurance company under which the insurance company has agreed to pay a portion of the Company's past and future environmental related expenditures, and the Company therefore has a $5.5 million receivable in Other Assets at September 26, 1997. Although the Company intends to aggressively pursue additional insurance recoveries, the Company has not reduced any liability in anticipation of recovery with respect to claims made against third parties.

FORWARD LOOKING INFORMATION

        Except for historical information, this Management's Discussion and Analysis contains forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include: product demand and market acceptance risks; the effect of general economic conditions and foreign currency fluctuations; the impact of competitive products and pricing; new product development and commercialization; the timing of renewed growth in worldwide health care and semiconductor equipment demand; the impact of managed care initiatives in the United States; the continued improvement of the various instruments markets the Company serves; the ability to increase operating margins on higher sales; and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                                                                      Exhibit 13

CONSOLIDATED STATEMENTS OF EARNINGS

Varian Associates, Inc. and Subsidiary Companies


                                                           Fiscal Years
                                           ---------------------------------------------
(Dollars in thousands except                  1997             1996             1995
per share amounts)                         -----------      -----------      -----------

SALES                                      $ 1,425,824      $ 1,599,361      $ 1,575,742
                                           -----------      -----------      -----------
OPERATING COSTS AND EXPENSES
   Cost of sales                               902,733          995,668        1,024,539
   Research and development                    110,750          110,140           90,964
   Marketing                                   199,167          200,333          187,148
   General and administrative                   83,249          103,128          106,170
                                           -----------      -----------      -----------
   Total operating costs and expenses        1,295,899        1,409,269        1,408,821

                                           -----------      -----------      -----------
OPERATING EARNINGS                             129,925          190,092          166,921

   Interest expense                             (7,783)          (6,375)          (6,936)
   Interest income                               4,604            5,526            5,315
   Gain on Sale of Thin Film Systems            51,039               --               --
                                           -----------      -----------      -----------
EARNINGS FROM CONTINUING OPERATIONS
   BEFORE TAXES                                177,785          189,243          165,300

   Taxes on earnings                            62,225           67,180           59,510

                                           -----------      -----------      -----------
EARNINGS FROM CONTINUING OPERATIONS        $   115,560      $   122,063      $   105,790

EARNINGS FROM DISCONTINUED OPERATIONS
   NET OF TAXES                                     --               --           33,496

                                           -----------      -----------      -----------
NET EARNINGS                               $   115,560      $   122,063      $   139,286
                                           ===========      ===========      ===========

NET EARNINGS PER SHARE - FULLY DILUTED

  Continuing operations                    $      3.66      $      3.81      $      3.01

  Discontinued operations                           --               --             0.95

                                           -----------      -----------      -----------
NET EARNINGS PER SHARE                     $      3.66      $      3.81      $      3.96

                                           ===========      ===========      ===========


See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS
Varian Associates, Inc. and Subsidiary Companies


                                                                        Fiscal Year-End
                                                                 ----------------------------
(Dollars in thousands except par values)                            1997             1996
                                                                 -----------      -----------
ASSETS
Current Assets
    Cash and cash equivalents                                    $   142,298      $    82,675
    Accounts receivable                                              418,978          380,330
    Inventories                                                      159,598          189,882
    Other current assets                                              92,596           91,010

                                                                 -----------      -----------
      Total Current Assets                                           813,470          743,897

                                                                 -----------      -----------
Property, Plant, and Equipment                                       460,251          473,852
    Accumulated depreciation and amortization                       (264,612)        (261,766)
                                                                 -----------      -----------
      Net Property, Plant, and Equipment                             195,639          212,086

                                                                 -----------      -----------
Other Assets                                                          95,224           62,938

                                                                 -----------      -----------
      TOTAL ASSETS                                               $ 1,104,333      $ 1,018,921

                                                                 ===========      ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
    Notes payable                                                $    18,668      $     4,362
    Accounts payable - trade                                          83,771           75,745
    Accrued expenses                                                 269,067          264,565
    Product warranty                                                  37,620           49,251
    Advance payments from customers                                   55,184           56,071

                                                                 -----------      -----------
      Total Current Liabilities                                      464,310          449,994
Long-Term Accrued Expenses                                            35,752           29,007
Long-Term Debt                                                        73,186           60,258
Deferred Taxes                                                         6,508           11,753

                                                                 -----------      -----------
      Total Liabilities                                              579,756          551,012

                                                                 -----------      -----------
Commitments and Contingencies

Stockholders' Equity
    Preferred stock
      Authorized 1,000,000 shares, par value $1, issued none              --               --
    Common stock
      Authorized 99,000,000 shares, par value $1, issued
      and outstanding 30,108,000 shares (1997), 30,646,000
      shares (1996)                                                   30,108           30,646
    Retained earnings                                                494,469          437,263

                                                                 -----------      -----------
      Total Stockholders' Equity                                     524,577          467,909

                                                                 -----------      -----------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $ 1,104,333      $ 1,018,921
                                                                 ===========      ===========


See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Varian Associates, Inc. and Subsidiary Companies


                                                         Capital in                    Treasury
(Dollars in thousands except                Common       Excess of      Retained        Stock
    per share amounts)                      Stock        Par Value      Earnings        at Cost        Total
                                          ---------      ---------      ---------      ---------      ---------
BALANCES, FISCAL YEAR-END, 1994           $  33,979      $      --      $ 415,474      $      --      $ 449,453
  Net earnings for the year                      --             --        139,286             --        139,286
  Issuance of stock under omnibus
    stock, stock option, and employee
    stock purchase plans (including
    tax benefit of $10,548)                   1,445         41,059             --             --         42,504
  Purchase of common stock                       --             --             --       (227,372)      (227,372)
  Retirement of treasury stock               (4,372)       (41,059)      (181,941)       227,372             --
  Dividends declared
    ($0.27 per share)                            --             --         (8,942)            --         (8,942)
                                          ---------      ---------      ---------      ---------      ---------

BALANCES, FISCAL YEAR-END, 1995              31,052             --        363,877             --        394,929
  Net earnings for the year                      --             --        122,063             --        122,063
  Issuance of stock under omnibus
    stock, stock option, and employee
    stock purchase plans (including
    tax benefit of $10,084)                   1,213         38,623             --             --         39,836
  Purchase of common stock                       --             --             --        (79,296)       (79,296)
  Retirement of treasury stock               (1,619)       (38,623)       (39,054)        79,296             --
  Dividends declared
    ($0.31 per share)                            --             --         (9,623)            --         (9,623)
                                          ---------      ---------      ---------      ---------      ---------

BALANCES, FISCAL YEAR-END, 1996              30,646             --        437,263             --        467,909
  Net earnings for the year                      --             --        115,560             --        115,560
  Issuance of stock under omnibus
    stock, stock option, and employee
    stock purchase plans (including
    tax benefit of $8,299)                    1,221         45,261             --             --         46,482
  Purchase of common stock                       --             --             --        (94,730)       (94,730)
  Retirement of treasury stock               (1,759)       (45,261)       (47,710)        94,730             --
  Dividends declared
    ($0.35 per share)                            --             --        (10,644)            --        (10,644)
                                          ---------      ---------      ---------      ---------      ---------
BALANCES, FISCAL YEAR-END, 1997           $  30,108      $      --      $ 494,469      $      --      $ 524,577
                                          =========      =========      =========      =========      =========

See accompanying Notes to the Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Varian Associates, Inc. and Subsidiary Companies


                                                                                     Fiscal Years
                                                                    ---------------------------------------
(Dollars in thousands)                                                1997           1996            1995
                                                                    ---------      ---------      ---------
OPERATING ACTIVITIES
          Net Cash Provided by Operating Activities                 $  44,939      $  87,437      $ 127,938
                                                                    ---------      ---------      ---------

INVESTING ACTIVITIES
      Proceeds from sale of property, plant, and equipment              2,220          4,781          4,394
      Proceeds from sale of Businesses                                145,500             --        191,347
      Purchase of property, plant, and equipment                      (55,087)       (67,736)       (65,404)
      Purchase of businesses, net of cash acquired                    (34,272)        (4,396)       (12,686)
      Other                                                            (8,685)        (5,999)         7,985
                                                                    ---------      ---------      ---------

          Net Cash Provided (Used) by Investing Activities             49,676        (73,350)       125,636
                                                                    ---------      ---------      ---------

FINANCING ACTIVITIES
      Net borrowings (payments) on short-term obligations               2,305          2,607         (3,061)
      Proceeds from long-term borrowings                               25,000             --             --
      Principal payments on long-term debt                                (71)           (71)           (70)
      Proceeds from common stock issued to employees                   38,183         29,752         31,956
      Purchase of common stock                                        (94,730)       (79,296)      (227,372)
      Dividends paid                                                  (10,399)        (9,341)        (8,819)
      Other                                                              (245)          (282)          (123)
                                                                    ---------      ---------      ---------

          Net Cash Used by Financing Activities                       (39,957)       (56,631)      (207,489)
                                                                    ---------      ---------      ---------

EFFECTS OF EXCHANGE RATE CHANGES ON CASH                                4,965          2,491         (2,229)
                                                                    ---------      ---------      ---------

          Net Increase (Decrease) in Cash and Cash Equivalents         59,623        (40,053)        43,856
          Cash and Cash Equivalents at Beginning of Fiscal Year        82,675        122,728         78,872
                                                                    ---------      ---------      ---------
          Cash and Cash Equivalents at End of Fiscal Year           $ 142,298      $  82,675      $ 122,728
                                                                    =========      =========      =========

DETAIL OF NET CASH PROVIDED BY OPERATING ACTIVITIES
      Net Earnings                                                  $ 115,560        122,063      $ 139,286
      Adjustments to reconcile net earnings to
        net cash provided by operating activities
          Depreciation                                                 45,649         42,918         49,997
          Gain on sale of businesses                                  (51,039)            --        (40,965)
          Deferred taxes                                               (9,703)         1,113        (27,083)

          Changes in assets and liabilities:
              Accounts receivable                                     (61,312)       (38,677)       (37,595)
              Inventories                                              (5,586)       (17,415)       (33,009)
              Other current assets                                      3,770         17,847        (19,362)
              Accounts payable - trade                                 10,479         (6,516)        10,711
              Accrued expenses                                        (24,859)       (40,658)        53,187
              Product warranty                                         (2,666)         1,137         10,678
              Advance payments from customers                           3,633          5,411         (6,159)
              Long-term accrued expenses                               11,251            (19)        29,026
          Other                                                         9,762            233           (774)
                                                                    ---------      ---------      ---------

          Net Cash Provided by Operating Activities                 $  44,939      $  87,437      $ 127,938
                                                                    =========      =========      =========


See accompanying Notes to the Consolidated Financial Statements.

                                                                      Exhibit 13

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year
The Company's fiscal years reported are the 52- or 53- week periods which ended on the Friday nearest September 30.

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

Foreign Currency Translation
For non-U.S. operations, the U.S. dollar is the functional currency. Monetary assets and liabilities of foreign subsidiaries are translated into U.S. dollars at current exchange rates. Nonmonetary assets such as inventories and property, plant, and equipment are translated at historical rates. Income and expense items are translated at effective rates of exchange prevailing during each year, except that inventories and depreciation charged to operations are translated at historical rates. The aggregate exchange loss included in general and administrative expenses for 1997, 1996, and 1995 was $5.9 million, $1.1 million, and $0.8 million, respectively.

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

Accounts Receivable
Accounts receivable are stated net of allowances for doubtful accounts of $2.7 million at the end of fiscal year 1997 and $2.3 million at the end of fiscal year 1996.

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of trade accounts receivable. Concentrations of credit risk with respect to trade accounts receivable are limited due to the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers.

Inventories
Inventories are valued at the lower of cost or market (realizable value) using last-in, first-out (LIFO) cost for the U.S. inventories of the Health Care Systems (except X-ray Tube Products), Instruments, and Semiconductor Equipment segments. All other inventories are valued principally at average cost. If the first-in, first-out (FIFO) method had been used for those operations valuing inventories on a LIFO basis, inventories would have been higher than reported by $48.4 million in fiscal 1997, $46.8 million in fiscal 1996, and $45.6 million in fiscal 1995. The main components of inventories are as follows:


(Dollars in millions)        1997       1996
                            ------     ------
Raw materials and parts     $ 97.2     $112.3
Work in process               37.4       53.7
Finished goods                25.0       23.9
                            ------     ------
Total Inventories           $159.6     $189.9
                            ======     ======


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

The main components of property, plant, and equipment are as follows:


(Dollars in millions)                     1997       1996
                                         ------     ------
Land and land leaseholds                 $ 12.0     $ 11.3
Buildings                                 159.1      160.4
Machinery and equipment                   277.9      291.7
Construction in progress                   11.3       10.5
                                         ------     ------
Total Property, Plant, and Equipment     $460.3     $473.9
                                         ======     ======

Environmental Liabilities
Liabilities are recorded when environmental assessments and/or remedial efforts are probable, and the costs can be reasonably estimated. Generally, the timing of these accruals coincides with completion of a feasibility study or the Company's commitment to a formal plan of action.

During 1997, the Company adopted the AICPA's SOP 96-1, "Environmental Remediation Liabilities." As a result of the adoption of SOP 96-1, the Company increased the reserve for environmental liabilities by $8.8 million.

Taxes on Earnings
The Company's provision for income taxes comprises its estimated tax liability currently payable and the change in its deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

Research and Development
Company-sponsored research and development costs related to both present and future products are expensed currently. Costs related to research and development contracts are included in inventory and charged to cost of sales upon recognition of related revenue. Total expenditures on research and development for fiscal 1997, 1996, and 1995, were $115.5 million, $116.5 million, and $94.7 million, respectively, of which $4.7 million, $6.4 million, and $3.7 million, respectively, were funded by customers.

Computation of Net Earnings Per Share (Shares in thousands)
Earnings-per-share computations are based on the weighted average common shares outstanding and common share equivalents (dilutive stock options). The average number of common shares and common share equivalents used in the computation of earnings per share in fiscal 1997, 1996, and 1995, was 31,587, 32,075, and 35,202, respectively. There is no significant difference between fully diluted earnings per share and primary earnings per share.

Reclassification
Certain amounts in prior years have been reclassified to conform with the 1997 presentation. These reclassifications did not change previously reported total assets, liabilities, stockholders' equity or earnings from continuing operations.


RECENT ACCOUNTING PRONOUNCEMENTS

Earnings per Share
In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS 128, "Earnings per Share." SFAS 128 is effective for the first quarter of the Company's fiscal year 1998. SFAS 128 requires the computation of earnings per share under two methods, basic and diluted, and that prior periods be restated to conform to that revised presentation and calculation. Early adoption of SFAS 128 is not permitted. The impact of its implementation on the consolidated financial statements of the Company has not yet been determined.

Reporting Comprehensive Income
In June 1997, the FASB issued SFAS 130, "Reporting Comprehensive Income." SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. It is effective for the Company's fiscal year 1999. The impact of its implementation on the consolidated financial statements of the Company has not yet been determined.

Disclosures About Segments of an Enterprise and Related Information
In June 1997, the FASB issued SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." SFAS 131 changes current practice under SFAS 14 by establishing a new framework on which to base segment reporting (referred to as the "management" approach) and also requires interim reporting of segment information. It is effective for the Company's fiscal year 1999. The Company has not determined the impact of its implementation on the reporting of the Company's segment information.


ACCRUED EXPENSES


(Dollars in millions)                   1997       1996
                                       ------     ------
Taxes, including taxes on earnings     $ 33.5     $ 35.3
Payroll and employee benefits            90.3      108.8
Environmental                             4.4        3.2
Estimated loss contingencies             59.2       34.0
Deferred income                          22.6       23.7
Other                                    59.1       59.6
                                       ------     ------

Total Accrued Expenses                 $269.1     $264.6
                                       ======     ======

SHORT-TERM DEBT

Short-term notes payable and the current portion of long-term debt amounted to $18.7 million and $4.4 million at the end of fiscal years 1997 and 1996, respectively. The weighted average interest rates on short-term borrowings were 5.6% and 3.7% at the end of fiscal years 1997 and 1996, respectively. Total debt is subject to limitations included in long-term debt agreements.

At fiscal year-end 1997, the Company had total unused committed lines of credit amounting to $50 million.

LONG-TERM ACCRUED EXPENSES

Long-term accrued expenses are comprised of accruals for environmental costs not expected to be expended within the next year. The current portion is recorded within Accrued Expenses.

LONG-TERM DEBT


(Dollars in millions)                              1997      1996
                                                  -----     -----
Unsecured term loan, 7.29% due in semiannual
installments of $6.0 payable fiscal 1998-2002     $60.0     $60.0
Unsecured term loan, 7.21% due in semiannual
installments of $2.5 payable fiscal 2003-2007      25.0        --
Other debt                                          0.3       0.4
                                                  -----     -----
Long-term borrowings                               85.3      60.4
                                                  -----     -----
Less current portion                               12.1       0.1
                                                  =====     =====
Long-term Debt                                    $73.2     $60.3
                                                  =====     =====


The unsecured term loans contain covenants that limit future borrowings and require the Company to maintain certain levels of working capital and operating results. For fiscal year 1997, the Company was in compliance with all restrictive covenants of the loan agreements, including a restriction on payment of cash dividends. At September 26, 1997, approximately $103.9 million of retained earnings were unrestricted for payment of cash dividends.

The annual maturities of long-term debt (in millions) for fiscal years 1998 through 2002, are as follows: $12.1, $12.1, $12.1, $12.0 and $12.0.

Interest paid (in millions) on short and long-term debt was $7.6, $6.4, and $6.9, in fiscal 1997, 1996, and 1995, respectively.

Based on rates currently available to the Company for debt with similar terms and remaining maturities, the carrying amounts of long-term debt and notes payable approximate estimated fair value.


FORWARD EXCHANGE CONTRACTS

The Company enters into forward exchange contracts to mitigate the effects of operational (sales orders and purchase commitments) and balance sheet exposures to fluctuations in foreign currency exchange rates. When the Company's foreign exchange contracts hedge operational exposure, the effects of movements in currency exchange rates on these instruments are recognized in income when the related revenues and expenses are recognized. When foreign exchange contracts hedge balance sheet exposure, such effects are recognized in income when the exchange rate changes. Because the impact of movements in currency exchange rates on foreign exchange contracts generally offsets the related impact on the underlying items being hedged, these instruments do not subject the Company to risk that would otherwise result from changes in currency exchange rates. Gains and losses on hedges of existing assets or liabilities are included in the carrying amounts of those assets or liabilities and are ultimately recognized in income as part of those carrying amounts. Gains and losses related to qualifying hedges of firm commitments also are deferred and are recognized in income or as adjustments of carrying amounts when the hedged transaction occurs. Any deferred gains or losses are included in Accrued Expenses in the balance sheet. If a hedging instrument is sold or terminated prior to maturity, gains and losses continue to be deferred until the hedged item is recognized in income. If a hedging instrument ceases to qualify as a hedge, any subsequent gains and losses are recognized currently in income. At fiscal year-end 1997, the Company had forward exchange contracts with maturities of twelve months or less to sell foreign currencies totaling $88.9 million ($36.0 million of Japanese yen, $14.1 million of French francs, $10.7 million of Canadian dollars, $5.5 million of British pounds, $5.1 million of Italian lira, $4.5 million of German marks, $3.2 million of Spanish pesetas, $2.7 million of Norwegian krone, $2.0 million of Belgian francs, $1.9 million of Dutch guilders, $1.7 million of Taiwan dollars, $0.9 million of Finnish marks, $0.4 million of Portuguese escudos, and $0.2 million of Korean won) and to buy foreign currencies totaling $31.3 million ($8.8 million of British pounds, $8.8 million of German marks, $5.7 million of Australian dollars, $3.2 million of Swiss francs, $1.7 million of Japanese yen, $1.3 million of Canadian dollars, $1.0 million of Swedish krona, and $0.8 million of French francs). The face values of these foreign exchange contracts approximate estimated fair value based on the quoted market prices of these foreign currencies.

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

Option activity under the Plans is presented below:


                                     1997                   1996                    1995
                             -------------------     -------------------     -------------------
                                         Weighted                Weighted                Weighted
                                         Average                 Average                 Average
                                         Exercise                Exercise                Exercise
                             Options      Price      Options      Price      Options      Price
                             ------      -------     ------      -------     ------      -------
Beginning of fiscal year      3,877      $ 31.08      3,809        23.36      3,999      $ 18.77
Granted                       1,089        48.89      1,159        48.57      1,111        36.25
Terminated or expired          (224)       45.75        (62)       40.24       (116)       28.49
Exercised                    (1,000)       28.58     (1,029)       21.78     (1,185)       19.55
                             ------      -------     ------      -------     ------      -------

End of fiscal year            3,742      $ 36.43      3,877        31.08      3,809      $ 23.36
                             ------      -------     ------      -------     ------      -------
Shares exercisable            1,935      $ 26.58      1,869      $ 20.12      2,030      $ 17.66
Available shares
remaining                       667                     456                     703

During fiscal years 1997, 1996, and 1995, 55, 69, and 63 shares, respectively, were awarded under restricted stock grants at no cost to the employees. The restricted stock grants vest generally over a three year period. Compensation expense from restricted stock was $2.7 million, $2.6 million, and $2.0 million, in fiscal years 1997, 1996, and 1995, respectively. The Employee Stock Purchase Plan (ESPP) covers substantially all employees in the United States and Canada. The participants' purchase price is the lower of 85% of the closing market price on the first trading day of the fiscal quarter or the first trading day of the next fiscal quarter. The discount is treated as equivalent to the cost of issuing stock for financial reporting purposes. During fiscal 1997, 1996, and 1995, 163 shares, 111 shares, and 205 shares were issued under the ESPP for $6.9 million, $4.7 million, and $7.0 million, respectively. At fiscal year-end 1997, the Company had a balance of 2,851 shares reserved for ESPP.

The following tables summarize information concerning outstanding and exercisable options at the end of fiscal 1997.


                                              Options Outstanding
                                ------------------------------------------------------
                                                    Weighted Average
Range of                        Number            Remaining Contractual    Weighted Average
Exercise prices              Outstanding              Life (in years)        Exercise Price
                                -----                    ------                 ------
$10.91-10.91                      394                       2.4                 $10.91
 15.16-19.50                      433                       1.7                  18.49
 21.41-25.35                      425                       3.3                  25.29
 32.81-36.00                      593                       4.1                  35.97
 36.12-48.31                      901                       8.1                  47.79
 48.38-61.31                      996                       9.1                  49.08
                                -----                    ------                 ------
Total                           3,742                       5.9                 $36.43
                                -----                    ------                 ------


                                      Options Exercisable
                                -------------------------------
Range of exercise               Number              Weighted Average
Prices                       Exercisable             Exercise Price
                                -----                    ------
$10.91-10.91                      394                    $10.91
 15.16-19.50                      433                     18.49
 21.41-25.35                      425                     25.29
 32.81-36.00                      359                     35.97
 36.12-48.31                      287                     47.15
 48.38-61.31                       37                     52.47
                                -----                    ------
   Total                        1,935                    $26.58
                                -----                    ------

The Company has adopted the disclosure provision of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, the Company applies APB Opinion 25 and related Interpretations in accounting for its stock option plans. If the Company had elected, beginning in fiscal 1996, to recognize compensation cost based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net earnings and net earnings per share would have been reduced to the pro forma amounts shown below:


(Dollars in thousands except per share amounts)                       1997                           1996
                                                                   -----------                    -----------
Net Earnings - as reported                                         $   115,560                    $   122,063
Net Earnings - pro forma                                           $   109,433                    $   119,271
Net Earnings per share - as reported                               $      3.66                    $      3.81
Net Earnings per share - pro forma                                 $      3.45                    $      3.70

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                                   Employee Stock Options     Employee Stock Purchase Plan
                                    -------------------           --------------------
                                    1997           1996           1997            1996
                                    ----           ----           ----            ----
Expected dividend yield              0.8%           0.8%           0.8%            0.8%
Risk-free interest rate              6.4%           6.0%           5.3%            5.1%
Expected volatility                 21.0%          21.0%          21.0%           21.0%
Expected life (in years):
     Employees                         4              4            .25             .25
     Executive Officers                7              7            .25             .25

The weighted average estimated fair values of employee stock options granted during fiscal 1997 and 1996 were $14.65 and $13.93 per share, respectively. The weighted average estimated fair values of Employee Stock Purchase Plan options issued during fiscal 1997 and 1996 were $11.77 and $9.06 per share, respectively.

The above pro forma disclosures are not likely to be representative of the effects on net earnings and net earnings per share in future years, because they do not take into consideration pro forma compensation expense related to grants made prior to the Company's fiscal year 1996.


RETIREMENT PLANS

The Company has defined contribution retirement plans covering substantially all of its United States and Canadian employees. The Company's major obligation is to contribute an amount based on a percentage of each participant's base pay. The Company also contributes 5% of its consolidated earnings from continuing operations before taxes, as adjusted for discretionary items, as retirement plan profit sharing. Participants are entitled, upon termination or retirement, to their portion of the retirement fund assets, which are held by a third-party trustee. In addition, a number of the Company's foreign subsidiaries have defined benefit retirement plans for regular full-time employees. Total pension expense for all plans amounted to $20.6 million, $23.6 million, and $21.1 million, for fiscal 1997, 1996, and 1995, respectively.

TAXES ON EARNINGS

Taxes on earnings from continuing operations are as follows:


(Dollars in millions)             1997            1996           1995
                                  -----           -----          -----
Current
U.S. federal                      $48.4           $42.3          $60.6
Non-U.S                            16.0            13.8           14.8
State and local                     7.5             9.9           11.2
                                  -----           -----          -----
      Total current                71.9            66.0           86.6
                                  -----           -----          -----

Deferred
    U.S. federal                  (10.4)            0.6          (26.6)
    Non-U.S                          .7             0.6           (0.5)
                                  -----           -----          -----
          Total deferred           (9.7)            1.2          (27.1)
                                  -----           -----          -----

Taxes on Earnings                 $62.2           $67.2          $59.5
                                  =====           =====          =====

Significant items making up deferred tax assets and liabilities are as follows:


(Dollars in millions)                   1997           1996
                                        -----          -----
Assets:
     Product warranty                   $11.9          $16.2
     Deferred compensation                7.0           10.1
     Special provisions                  34.8           23.1
     Inventory adjustments               20.3           20.7
     Deferred income                      5.6            5.9
     Deferred state taxes                 2.4             --
     State income tax                     1.6            1.7
     Other                                5.3            4.5
                                        -----          -----
                                         88.9           82.2
                                        -----          -----
Liabilities:
     Accelerated depreciation            10.5           13.6
     Unconsolidated affiliates            5.8            8.0
     Other                                2.6            0.3
                                        -----          -----
                                         18.9           21.9
                                        -----          -----

Net Deferred Tax Asset                  $70.0          $60.3
                                        =====          =====


The classification of the net deferred tax asset on the Consolidated Balance Sheet is as follows:


(Dollars in millions)                                      1997            1996
                                                           -----           -----
Net current deferred tax asset (included in Other
Current Assets)                                            $76.5           $72.1
Net long-term deferred tax liability                        (6.5)          (11.8)
                                                           -----           -----
Net Deferred Tax Asset                                     $70.0           $60.3
                                                           =====           =====


The effective tax rate on continuing operations differs from the U.S. federal statutory tax rate as a result of the following:


                                                           1997            1996            1995
                                                           ----            ----            ----
Federal statutory income tax rate                          35.0%           35.0%           35.0%
State and local taxes, net of federal tax benefit           2.7             3.4             4.4
Foreign taxes, net                                          2.0             0.4            (1.2)
Foreign Sales Corporation                                  (2.3)           (2.8            (2.4)
Other                                                      (2.5)           (0.5)            0.2
                                                           ----            ----            ----
Effective Tax Rate                                         35.0%           35.5%           36.0%
                                                           ====            ====            ====

Income taxes paid are as follows:


(Dollars in millions)                   1997           1996           1995
                                        -----          -----          -----
Federal income taxes paid, net          $41.9          $63.6          $35.1
State income taxes paid, net              4.0            9.8           11.7
Foreign income taxes paid, net           18.3           21.2           24.0
                                        -----          -----          -----
Total Paid                              $64.2          $94.6          $70.8
                                        =====          =====          =====

LEASE COMMITMENTS

At fiscal year-end 1997, the Company was committed to minimum rentals under noncancellable operating leases for fiscal years 1998 through 2002 and thereafter, as follows, in millions: $8.3, $6.7, $4.6, $2.9, $1.9, and $4.1.
Rental expense for fiscal years 1997, 1996, and 1995, in millions, was $17.1, $18.4, and $18.6, respectively.


CONTINGENCIES


In February 1990, a purported class action was brought by Panache Broadcasting of Pennsylvania, Inc. on behalf of all purchasers of electron tubes in the U.S. against the Company and a joint-venture partner, alleging that the activities of their joint venture in the power-grid tube industry violated antitrust laws. The complaint seeks injunctive relief and unspecified damages, which may be trebled under the antitrust laws. In February 1993, the U.S. District Court in Chicago granted in part and denied in part the Company's motion to dismiss the complaint. Panache Broadcasting filed an amended complaint in March 1993. In October 1995, the Court affirmed a federal Magistrate's recommendation to grant in part and deny in part the Company's motion to dismiss the amended complaint. Also in October 1995, the Magistrate recommended denial of plaintiff's request to certify the purported class and recommended certification of a different and narrower class than that defined by plaintiff. The Company is appealing that proposed class certification to the District Court. Management believes that the Company has meritorious defenses to the Panache lawsuit.

In addition to the above-referenced matter, the Company is currently a defendant in a number of legal actions and could incur an uninsured liability in one or more of them. In the opinion of management, the outcome of the above litigation (including the Panache lawsuit) will not have a material adverse effect on the consolidated financial statements of the Company.

The Company has been named by the U.S. Environmental Protection Agency or third parties as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, at eight sites where the Company is alleged to have shipped manufacturing waste for recycling or disposal. The Company is also involved in various stages of environmental investigation and/or remediation under the direction of, or in consultation with, federal, state, and/or local agencies at certain current or former Company facilities (including facilities disposed of in connection with the Company's sale of its Electron Devices business during 1995, and the sale of TFS during
1997). Expenditures for environmental investigation and remediation amounted to $2.3 million in 1997 compared with $5.2 million in 1996, and $2.3 million in 1995.

For certain of these facilities, various uncertainties make it difficult to assess the likelihood and scope of further investigation or remediation activities or to estimate the future costs of such activities if undertaken. As of September 26, 1997, the Company nonetheless estimated that the Company's future exposure for environmental related investigation and remediation costs for these sites ranged in the aggregate from $17.4 million to $44.7 million. The time frame over which the Company expects to incur such costs varies with each site, ranging up to 30 years as of September 26, 1997. Management believes that no amount in the foregoing range of estimated future costs is more probable of being incurred than any other amount in such range and therefore accrued $17.4 million in estimated environmental costs as of September 26, 1997. The amount accrued has not been discounted to present value.

As to other facilities, the Company has gained sufficient knowledge to be able to better estimate the scope and costs of future environmental activities. As of September 26, 1997, the Company estimated that the Company's future exposure for environmental related investigation and remediation costs for these sites ranged in the aggregate from $46.5 million to $72.0 million. The time frame over which the Company expects to incur such costs varies with each site, ranging up to 30 years as of September 26, 1997. As to each of these sites, management determined that a particular amount within the range of estimated costs was a better estimate of the future environmental liability than any other amount within the range, and that the amount and timing of these future costs were reliably determinable. Together, these amounts totaled $54.2 million at September 26, 1997. The Company accordingly accrued $22.8 million, which represents this best estimate of the future costs discounted at 4%, net of inflation.
This reserve is in addition to the $17.4 million described above.

At September 26, 1997, the Company's reserve for environmental liabilities, based upon future environmental related costs estimated by the Company as of that date, was calculated as follows:

(Dollars in millions)


                                                                            Total
                                    Recurring                              Anticipated
Year                                  Costs        Non-Recurring Costs    Future costs
                                      -----              -----               -----
1998                                  $ 2.2               $2.2              $  4.4

1999                                    2.4                1.8                 4.2

2000                                    2.4                0.3                 2.7

2001                                    2.4                0.2                 2.6

2002                                    2.2                0.0                 2.2

Thereafter                             53.2                2.3                55.5
                                      -----              -----              ------

Total costs                           $64.8              $ 6.8              $ 71.6

Less imputed interest (at 7%)                                                (31.4)
                                                                            ------

Reserve amount                                                              $ 40.2
                                                                            ======


The amounts set forth in the foregoing table are only estimates of anticipated future environmental related costs, and the amounts actually spent in the years indicated may be greater or less than such estimates. The aggregate range of cost estimates reflects various uncertainties inherent in many environmental investigation and remediation activities and the large number of sites where the Company is undertaking such investigation and remediation activities. The Company believes that most of these cost ranges will narrow as investigation and remediation activities progress. The Company believes that its reserves are adequate, but as the scope of its obligations becomes more clearly defined, these reserves may be modified and related charges against earnings may be made.

Although any ultimate liability arising from environmental related matters described herein could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, would be material to the Company's financial statements, the likelihood of such occurrence is considered remote. Based on information currently available to management and its best assessment of the ultimate amount and timing of environmental related events, the Company's management believes that the costs of these environmental related matters are not reasonably likely to have a material adverse effect on the consolidated financial statements of the Company.

The Company evaluates its liability for environmental related investigation and remediation in light of the liability and financial wherewithal of potentially responsible parties and insurance companies where the Company believes that it has rights to contribution, indemnity, and/or reimbursement. Claims for recovery of environmental investigation and remediation costs already incurred, and to be incurred in the future, have been asserted against various insurance companies and other third parties. In 1992, the Company filed a lawsuit against 36 insurance companies with respect to most of the above-referenced sites. The Company received certain cash settlements during 1995, 1996 and 1997 from defendants in that lawsuit, and has a $0.5 million receivable in Other Current Assets at September 26, 1997. The Company has also reached an agreement with another insurance company under which the insurance company has agreed to pay a portion of the Company's past and future environmental related expenditures, and the Company therefore has a $5.5 million receivable in Other Assets at September 26, 1997. Although the Company intends to aggressively pursue additional insurance recoveries, the Company has not reduced any liability in anticipation of recovery with respect to claims made against third parties.

Sale of Business and Discontinued Operation

On June 20, 1997, the Company completed the sale of its Thin Film Systems operations (a product line of the Semiconductor Equipment segment). Total proceeds received from the sale were $145.5 million in cash. A $51.5 million reserve was recorded to cover, among other items, retained liabilities, transaction costs, employee terminations, facilities separation costs, indemnification obligations, litigation expense and other contingencies. The gain on the sale was $33.2 million (net of income taxes of $17.8 million).

On August 11, 1995, the Company completed the sale of the Electron Devices business segment (not including the Tempe Electronics Center). The Tempe facility was retained as part of the Instruments business segment. The transaction was accounted for as a discontinued operation. The Company received $191.3 million net proceeds in cash. The gain on the sale was $25.3 million (net of income taxes of $15.6 million). Summary operating results of discontinued operations, excluding the above gain, are as follows:


(Dollars in millions)                               1995
                                                   ------
Sales                                              $205.1
                                                   ------

Earnings Before Taxes                                13.2
Taxes on Earnings                                     5.0
                                                   ------
Net Earnings from Discontinued Operations
     Before Gain on Sale                           $  8.2
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

The Company operates various manufacturing and marketing operations outside the United States. For 1997, no single country outside the United States accounted for more than 10% of total sales. Sales to customers located in Korea were $177.9 million, and $183.8 million in fiscal 1996 and 1995, respectively. For fiscal 1997, 1996 and 1995, no single country outside the United States accounted for more than 10% of total assets. Sales between geographic areas are accounted for at cost plus prevailing markups arrived at through negotiations between independent profit centers. Related profits are eliminated in consolidation.

Included in the total of United States sales are export sales of $313 million in fiscal 1997, $496 million in fiscal 1996, and $420 million in fiscal 1995. Sales under prime contracts from the U.S. Government were approximately $14 million in fiscal 1997, $15 million in fiscal 1996, and $22 million in fiscal 1995.

                                                                      Exhibit 13

INDUSTRY SEGMENTS


                                                       Pretax             Identifiable           Capital
                                 Sales                Earnings               Assets            Expenditures         Depreciation
                         -------------------- ----------------------  -------------------- -------------------- --------------------
(Dollars in millions)     1997   1996   1995   1997    1996    1995    1997   1996   1995   1997   1996   1995   1997   1996   1995
                         ------ ------ ------ ------  ------  ------  ------ ------ ------ ------ ------ ------ ------ ------ ------
Health Care Systems      $  472 $  464 $  482 $   64  $   68  $   90  $  326 $  282 $  254 $   11 $   13 $   16 $   13 $   12 $   11

Instruments                 527    481    432     43      33      18     307    248    235     19     19     21     14     13     12

Semiconductor Equipment     424    650    659     70     135      99     175    262    227     12     24     15     11     11      9

Eliminations & Other          3      4      3    (12)    (12)    (11)     10     10      9      2      1     --      1      1      1
                         ------ ------ ------ ------  ------  ------  ------ ------ ------ ------ ------ ------ ------ ------ ------
  Total Industry
    Segments              1,426  1,599  1,576    165     224     196     818    802    725     44     57     52     39     37     33

General Corporate            --     --     --     16     (34)    (29)    286    217    279     12     12     10      7      6      6

Interest, Net                --     --     --     (3)     (1)     (2)     --     --     --     --     --     --     --     --     --
                         ------ ------ ------ ------  ------  ------  ------ ------ ------ ------ ------ ------ ------ ------ ------
  Continuing Operations  $1,426 $1,599 $1,576 $  178  $  189  $  165  $1,104 $1,019 $1,004 $   56 $   69 $   62 $   46 $   43 $   39
                         ====== ====== ====== ======  ======  ======  ====== ====== ====== ====== ====== ====== ====== ====== ======


General Corporate Pretax Earnings for 1997 include the gain on the sale of Thin Film Systems of $51 million.

GEOGRAPHIC SEGMENTS


                       Sales to          Intergeographic
                     Unaffiliated            Sales to               Total                    Pretax               Identifiable
                       Customers            Affiliates              Sales                   Earnings                 Assets
                   ------------------   ------------------  ----------------------    --------------------    --------------------
(Dollars in        1997  1996   1995    1997   1996   1995   1997    1996    1995     1997    1996    1995    1997    1996    1995
millions)          ---- ------ ------   ----   ----   ----  ------  ------  ------    ----    ----    ----    ----    ----    ----
United States      $995 $1,152 $1,175   $246   $256   $217  $1,241  $1,408  $1,392    $157    $200    $165    $565    $514    $496

International       429    444    398     60     61     54     489     505     452      20      36      42     243     278     220

Eliminations
& Other               2      3      3   (306)  (317)  (271)   (304)   (314)   (268)    (12)    (12)    (11)     10      10       9
                   ---- ------ ------   ----   ----   ----  ------  ------  ------    ----    ----    ----    ----    ----    ----

Total Geographic
Segments          1,426  1,599  1,576     --     --     --   1,426   1,599   1,576     165     224     196     818     802     725


General Corporate    --     --     --     --     --     --      --      --      --      16     (34)    (29)    286     217     279

Interest, Net        --     --     --     --     --     --      --      --      --      (3)     (1)     (2)     --      --      --
                 ------ ------ ------ ------ ------ ------ ------- ------- ------- ------- ------- ------- ------- ------- -------
Continuing
Operations       $1,426 $1,599 $1,576    $--    $--    $--  $1,426  $1,599  $1,576    $178    $189    $165  $1,104  $1,019  $1,004
                 ====== ====== ====== ====== ====== ====== ======= ======= ======= ======= ======= ======= ======= ======= =======


Total sales is based on the location of the operation furnishing goods and services. International sales based on final destination of products sold are $720 million, $918 million, and $797 million, in 1997, 1996, and 1995, respectively.

General Corporate Pretax Earnings for 1997 include the gain on the sale of Thin Film Systems of $51 million.

                                                                      Exhibit 13

Quarterly Financial Data  (Unaudited)


                                                            1997                                            1996
                                       ---------------------------------------------   ---------------------------------------------
(Dollars in millions except              First    Second    Third   Fourth   Total       First    Second    Third   Fourth    Total
     per share amounts)                 Quarter   Quarter  Quarter  Quarter   Year      Quarter   Quarter  Quarter  Quarter   Year
                                       --------  -------- -------- -------- --------   --------  -------- -------- -------- --------
Sales                                  $  322.0     338.1    359.9    405.8  1,425.8   $  351.2     417.7    417.0    413.5  1,599.4
                                       --------  -------- -------- -------- --------   --------  -------- -------- -------- --------

Gross Profit                           $  111.9     123.9    132.4    154.9    523.1   $  133.1     154.2    157.1    159.3    603.7
                                       --------  -------- -------- -------- --------   --------  -------- -------- -------- --------

Net Earnings                           $   12.8      17.4     52.4     33.0    115.6   $   25.5      33.1     34.3     29.2    122.1
                                       ========  ======== ======== ======== ========   ========  ======== ======== ======== ========

Net Earnings Per Share -
Fully Diluted                          $   0.41      0.55     1.67     1.06     3.66   $   0.79      1.03     1.07     0.92     3.81
                                       ========  ======== ======== ======== ========   ========  ======== ======== ======== ========


The four quarters for net earnings per share may not add for the year because of the different number of shares outstanding during the year.

Third quarter 1997 net earnings includes a $33.2 million ($1.06 per share) after tax gain on the sale of the Thin Film Systems operations.


Common Stock Prices  (Unaudited)


                                                1997                                                 1996
                             --------------------------------------------     ---------------------------------------------
                              First         Second     Third       Fourth      First         Second      Third       Fourth
                             Quarter        Quarter    Quarter     Quarter    Quarter        Quarter     Quarter     Quarter
                             -------        ------     ------      ------     -------        ------      ------      ------
Common Stock
  High                       $51 7/8        59 1/2     56 1/4      62 1/8     $53 7/8        52 5/8      62 7/8      52 3/8
  Low                        $44 1/8        49         47 1/8      52 5/8     $42 1/2        43 1/4      49 1/4      40 1/2
  Dividends Declared
       Per Share             $  0.08          0.09       0.09        0.09     $  0.07          0.08        0.08        0.08

                                                                      Exhibit 13

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Varian Associates, Inc.

        We have audited the accompanying consolidated balance sheets of Varian Associates, Inc. and its subsidiaries as of September 26, 1997 and September 27, 1996, and the related consolidated statements of earnings, stockholders' equity, and cash flows for each of the three fiscal years in the period ended September 26, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Varian Associates, Inc. and its subsidiaries as of September 26, 1997, and September 27, 1996, and the consolidated results of their operations and their cash flows for each of the three fiscal years in the period ended September 26, 1997, in conformity with generally accepted accounting principles.



/s/ Coopers & Lybrand  L.L.P.
-------------------------------
COOPERS & LYBRAND  L.L.P.


San Jose, California
October 15, 1997


                                      -35-